12

05010505

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Vodafone

*CURRENT ADDRESS

PROCESSED

AUG 18 2005

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 5746 FISCAL YEAR 12-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
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OICF/BY: dlw

DAT : 8/17/05

VODATEL

ARIS
12-31-04



RECEIVED

Annual Report 2004

CHARACTERISTICS OF GEM

GEM has been established as a market designed to accommodate companies to which a high investment risk may be attached. In particular, companies may list on GEM with neither a track record of profitability nor any obligation to forecast future profitability. Furthermore, there may be risks arising out of the emerging nature of companies listed on GEM and the business sectors or countries in which the companies operate. Prospective investors should be aware of the potential risks of investing in such companies and should make the decision to invest only after due and careful consideration. The greater risk profile and other characteristics of GEM mean that it is a market more suited to professional and other sophisticated investors.

Given the emerging nature of companies listed on GEM , there is a risk that securities traded on GEM may be more susceptible to high market volatility than securities traded on the Main Board and no assurance is given that there will be a liquid market in the securities traded on GEM.

The principal means of information dissemination on GEM is publication on the internet website operated by the Exchange. Listed companies are not generally required to issue paid announcements in Gazetted Newspapers. Accordingly, prospective investors should note that they need to have access to the GEM Website in order to obtain up-to-date information on GEM-listed issuers.

TABLE OF CONTENTS

CORPORATE INFORMATION

Directors

Executive Directors

José Manuel dos Santos
Yim Hong
Kuan Kin Man
Monica Maria Nunes

Independent Non-executive Directors

Chui Sai Cheong
Lo King Chiu Charles
Fung Kee Yue Roger

Authorised Representatives

Yim Hong
Monica Maria Nunes

Company Secretary

Foo Chun Ngai Redford, CPA, FCCA

Qualified Accountant

Foo Chun Ngai Redford, CPA, FCCA

Compliance Officer

Monica Maria Nunes

Audit Committee

Chui Sai Cheong
Lo King Chiu Charles
Fung Kee Yue Roger

Auditors

PricewaterhouseCoopers
Certified Public Accountants
22nd Floor, Prince's Building
Central
Hong Kong

Registered Office

Clarendon House
2 Church Street
Hamilton HM11
Bermuda

Head Office and Principal Place of Business

74 da Rua da Felicidade
Edifício Vodatel
Taipa
Macao
Tel: (853) 721182, 718033
Fax: (853) 717800, 752909

Place of Business in Hong Kong

Unit 3201, 32nd Floor, AIA Tower
183 Electric Road
North Point
Hong Kong
Tel: (852) 2587 8868
Fax: (852) 2587 8033

Website

http://www.vodatelsys.com

Bankers

Banco Comercial de Macau, S.A.
HSH Nordbank AG
Industrial and Commercial Bank of China (Asia) Limited
Standard Chartered Bank (Hong Kong) Limited

Share Registrars

Abacus Share Registrars Limited
Ground Floor, Bank of East Asia Harbour View Centre
56 Gloucester Road
Wanchai
Hong Kong

COMPANY PROFILE

The Group carries the vision to deliver high quality solutions to customers allowing them to manage their business and reach out for infotainment services, anywhere and anytime. The Group principally engages in the provision of network and system infrastructure, enterprise solutions and multimedia value-added services.

The Group provides an integrated services in network and system infrastructure ranging from network and system planning, design, provision of network equipment and software, installation and implementation to maintenance and technical support for public telecommunications service providers, such as China Telecom, China Netcom, China Unicom and China Mobile, and enterprises in selected vertical markets in Mainland China and Macao, such as gaming operators, cable TV operators, electricity bureaus and governmental authorities.

Through its separate listing entity, MIHL, the Group is engaged in the research, development and delivery of innovative and quality value-added applications, with an aim to increase operating effectiveness and efficiencies of enterprises.

The Group is also engaged in the provision of multimedia value-added services in the Asia Pacific Region and Europe, offering mobile and fixed line services such as content and campaign management, distribution and billing via a number of platforms including IVR, interactive internet solutions and premium rate SMS.

Headquartered in Macao and listed on GEM, the Group enjoys a leadership position in Macao and seeks to further expand its penetration into the global market.

CHAIRMAN'S STATEMENT

To our Members,

The journey of the past eighteen months has certainly been challenging to the management of Vodatel. The Group that we have built, our ability to sustain our successes that we have historically achieved and the prospects of Vodatel have been put to a test. Have our confidence been shaken by the difficult market environment? Are the future prospects of Vodatel in doubt? We see the answer to these questions is a resounding "NO". Our vision has remained as crystal clear as before — Vodatel delivering high quality solutions to customers allowing them to manage their business and reach out for information, anywhere and anytime — and we have the necessary qualities and building blocks to put the Group back on track.

For the first time since the listing of Vodatel on GEM in 2000, we have reported a loss and have not declared any dividend. During the past three years, Vodatel has been operating in a frustrating mix of conditions. We have stayed tightly focused and committed on achieving our goals — the introduction of new products to our customers and establishment of our market reputation as the "destination of choice" for data networking solutions in Mainland China. However, Vodatel has now certainly entered into a period of changes where many of the variables in the past regarding our customers and the market that we operate no longer hold true. We are now facing increasing competition and pricing pressures and an atmosphere whereby telecommunications service providers entered into a prolonged period of investing their capital expenditure outside the products and services domain of Vodatel.



We have been carefully evaluating the changing environmental factors affecting the Group and sector and put in place a transformational strategic path that is designed to shelter the Group against turbulent changes and set Vodatel to a new vision for the coming years. We have implemented a series of moves to achieve our strategies.



Foremost, we divested MIHL by separately listing it as an independent company on GEM, allowing Vodatel to concentrate its focus on its core businesses.

In Mainland China, in line with market momentum that shaped market prospects and the emergence of new market landscape, we have streamlined our operations to set the pace of changes. We consolidated and combined the number of representative offices and reduced our workforce to control costs. We also introduced our self-developed solutions to enhance the overall margin that have been weakened by difficult operating environment and increasing competition.

Macao, a small city yet eye-catching, enjoys an indisputable strong and robust operating environment, with growth momentum remaining strong in the years to come. With our roots in Macao, we realigned our resources to reinforce our leadership position in our homeland, expanding our reach from supporting networking infrastructure and surveillance solutions for gaming operators to core communications infrastructural blocks for the police and security force in the local territory.

With a compelling vision and a clear strategy to diversify our earning base and strive sustained and profitable growth, we made an important decision. During 2004, Vodatel made a landmark acquisition of 60% of TCM.

The acquisition of TCM diversified the business of Vodatel into the fixed and mobile multimedia value-added services spectrum, marking our first leap into the international stage. TCM enriched the product portfolio of Vodatel with new and enhanced information and entertainment services and opened us to a broad group of customers in Europe. We believe as we gradually strengthen the financial standing of TCM and by combining the geographical coverage and market experience of MTel in the Asia Pacific region and opening TCM to the market in Mainland China by incorporating the resources and network of Vodatel, we will unlock a value of a global play and bring in a long-term contribution to Vodatel, fueling growth on multiple fronts.



The path going forward for Vodatel will not be easy. However, as we have transformed ourselves to a new company, we are confident that with a clear and direct focus, determined energy, support from our partners and dedicated employees, we are ready for the next stage of a new journey.

José Manuel dos Santos
Chairman
Hong Kong, 14th April, 2005

MANAGEMENT DISCUSSION AND ANALYSIS

REVIEW OF BUSINESS ACTIVITIES

Mainland China - Adopting new rules to repeat a successful history

Increasing market competition from equipment manufacturers and capital spending of telecommunications service providers outside the product domain of the Group attributed to the challenges the Group faced in its core business in Mainland China. With changing parameters in the market where the Group used to operate and diversification of business to different geography, revenue derived from its premium customer base, as a percentage of the total turnover of the Group, dropped from approximately 86.1% to approximately 68.0%.

During the Eighteen-Month Period, the Group has undergone a series of cost cutting measures, including the consolidation and combination of the number of representative offices from twelve to seven and reduction of the workforce that focused primarily in the design, sale and implementation of data networking systems in Mainland China by 28%.

Capitalising on its most valuable asset, that is, a premium installed customer base, the Group has added the self-developed OSS to the product portfolio of the Group to enhance the overall margin of its business in Mainland China.During the Eighteen-Month Period, the OSS has successfully been installed at various telecommunications service providers, including Guangdong China Telecom, Chongqing China Telecom, Wuxi China Telecom and Xinjiang China Telecom. To improve the marketability of the OSS and expand its applications, the Group has


HEILONGJIANG
JILIN
Shenyang
LIAONING
Beijing
TIANJIN
HEBEI
SHANXI
NINGXIA
Zhengzhou
SHANDONG
Xian
HENAN
JIANGSU
Shanghai
SHANGHAI
ANHUI
TIBET
Nanchang
ZHEJIAN
HUNAN
JIANGXI
Changsha
GUIZHOU
Guangzhou
GUANGXI
GUANGDONG
Hong Kong
Macao
HAINAN
Head Office
Place of Business in Hong Kong and Warehouse
Representative Office
Subsidiary / Training Centre / 24-hour Hotline Centre
Carrier Customers Installation Base
*over 100 telecommunications service providers

further improved the functionalities and upgraded the OSS to support data networks built from an increasing number of local and international equipment vendors.

Macao - Capitalising a leading position in the home territory

The strong business momentum brought from the opening up of the gaming industry, the upcoming 2005 East Asian Games and the mandate of the Government of Macao to promote e-government have created numerous opportunities for the Group during the Eighteen-Month Period. Capitalising on its leadership position in Macao and with a strong team of software developers and engineers, the Group successfully secured various projects in the territory, including infrastructural projects from gaming operators, the Macao 4th East Asian Games Organising Committee and the Government of Macao.

During the Eighteen-Month Period, partnering with Motorola Asia Pacific Limited, the Group has been awarded the digital TETRA radio system project for the police and security force of the Government of Macao. The TETRA radio system project, which amounted to HK$60,600,000, is expected to be completed during 2005.

Europe - Reshaping into a leading player in fixed and mobile interactivity

The acquisition of TCM marked the entry of the Group into the provision of multimedia value-added interactivity services in Europe. While TCM will remain its focus on the provision of infotainment via IVR and SMS platforms, offering information and entertainment services such as ringtones and games downloads, tarots reading, chat room, call&win programs, etc., the Group has identified the following elements to reposition TCM to become a leading player in the provision of fixed and mobile value-added services:

- Create an efficient and reliable connectivity platform for infotainment delivery and distribution;
- Develop new and innovative ideas for mobile marketing and promotion;
- Source and distribute new contents over existing and new channels;
- Develop branded products and contents of TCM for distribution globally;
- Introduce innovative applications in the game and entertainment market; and
- Establish presence in emerging markets such as Mainland China.



With value-added services and content provisions becoming the driving engines of revenue growth, the key to success also rests with the ability to establish close collaboration with mobile and fixed line operators. Therefore, in addition to the establishment of task forces to achieve each of the elements as identified above, the Group has realigned its marketing teams to focus on maintaining closer relationship with both existing strategic telecommunications partners and potentially new ones.

REVIEW OF OPERATING RESULTS

Change of Financial Year End

In order to be coterminous with the financial year end date of the subsidiaries acquired during the Eighteen-Month Period and to realign the taxation year end of its subsidiaries, the financial year end date of the Company was changed from 30th June to 31st December. In consequence, the comparative amounts for the consolidated profit and loss account and the related notes to the accounts are not directly comparable.

Turnover and Profitability

During the Eighteen-Month Period, total turnover of the Group amounted to HK$589,883,000. Turnover from Mainland China used to be the major contributor of the Group. However, during the Eighteen-Month Period, with increased business activities from Macao and turnover brought from the acquisition of TCM, turnover derived from Mainland China dropped, as a percentage of the total turnover of the Group, from approximately 86.1% to approximately 68.0%, whereas turnover derived from Hong Kong/Macao and Europe now represented approximately 25.3% and 6.8% of the total turnover of the Group respectively. As turnover for the Eighteen-Month Period consolidated turnover of TCM for only six months and turnover of CAOCL for only four months, the Group expects the mix derived from Hong Kong/Macao and Europe to change during 2005.

Gross profit of the Group decreased from approximately 22.3% to approximately 6.4%, explained by increasing market competition from equipment manufacturers, projects in Macao and trading of mobile phones carrying lower margins, and write-down of inventories by HK$49,646,000 to take into account of slow moving data networking equipment as a result of difficult market conditions in Mainland China.

Should the Group exclude the write-down of inventories, provision for doubtful debts, impairment, depreciation and amortisation, the Group registered an operating loss of HK$46,838,000, of which HK$11,569,000 and HK$12,765,000 pertained to operating loss of MIHL and TCM respectively. Operating loss attributed to the segment of design, sale and implementation of data networking systems, provision of related engineering services and sale of goods amounted to HK$22,504,000.

With the recognition of a deemed disposal gain of HK$17,953,000 arose from the separate listing of MIHL, the Group registered a net loss for the Eighteen-Month Period of HK$173,625,000.



Capital Structure, Liquidity and Financial Resources

During the Eighteen-Month Period, the cash balances of the Group have been strengthened by the successful raising of the US$15,000,000 syndicated term loan. Cash was deployed against the retirement of the US$1,250,000 convertible bonds previously issued to Riverstone Networks, Inc., repayment of the short-term bank loans raised to support the working capital of a subsidiary in Mainland China, increase of our equity participation and subscription of additional convertible notes of MTel and the acquisition of TCM and CAOCL. For the transactions related to MTel, TCM and CAOCL, please also refer to section "Details of Material Acquisitions and Disposals".

As at 31st December, 2004, gearing ratio (total borrowings / Members' funds) of the Group stood at 85%. Included in total were US$15,000,000 (approximately HK$116,700,000) syndicated term loan, HK$16,200,000 of working capital and a loan incurred by TCM of HK$14,200,000. Although the Group has total borrowings of HK$147,100,000, cash on hand as at 31st December, 2004, excluding US$5,000,000 financial bonds purchased to enhance the yield of the Group, amounted to HK$168,800,000.

The Group acknowledged that pursuant to the announcement of its results for the Eighteen-Month Period, certain financial covenants under the loan facility agreement effective on 26th September, 2003 entered into between VHL and the Lenders referring to the US$15,000,000 term loan facility are breached. The Group has maintained sufficient cash balances to repay the outstanding term loan facility in the event the Company fail to obtain consent from the Lenders to waive such breaches.

Employees' Information

As at 31st December, 2004, the Group had 343 employees, of which 118, 16, 167 and 42 employees were based in Macao, Hong Kong, Mainland China and Europe respectively. Employee costs, excluding Directors' emoluments, totaled HK$57,631,000 for the Eighteen-Month Period.

The remuneration and bonus policies of the Group are basically determined by the performance of individual employees.

The Company adopted a share option scheme, whereby certain employees of the Group may be granted options to acquire the Shares. Details of the share option scheme are set out under the section "Share Options" in the report of the Directors.

The Group also provides various training programmes and product orientation for marketing and technical employees so as to improve their overall qualification and to continuously keep them abreast of latest industry and technological changes.

Capital Commitments and Significant Investments

As at 31st December, 2004, the Group did not have any significant capital commitments and significant investments, other than those set out under the paragraph "Details of Material Acquisitions and Disposals" below.

Charges on Group Assets

As at 31st December, 2004, the Group did not have any charges on assets of the Group.

Details of Material Acquisitions and Disposals

During the Eighteen-Month Period, the Group acquired 7.3% equity shareholding and convertible notes in the principle amount of HK$1,600,000 of MTel for consideration of HK$15,700,000, acquired 60% equity shareholding of TCM for consideration of €2,300,000 (approximately HK$24,403,000), injected €2,300,000 (approximately HK$24,403,000) shareholder's loans into TCM and acquired 100% equity shareholding of CAOCL for consideration of MOP5,800,000 (approximately HK$5,600,000). The Group also disposed 38.95% of MIHL subsequent to the separate listing of MIHL on GEM. Save as disclosed above, the Group had no material acquisitions or disposals.

Details of Future Plans for Material Investment or Capital Assets

On 12th January, 2005, the Group subscribed for approximately €759,000 (approximately HK$8,053,000) convertible notes issued by TCM. Save as disclosed above, the Directors do not have any future plans for material investment or capital assets.

Foreign Exchange Exposure

The Group mainly earns revenue and incurs cost in HK$, MOP, US$, € and Renminbi (the lawful currency of Mainland China). The Directors consider that the impact of foreign exchange exposure of the Group is minimal.

BIOGRAPHICAL DETAILS OF DIRECTORS AND SENIOR MANAGEMENT

EXECUTIVE DIRECTORS

José Manuel DOS SANTOS, aged 57, was appointed as an executive Director on 13th December, 1999. He is the founder of the Group and Chairman of the Company. He has experience of over thirty years in the telecommunications industry in the Asia Pacific region. He served in a senior position at Direcção dos Serviços de Corrcios e Telecomunicações, the telecommunications authority of the Government of Macao, prior to the founding of Zetronic and subsequently the Group. He is an executive director of MIHL.

YIM Hong, aged 47, was appointed as an executive Director on 14th December, 1999. He is the Managing Director of the Company in charge of overall operations. He graduated from the University of London, UK with a Bachelor of Science degree. With more than twenty years of experience in the IT industry, he joined the Group in 1998. Prior to joining the Group, he was the area business director at Newbridge and the country manager at 3Com Corporation. He is also a non-executive director of MIHL.

KUAN Kin Man, aged 40, was first appointed as an executive Director on 14th December, 1999. He is the general manager of the Group in charge of sales and marketing. In 1985, he joined Zetronic as an engineer and was transferred into marketing later. He joined Vodatel Systems (the assets and liabilities of which were assigned to VHL on 1st July, 1998) on 8th July, 1992 to assume the role of sales manager and was promoted to general manager in 1994. He is also a non-executive director of MIHL.

Monica Maria NUNES, aged 36, was first appointed as an executive Director on 13th December, 1999. She is the finance director of the Company. She graduated from the University of Calgary, Canada with a Bachelor of Commerce degree. She joined the Group in 1999 and has over ten years of accounting and banking experience. She holds a Certified Management Accountant Designation of Certified Management Accountants of Alberta, Canada.

INDEPENDENT NON-EXECUTIVE DIRECTORS

CHUI Sai Cheong, aged 51, was first appointed as an independent non-executive Director on 14th December, 1999. He is a registered auditor and a civil constructor in Macao and a fellow of CPA Australia with a Master degree in Business Administration from Chaminade University of Honolulu, USA. He is a member of several key Governmental committees including the National Committee of the CPPCC, the Legislative Assembly of Macao, the Preparatory Committee of Macao, the Selection Committee for the first Government and the Election Committee of the second Government of Macao. He holds several prominent positions in professional bodies including the Macao Chamber of Commerce (vice president of board of director), the Macau Management Association (president) and the Association of Economic Sciences of Macao (president). He is an independent non-executive director of MIHL and Innovo Leisure Recreation Holdings Limited, a company incorporated in Bermuda with limited liability and whose shares are listed on the Main Board.

LO King Chiu Charles, aged 61, was first appointed as an independent non-executive Director on 14th December, 1999. He holds a Bachelor of Arts degree and major in economics from Lake Forest University, USA in 1967. He is a member of Jiangxi Province Committee, CPPCC. He is the special advisor to president (Asia) of the University of Victoria, Canada and is a consultant on public relations for British American Tobacco Plc in Macao. He is also the founder of the Macao Junior Chamber of Commerce and past president of the Rotary Club in Macao.

FUNG Kee Yue Roger, aged 52, was first appointed as an independent non-executive Director on 30th September, 2004. He is the managing director of Mitel Networks Asia Pacific Limited, a wholly owned subsidiary of Mitel Networks Corporation in Canada. He graduated from the University of Toronto with a Bachelor of Applied Science degree in industrial engineering. He was a member of Professional Engineers Ontario, Canada. He has more than twenty years of experience in the telecommunications and electronics industry.

SENIOR MANAGEMENT (By alphabetical order)

CHAN Chi Pio, aged 35, is the technical support manager of the Group. He joined the Group in 1992 after having graduated from Huaqiao University, PRC with a Bachelor of Science degree in the same year.

HO Wai Sam Paul, aged 42, is the director of technical services of the Group. He graduated from Asia International Open University (Macau) with a Master of Business Administration degree. He had worked in Companhia de Telecomunicações de Macau S.A.R.L. for eighteen years and was head of transport network covering the international and national engineering such as optical fibre, synchronous and plesiochronous digital hierarchy transmission, submarine cable, microwave and satellite earth station. He joined the Group in 2000.

NG Ka Leung, aged 35, is the technical support manager of the Group. He graduated from UM, PRC, with a Bachelor of Science degree in 1994. He has been with the Group since 1995.

SI I Hong, aged 36, is the senior regional business director of the Group. He graduated from UM, PRC with a Bachelor of Science degree. He joined the Group in 1994. He had working experience in banking and hotel industries before joining the Group.

Wouter Rudolf Karel STEINER, aged 47, is currently the managing director of TCM in charge of the overall operations in the Netherlands, Germany, Spain and Finland. He has over fifteen years of industry knowledge in the provision of value-added services in Europe and has previously held positions responsible for the development of new markets, for example, the United Mexican States, Finland, the Kingdom of Sweden and the Italian Republic, where he has accumulated extensive international experience. He graduated from the Universiteit van Amsterdam, the Netherlands with a major in media and information law.

TSUI Wai Ming Maurice, aged 45, is the country director of the Group responsible for managing the sales operation in the PRC. He graduated from the Imperial College of Science, Technology and Medicine, UK with a Bachelor of Science degree in aeronautical engineering and a Master of Science degree in structural mechanics. Prior to his joining the Group in May, 2003, he was the director of business development and product support of Alcatel China Investment Co. Ltd.

WANG Qing, aged 34, is the regional business manager of the Group. He graduated from NUPT, PRC with a Bachelor of Science degree in 1992. He joined the Group in 1994. He was an engineer at a telecommunications equipment firm before joining the Group.

WONG Chi Ping, aged 55, is the business development director of the Group. He has over twenty years of experience in the audio and electronic industries in the PRC. Prior to his joining the Group in 1999, he worked for Zetronic for more than ten years responsible for the operation and marketing of voice telecommunications business.

WONG Wai Kan, aged 40, is the senior regional business director of the Group. He graduated from the Jinan University, PRC with a Bachelor of Science degree. He has been with the Group since 1993. He worked in the fields of purchasing and banking before joining the Group.

WU Wenhua, aged 41, is currently the chief executive officer of TSTSH in charge of overall operations, overseeing the sales and marketing, technical development and management of TSTSH. With a doctoral degree from the University of Waterloo, Canada, he has previously worked for international software development corporations, where he has accumulated over thirteen years of product development experience, in particular, development of network management systems for telecommunications service providers. He has established good connections with telecommunications service providers in the PRC.

ZENG Qing Shi, aged 34, is the regional business manager of the Group. He graduated from NUPT, PRC with a Bachelor of Science degree and from Hunan University, PRC with a Master in Business Administration degree. He joined the Group in 1994. He was an engineer at a factory under the Ministry of Aerospace of the Government of PRC before joining the Group.

REPORT OF THE DIRECTORS

The Directors submit their report together with the audited accounts for the Eighteen-Month Period.

Principal activity and geographical analysis of operations

The principal activity of the Company is investment holding. The activities of the subsidiaries are set out in note 15 to the accounts.

An analysis of the performance of the Group for the Eighteen-Month Period by business and geographical segments is set out in note 3 to the accounts.

Change of financial year

In order to be coterminous with the financial year end date of the subsidiaries acquired during the Eighteen-Month Period and to realign the taxation year end of its subidiaries, the financial year end date of the Company was changed from 30th June to 31st December. In consequence, the comparative amounts for the consolidated profit and loss account, the consolidated cash flow statement, the consolidated statement of changes in equity and the related notes to the accounts are not directly comparable.

Results and appropriations

The results of the Group for the Eighteen-Month Period are set out in the consolidated profit and loss account on page 29.

The details of dividends proposed and/or paid during the Eighteen-Month Period are set out in note 9 to the accounts.

The Directors do not recommend the payment of a final dividend.

Reserves

Movements in the reserves of the Group and of the Company during the Eighteen-Month Period are set out in note 26 to the accounts.

Donations

Charitable and other donations made by the Group during the Eighteen-Month Period amounted to approximately MOP120,000 (approximately HK$117,000).

Fixed assets

Details of the movements in fixed assets of the Group are set out in note 14 to the accounts.

Share capital

Details of the movements in share capital of the Company are set out in note 25 to the accounts.

Distributable reserves

Distributable reserves of the Company as at 31st December, 2004, calculated under the Companies Act 1981 of Bermuda (as amended), amounted to HK$62,790,000 (30th June, 2003: HK$89,920,000).

Pre-emptive rights

There is no provision for pre-emptive rights under the Bye-laws and there is no restriction against such rights under the laws of Bermuda, which will oblige the Company to offer new Shares on a pro-rata basis to existing Members.

Financial summary of five fiscal periods

A summary of the results and of the assets and liabilities of the Group for the last four financial years ended up to 30th June, 2004 and for the Eighteen-Month Period is set out on page 77.

Purchase, sale or redemption of securities

The Company has not redeemed any of the Shares during the Eighteen-Month Period. Neither the Company nor any of its subsidiaries has purchased or sold any of the Shares during the Eighteen-Month Period.

Share options

Share options were granted to certain Directors, executives and employees under a share option scheme approved by the Members at a special general meeting on 5th November, 2002. Details of the scheme are as follows:

(a) Purpose

The scheme is designed to give executive Directors and senior employees holding an executive, managerial or supervisory position in the Company or any of its subsidiaries an equity interest in the Company in order to enhance long-term Member's value. The granting of options will also help the Company to attract and motivate individuals with experience and ability and to reward individuals for past and future performance.

(b) Qualifying participants

Any full-time employee including any executive Director and directors of its subsidiaries.

(c) Maximum number of Shares

The total number of Shares available for issue under the scheme as at 31st December, 2004 is 61,381,900, representing 10% of the issued share capital of the Company as at 31st December, 2004.

(d) Maximum entitlement of each qualified participant

No option shall be granted to any qualified participant which, if exercised in full, will result in the total number of Shares already issued and issuable to him under the scheme exceeding 30% of the aggregate number of Shares for the time being issued and issuable under the scheme.

(e) Options exercisable period

Options shall be exercised in a period of three years commencing on the date on which the option is granted and accepted by the grantee, or expiring on 4th November, 2012, whichever is earlier.

Share options (Continued)

(f) Payment on acceptance of option

Pursuant to the scheme, the grantee shall pay HK$1 to the Company by way of consideration for the grant.

(g) Basis of determining the exercise price

The exercise price shall be at least the higher of (i) the closing price of Shares on the Exchange as stated in the daily quotation sheet of the Exchange on the date of which options are offered; and (ii) the average closing price of the Shares as stated in the daily quotation sheets of the Exchange for the five business days immediately preceding the date of which options are offered.

(h) Remaining life of the scheme

The scheme will remain valid until 4th November, 2012.

Details of the share options outstanding as at 31st December, 2004 which have been granted under the scheme are as follows:

Name or category of participant	Options held at 1st July, 2003	Options lapsed during the Eighteen-Month Period	Options held at 31st December, 2004	Exercise price HK$	Grant date	Exercisable from	Exercisable until
José Manuel dos Santos	600,000	—	600,000	0.42(i)	30th June, 2003	30th June, 2003	29th June, 2006
Yim Hong	900,000	—	900,000	0.42(i)	30th June, 2003	30th June, 2003	29th June, 2006
Kuan Kin Man	900,000	—	900,000	0.42(i)	30th June, 2003	30th June, 2003	29th June, 2006
Monica Maria Nunes	900,000	—	900,000	0.42(i)	30th June, 2003	30th June, 2003	29th June, 2006
Continuous contract employees	13,838,000	(2,672,000)	11,166,000	0.42(i)	30th June, 2003	30th June, 2003	29th June, 2006

Note:

(i) As at the date before the options were granted, 27th June, 2003, the market value per Share was HK$0.41.

Directors

The Directors during the Eighteen-Month Period were:

José Manuel dos Santos
Yim Hong
Kuan Kin Man
Monica Maria Nunes
\# Chui Sai Cheong
\# Lo King Chiu Charles
\# Fung Kee Yue Roger (first appointed on 30th September, 2004)

\# Independent non-executive Directors

In accordance with article 87 of the Bye-laws, Monica Maria Nunes retires by rotation and, being eligible, offers herself for re-election.

Chui Sai Cheong, Lo King Chiu Charles and Fung Kee Kue Roger are independent non-executive Directors. Chui Sai Cheong and Lo King Chiu Charles were re-appointed for a two-year term expiring on 13th December, 2006. Fung Kee Yue Roger was appointed for a two-year term expiring on 29th September, 2006.

Directors' service contracts

Monica Maria Nunes entered into a service contract with the Company on 10th February, 2004 for a term of one and a half years from 12th February, 2004 and such contract shall continue thereafter unless and until terminated by either the Company or Monica Maria Nunes giving to the other notice of not less than six months in writing to terminate the service contract. Pursuant to the service contract, she is entitled to a fixed monthly salary, Director's fee, additional thirteenth month salary and Director's fee and a discretionary year-end bonus. The amount payable under the service contract which is HK$580,450 per annum, shall be reviewed annually by the remuneration committee of the Company at each financial year end. The aggregate amount of year-end bonuses payable to all the Directors shall not exceed 10% of the audited consolidated profit after taxation and minority interests but before extraordinary items in respect of the same financial year. The remuneration policy of the Company is based on that Director's experience, responsibility, workload and the time devoted to the Group.

Other than her directorship of the Company and apart from those as set out in this report, she is not connected with any Directors, senior management of the Company, Substantial or Controlling Shareholders.

Directors' interests in contracts

Details of José Manuel dos Santos' interest in contracts of significance in relation to the business of the Group are set out in note 32 to the accounts.

Save as disclosed herein, no contracts of significance in relation to the business of the Group to which the Company or its subsidiaries was a party and in which a Director had a material interest, whether directly or indirectly, subsisted at the end of the Eighteen-Month Period or at any time during the Eighteen-Month Period.

Biographical details of Directors and senior management

Brief biographical details of Directors and senior management are set out on pages 14 to 17.

Directors' interests and short positions in Shares, underlying Shares and debentures of the Company or any Associated Corporations

As at 31st December, 2004, the relevant interests and short positions of the Directors or Chief Executive in the Shares, underlying Shares and debentures of the Company or its Associated Corporations which will be required to be notified to the Company and the Exchange pursuant to divisions 7 and 8 or Part XV of the SFO (including interests and short positions which he took or deemed to have taken under such provisions of the SFO) or required pursuant to section 352 of the SFO, to be entered in the register referred to therein or required, pursuant to rules 5.46 to 5.68 of the GEM Listing Rules relating to securities transactions by the Directors to be notified to the Company and the Exchange were as follows:

Directors' interests and short positions in Shares, underlying Shares and debentures of the Company or any Associated Corporations (Continued)

Aggregate long and short positions in the Shares and (in respect of equity derivatives) underlying Shares

Name of Director	Long position/ short position	Nature of interest	Number of Shares held	Number of underlying Shares (in respect of share options) held	Approximate % of the issued share capital of the Company
José Manuel dos Santos	Long position	Corporate interest / founder of a discretionary trust (Note 1)	293,388,000	—	47.80%
	Long position	Personal (Note 2)	—	600,000	0.10%
	Short position	Corporate interest (Note 3)	—	14,466,000	2.36%
Yim Hong	Long position	Personal (Note 4)	7,357,500	900,000	1.35%
Kuan Kin Man	Long position	Personal (Note 5)	12,262,500	900,000	2.14%
Monica Maria Nunes	Long position	Personal (Note 6)	2,452,500	900,000	0.55%
Fung Kee Yue Roger	Long position	Personal (Note 7)	210,000	—	0.03%

Notes:

(1) As at 31st December, 2004, these Shares were held in the name of ERL. The entire issued share capital in ERL was held by LRL, a company wholly-owned by José Manuel dos Santos as trustee of Santos' Family Trust.

(2) The personal interest of José Manuel dos Santos comprised 600,000 underlying Shares in respect of share options granted to him by the Company. The aforesaid interest is held by José Manuel dos Santos as beneficial owner.

(3) Options were granted by the Company under a share option scheme. Since José Manuel dos Santos was interested in more than one-third of the issued share capital of the Company as at 31st December, 2004, he was deemed to have a short position in 14,466,000 underlying Shares.

(4) The personal interest of Yim Hong comprised 7,357,500 Shares and 900,000 underlying Shares in respect of share options granted to him by the Company. The aforesaid interest is held by Yim Hong as beneficial owner.

(5) The personal interest of Kuan Kin Man comprised 12,262,500 Shares and 900,000 underlying Shares in respect of share options granted to him by the Company. The aforesaid interest is held by Kuan Kin Man as beneficial owner.

(6) The personal interest of Monica Maria Nunes comprised 2,452,500 Shares and 900,000 underlying Shares in respect of share options granted to her by the Company. The aforesaid interest is held by Monica Maria Nunes as beneficial owner.

(7) The personal interest of Fung Kee Yue Roger comprised 210,000 Shares. The aforesaid interest is held by Fung Kee Yue Roger as beneficial owner.

Substantial Shareholders' interest and short positions in the Shares and underlying Shares

As at 31st December, 2004, the following persons (other than a Director or Chief Executive) had interests and short positions in the Shares and underlying Shares which were recorded in the register required to be kept under section 336 of the SFO:

Aggregate long and short positions in the Shares and (in respect of equity derivatives) underlying Shares

Name	Long position/ short position	Nature of interest	Number of Shares held	Number of underlying Shares (in respect of share options) held	Approximate % of the issued share capital of the Company
ERL	Long position	Corporate interest (Note 1)	293,388,000	—	47.80%
	Short position	Corporate interest (Note 2)	—	14,466,000	2.36%
LRL	Long position	Corporate interest (Note 1)	293,388,000	—	47.80%
	Short position	Corporate interest (Note 2)	—	14,466,000	2.36%
Lei Hon Kin (Note 3)	Long position	Family interest	293,988,000	—	47.89%
	Short position	Corporate interest	—	14,466,000	2.36%

Notes:

(1) As at 31st December, 2004, these Shares were held in the name of ERL. The entire issued share capital in ERL was held by LRL.

(2) Options were granted by the Company under a share option scheme. Since both ERL and LRL were interested in more than one-third of the issued share capital of the Company as at 31st December, 2004, they were deemed to have a short position in 14,466,000 underlying Shares.

(3) Lei Hon Kin, the spouse of José Manuel dos Santos, was deemed to be interested in all the interests of José Manuel dos Santos.

The Agreement with covenants relating to specific performance by Controlling Shareholders

The loan of a principal amount of US$15,000,000 (approximately HK$116,700,000) is to be repaid by VHL in four equal half-yearly instalments of US$3,750,000 (approximately HK$29,175,000), due in March and September, 2005 and March and September, 2006 respectively. The first repayment was paid in March, 2005 and so the outstanding principal amount as at 31st March, 2005 was US$11,250,000 (approximately HK$87,525,000).

The purpose of the loan is for general corporate purposes and for general working capital. VHL may only drawdown the loan between the period commencing on and including the date of the Agreement and ending on the date six months thereafter. VHL shall repay the loan drawn down by four consecutive equal semi-annual instalments commencing on the date eighteen months after the date of the Agreement. Notwithstanding the above, all outstanding amount under the Agreement shall be repaid on the date thirty-six months after the date of the Agreement. The interest rate is London interbank offered rate plus 1.35%.

Under the GEM Listing Rules, the Company is required to make a disclosure where the Company or any of its subsidiaries enters into other agreements that include a condition imposing specific performance obligations or any Controlling Shareholder and breach of such obligation will cause a default in respect of the loan that is significant to the operations of the Company. Under the Guarantee and the Agreement, the Company and VHL undertake with each of the Lenders that each of them shall procure that:

(i) the trustee of Santos' Family Trust (being the Controlling Shareholder) shall at all times have as its trust assets, directly or indirectly, not less than 35% of each class of the issued voting share capital in the Company and that the service agreement between José Manuel dos Santos and the Company dated 10th February, 2004 is not amended or terminated without the prior written consent of the Agent; and

(ii) the Santos' Family Trust shall not (whether by a single transaction or a number of related or unrelated transactions and whether at the same time or over a period of time) voluntarily dispose of more than 5% of its shareholdings in the Company without the prior written consent of the Lenders, the aggregate of whose participants exceeds 66⅔% of the loan or if no advances have been made or are outstanding the aggregate of whose commitment exceed 66⅔% of the undrawn balance of the commitment (such consent not to be unreasonably withheld or delayed).

In default of the above undertaking, the Agent may declare all obligations under the Agreement to be immediately due and payable.

This section is made pursuant to rule 17.20 of the GEM Listing Rules.

Breach of the Agreement

The following financial covenants under the Guarantee will, inter alia, be breached upon publication of this report together with the audited accounts for the Eighteen-Month Period:

(i) the consolidated tangible net worth of the Company as at 31st December, 2004 was less than HK$380,000,000 as agreed with the Lenders;

(ii) the total consolidated liabilities of the Company as at 31st December, 2004 was higher than 125% of the consolidated tangible net worth agreed with the Lenders;

Breach of the Agreement (Continued)

(iii) the ratio of consolidated current assets of the Company to its consolidated current liabilities as at 31st December, 2004 was lower than the ratio of 1.6:1 as agreed with the Lenders; and

(iv) the ratio of dividend payout to the profits according to the audited accounts for the Eighteen-Month Period was higher than the ratio of 50% as agreed with the Lenders.

The Company is in discussion with the Lenders as to whether the loan should be repaid prior to its term or if it could be refinanced. In any event and for the time being, the Company will, with the consensus of the Lenders, deposit an amount of US$11,250,000 (approximately HK$87,525,000) with the Agent pending the outcome of such discussions.

As at 31st March, 2005, the Group had bank balances and cash of approximately HK$147,721,000 (excluding a US$5,000,000 (approximately HK$38,900,000) yield-enhanced bond) so that even after making the deposit to the Agent or making full repayment, the operations of the Group would not be materially and adversely affected.

This section is made pursuant to rule 17.21 of the GEM Listing Rules.

The Company will comply with its obligations under rule 17.23 of the GEM Listing Rules and make disclosure in its subsequent half-year, quarterly and annual reports for as long as the circumstances giving use to the disclosure obligations under rules 17.20 and 17.21 continue to exist.

Management contracts

No contracts concerning the management and administration of the whole or any substantial part of the business of the Company were entered into or existed during the Eighteen-Month Period.

Major customers and suppliers

During the Eighteen-Month Period, the Group purchased less than 30% of its goods and services from its five largest suppliers and sold less than 30% of its goods to its five largest customers.

Connected transactions

Significant related party transaction entered by the Group during the Eighteen-Month Period, which constituted exempted connected transactions under the GEM Listing Rules, are disclosed in notes 32a, b, and d to the accounts.

Board practices and procedures

Throughout the Eighteen-Month Period, the Company was in compliance with the board practices and procedures as set out in old rules 5.34 to 5.45 to the GEM Listing Rules, which were effective for accounting period commencing before 1st January, 2005.

Audit Committee

The written terms of reference which describe the authority and duties of the Audit Committee were prepared and adopted with reference to "A Guide for the Formation of an Audit Committee" published by the HKICPA.

The principal activities of the Audit Committee include the review and supervision of the financial reporting process and internal controls of the Group. The Audit Committee comprises the three independent non-executive Directors namely, Chui Sai Cheong, Lo King Chiu Charles and Fung Kee Yue Roger. Six meetings were held during the Eighteen-Month Period.

Directors' interest in competing business

None of the Directors or any person who is (or group of persons who together are) entitled to exercise or control the exercise of 5% or more of the voting power at general meeting of the Group and which is (or are) able as a practical matter, to direct or influence the management of the Company has an interest in a business, which competes or may compete with the business of the Group.

Auditors

The accounts have been audited by PricewaterhouseCoopers who retire and, being eligible, offer themselves for re-appointment.

On behalf of the Board

José Manuel dos Santos
Chairman

Hong Kong, 14th April, 2005

AUDITORS' REPORT

AUDITORS' REPORT TO THE SHAREHOLDERS OF VODATEL NETWORKS HOLDINGS LIMITED

(incorporated in Bermuda with limited liability)

We have audited the accounts on pages 29 to 76 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

Respective responsibilities of directors and auditors

The directors of the company are responsible for the preparation of accounts which give a true and fair view. In preparing accounts which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those accounts and to report our opinion solely to you, as a body, in accordance with Section 90 of the Companies Act 1981 of Bermuda, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Basis of opinion

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Institute of Certified Public Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the accounts. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the accounts, and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the accounts are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the accounts. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion, the accounts give a true and fair view of the state of affairs of the Company and the Group as at 31st December, 2004 and of the Group's loss and cash flows for the eighteen months ended 31st December, 2004 and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, 14th April, 2005

CONSOLIDATED PROFIT AND LOSS ACCOUNT

For the Eighteen-Month Period

	Note	Eighteen-Month Period HK$'000	Twelve months ended 30th June, 2003 HK$'000
Turnover	3	**589,883**	388,794
Cost of sales		**(551,922)**	(301,986)
Gross profit		**37,961**	86,808
Other revenues	3	**5,415**	3,169
Other operating income		**311**	2,717
Selling expenses		**(14,026)**	(8,773)
Administrative expenses		**(131,496)**	(65,795)
Other operating expenses		**(73,334)**	(1,473)
Operating (loss)/profit	4	**(175,169)**	16,653
Deemed disposal gain from separate listing of MIHL	5	**17,953**	—
Impairment of goodwill	13	**(25,931)**	(840)
Finance costs	6	**(4,346)**	(635)
Share of losses of associated companies		**(1,507)**	(2,488)
(Loss)/profit before taxation		**(189,000)**	12,690
Taxation	7	**(1,902)**	(2,658)
(Loss)/profit after taxation		**(190,902)**	10,032
Minority interests		**17,277**	562
(Loss)/profit attributable to Members	8	**(173,625)**	10,594
Dividends	9	**3,446**	9,207
(Loss)/earnings per Share (HK cents)			
– Basic	10	**(28.29)**	1.74
– Diluted	10	**Not applicable**	1.74

CONSOLIDATED BALANCE SHEET

As at 31st December, 2004

	Note	As at 31st December, 2004 HK$'000	As at 30th June, 2003 HK$'000
Non-current assets			
Intangible assets	13	**67,898**	1,302
Fixed assets	14	**15,655**	6,666
Investments in associated companies	16	**1,630**	5,257
Deposit on acquisition of subsidiaries	17	**—**	8,227
Non-trading securities	18	**72,450**	11,668
Current assets			
Inventories	19	**47,592**	139,573
Taxation prepaid		**80**	—
Trade and bills receivables	20	**178,536**	138,048
Other receivables, deposits and prepayments		**32,499**	17,495
Bank balances and cash	21	**168,830**	163,586
		427,537	458,702
Current liabilities			
Trade and bills payables	22	**115,397**	49,139
Other payables and accruals		**84,426**	24,215
Convertible bonds	23	**—**	9,725
Taxation payable		**53,490**	52,728
Short-term bank loans and overdrafts, unsecured	24	**132,198**	9,346
		385,511	145,153
Net current assets		**42,026**	313,549
Total assets less current liabilities		**199,659**	346,669
Financed by:			
Share capital	25	**61,382**	61,382
Reserves	26	**111,331**	276,003
Proposed dividends	26	**—**	3,069
Members' funds		**172,713**	340,454
Minority interests		**12,092**	6,215
Long-term loan	24	**14,854**	—
		199,659	346,669

On behalf of the Board

José Manuel dos Santos
Director

Monica Maria Nunes
Director

As at 31st December, 2004

	Note	As at 31st December, 2004 HK$'000	As at 30th June, 2003 HK$'000
Non-current assets			
Investments in subsidiaries	15	**224,599**	172,585
Current assets			
Dividends receivable		**—**	80,000
Other receivables, deposits and prepayments		**802**	70
Bank balances and cash		**2,402**	8,965
		3,204	89,035
Current liabilities			
Other payables and accruals		**5,253**	2,215
Convertible bonds	23	**—**	9,725
		5,253	11,940
Net current (liabilities)/assets		**(2,049)**	77,095
Total assets less current liabilities		**222,550**	249,680
Financed by:			
Share capital	25	**61,382**	61,382
Reserves	26	**161,168**	185,229
Proposed dividends		**—**	3,069
Members' funds		**222,550**	249,680

On behalf of the Board

José Manuel dos Santos
Director

Monica Maria Nunes
Director

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the Eighteen-Month Period

	Eighteen-Month Period HK$'000	Twelve months ended 30th June, 2003 HK$'000
Total equity at the beginning of the Eighteen-Month Period/year	**340,454**	329,036
Issue of Shares	—	584
Share premium on issue of Shares	—	11,086
Surplus on revaluation of non-trading securities	**5,516**	114
Reserves transferred to profit and loss account upon disposal of a non-trading security	**3,957**	(1,900)
Exchange differences arising on translation of the accounts of foreign subsidiaries and associated companies	**2,926**	118
Net gains not recognised in the consolidated profit and loss account	**12,399**	10,002
	352,853	339,038
(Loss)/profit for the Eighteen-Month Period/year	**(173,625)**	10,594
Twelve months ended 30th June, 2002 final dividend paid	—	(3,040)
Twelve months ended 30th June, 2003 interim dividend paid	—	(6,138)
Twelve months ended 30th June, 2003 final dividend paid	**(3,069)**	—
Eighteen-Month Period interim dividend paid	**(3,069)**	—
Eighteen-Month Period special interim dividend paid	**(377)**	
Total equity at the end of the Eighteen-Month Period/year	**172,713**	340,454

CONSOLIDATED CASH FLOW STATEMENT

For the Eighteen-Month Period

	Note	**Eighteen-Month Period HK$'000**	Twelve months ended 30th June, 2003 HK$'000
Net cash outflow from operations	28(a)	**(28,791)**	(37,153)
Interest received		**3,124**	1,851
Interest paid		**(4,346)**	(635)
Taxation paid		**(1,231)**	(1,195)
Net cash outflow from operating activities		**(31,244)**	(37,132)
Investing activities			
Deposit on acquisition of subsidiaries		**—**	(8,227)
Dividends received from investments		**112**	650
Purchase of fixed assets		**(11,507)**	(5,767)
Purchase of intangible assets		**(567)**	—
Purchase of subsidiaries, net of cash acquired	28(b)	**(26,724)**	2,200
Purchase of additional interest in a subsidiary		**—**	(216)
Purchase of associated companies		**(58)**	—
Purchase of non-trading securities		**(56,798)**	(4,732)
Purchase of a trading security		**(15,560)**	—
Sale of non-trading securities		**2,801**	9,117
Sale of a trading security		**15,871**	—
Net cash outflow from investing activities		**(92,430)**	(6,975)
Net cash outflow before financing		**(123,674)**	(44,107)
Financing activities			
Dividend paid		**(6,138)**	(9,178)
Inception of bank loans		**133,494**	9,346
Issue costs of Shares of MIHL		**(9,697)**	—
Repayment of a bank loan		**(9,346)**	—
Redemption from issue of convertible bonds		**(9,725)**	(5,835)
Sales proceeds from separate listing of MIHL		**30,093**	—
Net cash inflow/ (outflow) from financing		**128,681**	(5,667)
Increase/(decrease) in cash and cash equivalents		**5,007**	(49,774)
Cash and cash equivalents at the beginning of the Eighteen-Month Period/year		**163,586**	213,360
Cash and cash equivalents at the end of the Eighteen-Month Period/year		**168,593**	163,586
Analysis of balances of cash and cash equivalents			
Bank balances and cash		**168,830**	163,586
Bank overdrafts		**(237)**	—
		168,593	163,586

NOTES TO THE ACCOUNTS

1 Change of financial year end date

In order to be coterminous with the financial year end date of the subsidiaries acquired during the Eighteen-Month Period and to realign the taxation year end of its subsidiaries, the financial year end date of the Company was changed from 30th June to 31st December. In consequence, the comparative amounts for the consolidated profit and loss account, the consolidated cash flow statement, the consolidated statement of changes in equity and the related notes to the accounts were not directly comparable.

2 Principal accounting policies

The principal accounting policies adopted in the preparation of these accounts are set out below:

(a) Basis of preparation

The accounts were prepared in accordance with accounting principles generally accepted in Hong Kong and complied with accounting standards issued by the HKICPA. They were prepared under the historical cost convention except that non-trading securities were stated at fair value.

In the Eighteen-Month Period, the Group adopted SSAP 12 "Income taxes" issued by the HKICPA which was effective for accounting periods commencing on or after 1st January, 2003. The adoption of this new SSAP had no material impact on the results of the Group.

The HKICPA had issued a number of new and revised HKFRSs which were effective for accounting periods beginning on or after 1st January, 2005. The Group had not early adopted these new HKFRSs in the accounts for the Eighteen-Month Period. The Group had already commenced an assessment of the impact of these new HKFRSs but was not yet in a position to state whether these new HKFRSs would have a significant impact on its results of operations and financial position.

(b) Group accounting

(i) *Consolidation*

The consolidated accounts included the accounts of the Group made up to 31st December.

Subsidiaries were those entities in which the Company, directly or indirectly, controlled more than one half of the voting power; had the power to govern the financial and operating policies; to appoint or remove the majority of the members of the board of directors; or to cast a majority of votes at the meetings of the board of directors.

The results of subsidiaries acquired or disposed of during the Eighteen-Month Period were included in the consolidated profit and loss account from the effective date of acquisition or up to the effective date of disposal, as appropriate.

All significant intercompany transactions and balances within the Group were eliminated on consolidation.

The gain or loss on the disposal of a subsidiary represented the difference between the proceeds of the sale and the share of the Group of its net assets together with any unamortised goodwill or goodwill taken to reserves and which was not previously charged or recognised in the consolidated profit and loss account and any related accumulated foreign currency translation reserve.

2 Principal accounting policies (Continued)

(b) Group accounting (Continued)

(i) *Consolidation (Continued)*

Minority interests represented the interests of outside shareholders in the operating results and net assets of subsidiaries.

In the balance sheet of the Company, the investments in subsidiaries were stated at cost less provision for impairment losses. The results of subsidiaries were accounted for by the Company on the basis of dividends received and receivable.

(ii) *Associated companies*

An associated company was a company, not being a subsidiary, in which an equity interest was held for the long-term and significant influence was exercised in its management.

The consolidated profit and loss account included the share of the Group of the results of associated companies for the Eighteen-Month Period, and the consolidated balance sheet included the share of the Group of the net assets of the associated companies and goodwill/negative goodwill (net of accumulated amortisation) on acquisition.

Equity accounting was discontinued when the carrying amount of the investment in an associated company reached zero, unless the Group had incurred obligations or guaranteed obligations in respect of the associated company.

(iii) *Translation of foreign currencies*

Transactions in foreign currencies were translated at exchange rates ruling at the transaction dates. Monetary assets and liabilities expressed in foreign currencies at the balance sheet date were translated at rates of exchange ruling at the balance sheet date. Exchange differences arising in these cases were dealt with in the profit and loss account.

The balance sheet of subsidiaries and associated companies expressed in foreign currencies were translated at the rates of exchange ruling at the balance sheet date whilst the profit and loss account was translated at an average rate. Exchange differences were dealt with as a movement in reserves.

2 Principal accounting policies (Continued)

(c) Intangibles

(i) *Goodwill*

Goodwill represented the excess of the cost of an acquisition over the fair value of the share of the Group of the net assets of the acquired subsidiaries and associated companies at the date of acquisition.

Goodwill on acquisitions was included in intangible assets and was amortised using the straight-line method over its estimated useful life. Goodwill was generally amortised over ten years.

(ii) *Software licences*

Expenditure on acquired software licenses was capitalised and amortised using the straight-line method over their useful lives or licensing period, whichever was shorter.

(iii) *Research and development costs*

Research costs were expensed as incurred. Costs incurred on development projects relating to the design and testing of new or improved products were recognised as an intangible asset where the technical feasibility and intention of completing the product under development had been demonstrated and the resources were available to do so, costs were identifiable and there was an ability to sell or use the asset that would generate probable future economic benefits. Such development costs were recognised as an asset and amortised on a straight-line basis over a period of not more than five years to reflect the pattern in which the related economic benefits were recognised. Development costs that did not meet the above criteria were expensed as incurred. Development costs previously recognised as an expense were not recognised as an asset in a subsequent period.

(iv) *Impairment of intangible assets*

Where an indication of impairment existed, the carrying amount of any intangible asset was assessed and written down immediately to its recoverable amount.

2 Principal accounting policies (Continued)

(d) Fixed assets

(i) *Land and buildings*

Land and buildings were stated at cost less accumulated depreciation and accumulated impairment losses.

(ii) *Other fixed assets*

Other fixed assets, comprising leasehold improvements, furniture, fixtures, office equipment and leased equipment, motor vehicles and demonstration equipment were stated at cost less accumulated depreciation and accumulated impairment losses.

(iii) *Depreciation*

Fixed assets were depreciated at rates sufficient to write off their cost less accumulated impairment losses over their estimated useful lives on a straight-line basis. The principal annual rates were as follows:

Land and buildings	5%
Leasehold improvements	20% or over the lease terms, whichever is shorter
Furniture, fixtures, office equipment and leased equipment	20%-50%
Motor vehicles	20%
Demonstration equipment	33⅓%

Major costs incurred in restoring fixed assets to their normal working condition were charged to the profit and loss account.

Improvements were capitalised and depreciated over their expected useful lives to the Group.

(iv) *Impairment and gain or loss on sale*

At each balance sheet date, both internal and external sources of information were considered to assess whether there was any indication that assets included in land and buildings and other fixed assets were impaired. If any such indication existed, the recoverable amount of the asset was estimated and where relevant, an impairment loss was recognised to reduce the asset to its recoverable amount. Such impairment losses were recognised in the profit and loss account, except where the asset was carried at valuation and the impairment loss did not exceed the valuation surplus for the same asset, in which case it was treated as a revaluation decrease.

The gain or loss on disposal of a fixed asset was the difference between the net sales proceeds and the carrying amount of the relevant asset, and was recognised in the profit and loss account.

2 Principal accounting policies (Continued)

(e) Operating leases

Leases where substantially all the risks and rewards of ownership of assets remained with the leasing company were accounted for as operating leases. Payments made under operating leases net of any incentives received from the leasing company were charged to the profit and loss account on a straight-line basis over the lease periods.

Assets leased out under operating leases were included in fixed assets in the balance sheet. They were depreciated over their expected useful lives on a basis consistent with similar owned fixed assets. Rental income (net of any incentives given to lessees) was recognised on a straight-line basis over the lease terms.

(f) Investments in securities

(i) *Non-trading securities*

Investments which were held for non-trading purposes were stated at fair value at the balance sheet date. Changes in the fair value of individual securities were credited or debited to the investment revaluation reserve until the security was sold, or was determined to be impaired. Upon disposal, the cumulative gain or loss representing the difference between the net sales proceeds and the carrying amount of the relevant security, together with any surplus/deficit transferred from the investment revaluation reserve, was dealt with in the profit and loss account.

Where there was objective evidence that individual investments were impaired, the cumulative loss recorded in the revaluation reserve was taken to the profit and loss account.

(ii) *Trading securities*

Trading securities were carried at fair value. At each balance sheet date, the net unrealised gains or losses arising from the changes in fair value of trading securities were recognised in the profit and loss account. Profits or losses on disposal of trading securities, representing the difference between the net sales proceeds and the carrying amounts, were recognised in the profit and loss account as they arose.

(g) Inventories

Inventories were stated at the lower of cost and net realisable value. Cost, calculated on the weighted average basis, comprised invoiced cost of inventories. Net realisable value was determined on the basis of anticipated sales proceeds less estimated selling expenses.

(h) Accounts receivable

Provision was made against accounts receivable to the extent they were considered to be doubtful. Accounts receivable in the balance sheet were stated net of such provision.

(i) Cash and cash equivalents

Cash and cash equivalents were carried in the balance sheet at cost. For the purposes of the cash flow statement, cash and cash equivalents comprised cash on hand, deposits held at call with banks, cash investments with a maturity of three months or less from date of investment and bank overdrafts.

2 Principal accounting policies (Continued)

(j) Provisions

Provisions were recognised when the Group had a present legal or constructive obligation as a result of past events, it was probable that an outflow of resources would be required to settle the obligation, and a reliable estimate of the amount could be made. Where the Group expected a provision to be reimbursed, the reimbursement was recognised as a separate asset but only when the reimbursement was virtually certain.

(k) Employee benefits

(i) *Employee leave entitlements*

Employee entitlements to annual leave were recognised when they accrued to employees. A provision was made for the estimated liability for annual leave as a result of services rendered by employees up to the balance sheet date.

Employee entitlements to sick leave and maternity or paternity leave were not recognised until the time of leave.

(ii) *Bonus*

The expected cost of bonus payments was recognised as a liability when the Group had a present legal or constructive obligation as a result of services rendered by employees and a reliable estimate of the obligation could be made.

Liabilities for bonus payments were expected to be settled within twelve months and were measured at the amounts expected to be paid when they were settled.

(iii) *Pension obligations*

The Group participated in defined contribution plans which were available to all qualified employees, the assets of which were held in separate trustee administered funds. The pension plans were funded by payments from employees and by the Group.

The contributions of the Group to the defined contribution retirement scheme were expensed as incurred.

(iv) *Equity compensation benefits*

Share options were granted to Directors and to employees at a price determined in accordance to the share option scheme of the Company on the date of the grant and were exercisable at that price, no compensation cost was recognised. When the options were exercised, the proceeds received net of any transaction costs were credited to share capital and share premium.

2 Principal accounting policies (Continued)

(l) Deferred taxation

Deferred taxation was provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the accounts. Taxation rates enacted or substantively enacted on and before the balance sheet date were used to determine deferred taxation.

Deferred tax assets were recognised to the extent that it was probable that future taxable profit would be available against which the temporary differences could be utilised.

Deferred taxation was provided on temporary differences arising on investments in subsidiaries and associates, except where the timing of the reversal of the temporary difference could be controlled and it was probable that the temporary difference would not reverse in the foreseeable future.

(m) Contingent liabilities

A contingent liability was a possible obligation that arose from past events and whose existence would only be confirmed by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group. It could also be a present obligation arising from past events that was not recognised because it was not probable that outflow of economic resources would be required or the amount of obligation could not be measured reliably.

A contingent liability was not recognised but was disclosed in the notes to the accounts. When a change in the probability of an outflow occurs so that outflow was probable, it would then be recognised as a provision.

(n) Revenue recognition

Revenue from the design, sale and implementation of data networking systems and the provision of related engineering services was recognised upon the satisfactory completion of installation, which generally coincided with the time when the systems were delivered to customers.

Revenue from the sale of goods was recognised on the transfer of risks and rewards of ownership, which generally coincided with the time when the goods were delivered to customers and the title had passed.

Revenue from the provision of digital image processing management solutions was recognised upon the transfer of risks and rewards of ownership, which generally coincided with the time when the goods were delivered to the customers and the title had passed.

Revenue from the provision of multimedia value-added services via IVR, interactive internet solutions and premium SMS was recognised when the services were rendered.

Operating lease rental income was recognised on a straight-line basis.

Commission income and management fee income were recognised when the services were rendered.

Dividend income was recognised when the right to receive payment was established.

Interest income was recognised on a time proportion basis, taking into account the principal amounts outstanding and the interest rates applicable.

2 Principal accounting policies (Continued)

(o) Borrowing costs

All borrowing costs were charged to the profit and loss account in which they were incurred.

(p) Segment reporting

In accordance with the internal financial reporting of the Group, it was determined that business segments be presented as the primary reporting format and geographical as the secondary reporting format.

Unallocated costs represented corporate expenses. Segment assets consisted primarily of intangible assets, fixed assets, inventories, receivables and operating cash, and mainly excluded investments in associated companies and non-trading securities. Segment liabilities comprised operating liabilities and excluded items such as taxation and certain corporate borrowings. Capital expenditure comprised additions to intangible assets and fixed assets, including net additions resulting from acquisitions of subsidiaries.

In respect of geographical segment reporting, sales were based on the region in which the works were carried out and services were delivered. Total assets and capital expenditure were where the customers were located.

(q) Comparative figures

Certain comparative figures had been reclassified to conform with the presentation of the Eighteen-Month Period.

3 Turnover, revenues and segment information

The Group was principally engaged in the design, sale and implementation of data networking systems, provision of related engineering services and sale of goods, provision of digital image processing management solutions and multimedia value-added services via IVR, interactive internet solutions and premium SMS. Revenues recognised during the Eighteen-Month Period were as follows:

	Eighteen-Month Period HK$'000	Twelve months ended 30th June, 2003 HK$'000
Turnover		
Design, sale and implementation of data networking systems and provision of related engineering services	**502,441**	321,453
Provision of digital image processing management solutions	**17,694**	—
Provision of multimedia value-added services via IVR, interactive internet solutions and premium SMS	**39,850**	—
Sale of goods	**29,246**	67,341
Operating lease rental income	**652**	—
	589,883	388,794
Other revenues		
Commission income	**31**	668
Dividend income from listed investments	**112**	650
Interest income	**3,124**	1,851
Management fee income	**1,478**	—
Others	**670**	—
	5,415	3,169
Total revenues	**595,298**	391,963

Due to the acquisition of TCM in Europe and the separate listing of MIHL, two more segments had arisen. For internal financial reporting purposes, management had changed certain segment reporting presentations. The major change was combining two similar segments (design, sale and implementation of data networking systems, provision of related engineering services and sale of goods) into one. The comparative figures had been restated to conform with the presentation of the Eighteen-Month Period.

Primary reporting format - business segments

The Group was organised into three main business segments:

— Design, sale and implementation of data networking systems, provision of related engineering services and sale of goods;

— Provision of digital image processing management solutions; and

— Provision of multimedia value-added services via IVR, interactive internet solutions and premium SMS.

There were no sales or other transactions between the business segments.

3 Turnover, revenues and segment information (Continued)

Secondary reporting format - geographical segments
The three business segments were managed in three main geographical areas, namely Mainland China, Hong Kong and Macao, and Europe.

There were no sales between the geographical segments.

Primary reporting format - business segments

	Eighteen-Month Period			
	Design, sale and implementation of data networking systems, provision of related engineering services and sale of goods HK$'000	Provision of digital image processing management solutions HK$'000	Provision of multimedia value-added services via IVR, interactive internet solutions and premium SMS HK$'000	Group HK$'000
Turnover	532,339	17,694	39,850	589,883
Segment results	(118,883)	(21,487)	(15,352)	(155,722)
Unallocated income				5,726
Unallocated cost				(25,173)
Operating loss				(175,169)
Deemed disposal gain from separate listing of MIHL				17,953
Impairment of goodwill	(7,780)	—	(18,151)	(25,931)
Finance costs				(4,346)
Share of losses of associated companies				(1,507)
Loss before taxation				(189,000)
Taxation				(1,902)
Loss after taxation				(190,902)
Minority interests				17,277
Loss attributable to Members				(173,625)

3 Turnover, revenues and segment information (Continued)

Primary reporting format - business segments (Continued)

	Eighteen-Month Period			
	Design, sale and implementation of data networking systems, provision of related engineering services and sale of goods HK$'000	**Provision of digital image processing management solutions** HK$'000	**Provision of multimedia value-added services via IVR, interactive internet solutions and premium SMS** HK$'000	**Group** HK$'000
Segment assets	373,725	19,124	112,826	505,675
Investments in associated companies				1,630
Unallocated assets				77,865
Total assets				585,170
Segment liabilities	172,133	4,879	70,814	247,826
Unallocated liabilities				164,631
Total liabilities				412,457
Capital expenditure	11,955	13,423	39,416	64,794
Depreciation	6,241	612	1,188	8,041
Amortisation	1,310	1,563	4,466	7,339
Impairment charge	10,015	9,900	18,151	38,066
Other non-cash expenses	100,816	—	—	100,816

3 Turnover, revenues and segment information (Continued)

Primary reporting format - business segments (Continued)

	Twelve months ended 30th June, 2003			
	Design, sale and implementation of data networking systems, provision of related engineering services and sale of goods HK$'000	**Provision of digital image processing management solutions** HK$'000	**Provision of multimedia value-added services via IVR, interactive internet solutions and premium SMS** HK$'000	**Group** HK$'000
Turnover	388,794	—	—	388,794
Segment results	28,408	—	—	28,408
Unallocated income				5,886
Unallocated cost				(17,641)
Operating profit				16,653
Impairment of goodwill	(840)	—	—	(840)
Finance costs				(635)
Share of losses of associated companies				(2,488)
Profit before taxation				12,690
Taxation				(2,658)
Profit after taxation				10,032
Minority interests				562
Profit attributable to Members				10,594

3 Turnover, revenues and segment information (Continued)

Primary reporting format - business segments (Continued)

	Twelve months ended 30th June, 2003			
	Design, sale and implementation of data networking systems, provision of related engineering services and sale of goods HK$'000	**Provision of digital image processing management solutions** HK$'000	**Provision of multimedia value-added services via IVR, interactive internet solutions and premium SMS** HK$'000	**Group** HK$'000
Segment assets	466,198	—	—	466,198
Investments in associated companies				5,257
Unallocated assets				20,367
Total assets				491,822
Segment liabilities	73,354	—	—	73,354
Unallocated liabilities				78,014
Total liabilities				151,368
Capital expenditure	8,353	—	—	8,353
Depreciation	2,503	—	—	2,503
Impairment charge	840	—	—	840
Other non-cash expenses	10,236	—	—	10,236
Unallocated non-cash expenses				176
Unallocated impairment charge				1,328

3 Turnover, revenues and segment information (Continued)

Secondary reporting format – geographical segments

	Eighteen-Month Period			
	Turnover HK$'000	**Segment result** HK$'000	**Total assets** HK$'000	**Capital expenditure** HK$'000
Mainland China	400,906	(94,376)	193,929	1,368
Hong Kong and Macao	149,127	(45,993)	198,920	24,010
Europe	39,850	(15,353)	112,826	39,416
	589,883	(155,722)	505,675	64,794
Unallocated income		5,726		
Unallocated cost		(25,173)		
Operating loss		(175,169)		
Investments in associated companies			1,630	
Unallocated assets			77,865	
Total assets			585,170	

	Twelve months ended 30th June, 2003			
	Turnover HK$'000	**Segment result** HK$'000	**Total assets** HK$'000	**Capital expenditure** HK$'000
Mainland China	334,641	27,863	246,906	3,408
Hong Kong and Macao	54,153	545	219,292	4,945
Europe	—	—	—	—
	388,794	28,408	466,198	8,353
Unallocated income		5,886		
Unallocated cost		(17,641)		
Operating profit		16,653		
Investments in associated companies			5,257	
Unallocated assets			20,367	
Total assets			491,822	

4 Operating (loss)/profit

Operating (loss)/profit was stated after crediting and charging the following:

	Eighteen-Month Period HK$'000	Twelve months ended 30th June, 2003 HK$'000
Crediting		
Realised gain on disposal of a trading security	**311**	—
Realised gain on disposal of a non-trading security	—	2,717
Charging		
Amortisation of goodwill	**5,506**	145
Amortisation of software licences	**1,833**	—
Auditors' remuneration	**5,378**	1,217
Cost of inventories	**439,452**	272,614
Depreciation of fixed assets	**8,041**	2,503
Directors' and senior management's emoluments (Note 12)	**12,975**	8,233
Impairment of a software licence	**9,900**	—
Impairment of a non-trading security	—	1,328
Impairment of investment in an associated company	**2,235**	—
Loss on disposal of fixed assets	**390**	8
Loss on disposal of non-trading securities	**2,690**	—
Net exchange loss	**199**	224
Operating leases		
- land and buildings	**6,046**	2,792
- motor vehicles	**244**	—
Provision for advance to an associated company	—	168
Provision for doubtful debts	**51,170**	—
Research and development costs	**1,439**	116
Staff costs (excluding Directors' emoluments) (Note 11)	**57,631**	19,838
Write-down of inventories to net realisable value	**49,646**	10,236

5 Deemed disposal gain for separate listing of MIHL

On 19th January, 2004, Shares of MIHL were listed and traded on GEM by the issue of new Shares of MIHL. As a result, the shareholding of the Company in MIHL had been diluted to 61.05%, which resulted in a gain of approximately HK$17,953,000 arising from this deemed disposal.

6 Finance costs

	Eighteen-Month Period HK$'000	Twelve months ended 30th June, 2003 HK$'000
Interest on bank loans and overdrafts		
– wholly repayable within five years	**3,073**	—
Interest on other loan		
– wholly repayable within five years	**1,087**	—
Interest on convertible bonds	**186**	635
	4,346	635

7 Taxation

Hong Kong profits tax had been provided at the rate of 17.5% on the estimated assessable profit for the Eighteen-Month Period. In 2003, the Government of Hong Kong enacted a change in the profits tax rate from 16% to 17.5% for the fiscal year 2003/2004. Taxation on overseas profit had been calculated on the estimated assessable profit for the Eighteen-Month Period at the rates of taxation prevailing in the regions in which the Group operated.

The amount of taxation charged to the consolidated profit and loss account represented:

	Eighteen-Month Period HK$'000	Twelve months ended 30th June, 2003 HK$'000
Current taxation		
- Hong Kong profits tax	**126**	—
- Macao complementary profits tax	**26**	2,392
- Mainland China profits tax	**1,600**	266
- Overseas taxation	**29**	—
- Under-provision in prior years	**117**	—
	1,898	2,658
Share of taxation attributable to associated companies	**4**	—
Taxation charge	**1,902**	2,658

7 Taxation (Continued)

Taxation on (loss)/profit before taxation of the Group differed from the theoretical amount that would arise using the taxation rate of the region of the Group and was as follows:

	Eighteen-Month Period HK$'000	Twelve months ended 30th June, 2003 HK$'000
(Loss)/ profit before taxation	**(189,000)**	12,690
Notional tax calculated at the rates applicable in the regions concerned	**(35,497)**	1,479
Income not subject to taxation	**28,465**	(1,109)
Expenses not deductible for taxation purposes	**8,553**	2,288
Mainland China deemed income tax	**260**	—
Share of taxation of associated companies	**4**	—
Under-provision in prior years	**117**	—
Taxation charge	**1,902**	2,658

8 Loss attributable to Members

Loss attributable to Members was dealt with in the accounts of the Company to the extent of HK$20,776,000 (twelve months ended 30th June, 2003: profit of HK$12,333,000).

9 Dividends

	Eighteen-Month Period HK$'000	Twelve months ended 30th June, 2003 HK$'000
Interim, paid for Eighteen-Month Period, of HK$0.005 (twelve months ended 30th June, 2003: HK$0.01) per Share	**3,069**	6,138
Special interim, paid for Eighteen-Month Period (Note)	**377**	—
Final, proposed for Eighteen-Month Period, of HK$Nil (twelve months ended 30th June, 2003: HK$0.005) per Share	**—**	3,069
	3,446	9,207

Note:

On 19th December, 2003, the Board approved the payment of a special interim dividend as part of the proposal for the separate listing of MIHL by way of a distribution in specie in respect of an aggregate of 13,375,000 Shares of MIHL to Members, where every 46 Shares were entitled to 1 Share of MIHL.

The Directors do not recommend the payment of a final dividend.

10 (Loss)/earnings per Share

The calculation of basic loss per Share was based on the loss of the Group attributable to Members of HK$173,625,000 (twelve months ended 30th June, 2003: profit of HK$10,594,000) and the weighted average number of 613,819,000 Shares (twelve months ended 30th June, 2003: 609,966,301 Shares) in issue during the Eighteen-Month Period.

No diluted earnings per Share for the Eighteen-Month Period was presented as the exercise of the outstanding share options of the Company would have an anti-dilutive effect. The weighted average of 609,969,068 Shares of last year included all share options outstanding, except for share options having anti-dilutive effect, on the assumption that all share options had been converted. All convertible bonds in last year had been excluded as having anti-dilutive effect.

11 Staff costs

	Eighteen-Month Period HK$'000	Twelve months ended 30th June, 2003 HK$'000
Wages and salaries	**53,922**	18,394
Unutilised annual leave	**(380)**	262
Social security costs (Note (a))	**1,669**	100
Termination benefits	**86**	221
Pension costs - defined contribution plan (Note (b))	**1,629**	861
Long service payment	**705**	—
	57,631	19,838

Notes:

(a) The Group participated in employee social security plans as required by the regulations in Mainland China, Macao and Europe. The amount charged to the profit and loss account represented contributions payable by the Group at rates specified in the rules of the plans.

(b) A mandatory provident fund scheme had been set up for all the eligible employees of the Group in Hong Kong. The mandatory provident fund scheme was a defined contribution retirement scheme and contributions to the fund by the Group and employees were calculated as a percentage of the employees' basic salaries.

12 Directors' and senior management's emoluments

(a) Directors' emoluments

The aggregate amounts of emoluments paid/payable to the Directors during the Eighteen-Month Period were as follows:

	Eighteen-Month Period HK$'000	Twelve months ended 30th June, 2003 HK$'000
Fees	**1,483**	760
Other emoluments		
- Basic salaries and allowances	**10,473**	6,449
- Discretionary bonuses	**983**	1,000
- Contributions to pension schemes	**36**	24
	12,975	8,233

Directors' fees disclosed above included approximately HK$423,000 (twelve months ended 30th June, 2003: HK$240,000) paid to independent non-executive Directors.

The executive Directors received/would receive individual emoluments for the Eighteen-Month Period of approximately HK$6,807,000 (twelve months ended 30th June, 2003: HK$4,133,000), HK$3,022,000 (twelve months ended 30th June, 2003: HK$1,994,000), HK$1,612,000 (twelve months ended 30th June, 2003: HK$1,081,000) and HK$1,111,000 (twelve months ended 30th June, 2003: HK$785,000).

No Directors waived or agreed to waive any of their emoluments in respect of the Eighteen-Month Period and the twelve months ended 30th June, 2003.

12 Directors' and senior management's emoluments (Continued)

(b) Five highest paid individuals

The five individuals whose emoluments were the highest in the Group for the Eighteen-Month Period included three (twelve months ended 30th June, 2003: four) Directors whose emoluments were reflected in the analysis presented above. The emoluments payable to the remaining two (twelve months ended 30th June, 2003: one) individuals during the Eighteen-Month Period were as follows:

	Eighteen-Month Period HK$'000	Twelve months ended 30th June, 2003 HK$'000
Basic salaries and allowances	**1,855**	558
Discretionary bonuses	**871**	515
Contributions to pension schemes	**18**	—
	2,744	1,073

The emoluments fell within the following band:

Emolument band	**Number of individuals**	
	Eighteen-Month Period	Twelve months ended 30th June, 2003
HK$1,000,000 - HK$1,500,000	**2**	1

During the Eighteen-Month Period, no emoluments had been paid by the Group to the Directors or the five highest paid individuals as an inducement to join the Group, or as compensation for loss of office.

13 Intangible assets

	Group		
	Goodwill HK$'000	**Software licence** HK$'000	**Total** HK$'000
Eighteen-Month Period			
Opening net book amount	1,302	—	1,302
Purchase of software licences	—	11,567	11,567
Acquisition of subsidiaries (Note 28(b))	89,507	1,492	90,999
Impairment charge (Note)	(25,931)	(9,900)	(35,831)
Amortisation charge	(5,506)	(1,833)	(7,339)
Exchange differences	7,047	153	7,200
Closing net book amount	66,419	1,479	67,898
As at 31st December, 2004			
Cost	99,507	20,877	120,384
Accumulated amortisation and impairment losses	(33,088)	(19,398)	(52,486)
Net book amount	66,419	1,479	67,898
As at 30th June, 2003			
Cost	2,287	—	2,287
Accumulated amortisation and impairment losses	(985)	—	(985)
Net book amount	1,302	—	1,302

Note:

Impairment charges for goodwill arising on acquisition of certain subsidiaries had been made in the accounts since future economic benefits attributable to the goodwill were forecast to be lower than the carrying amount. The goodwill belonged to the segments of (i) design, sale and implementation of data networking systems, provision of related engineering services and sale of goods; and (ii) provision of multimedia value-added services via IVR, interactive internet solutions and premium SMS.

The impairment charge for the software licence acquired from independent third parties in December, 2003 for the development of certain enterprise resources planning software had been made in the accounts since future economic benefits attributable to this licence were uncertain. The software licence belonged to the segment of provision of digital image processing management solutions.

14 Fixed assets

	Group					
	Land and buildings outside Hong Kong HK$'000	Leasehold improvements HK$'000	Furniture, fixture, office equipment and leased equipment HK$'000	Motor vehicles HK$'000	Demonstration equipment HK$'000	Total HK$'000
Cost						
As at 1st July, 2003	—	3,899	10,453	2,333	1,401	18,086
Additions	—	2,013	9,141	143	210	11,507
Acquisition of subsidiaries (Note 28(b))	2,300	51	37,217	379	281	40,228
Disposals	—	(923)	(3,800)	—	(1,401)	(6,124)
Exchange differences	—	—	4,298	40	—	4,338
As at 31st December, 2004	2,300	5,040	57,309	2,895	491	68,035
Accumulated depreciation						
As at 1st July, 2003	—	2,642	6,206	1,189	1,383	11,420
Charge for the Eighteen-Month Period	38	1,134	5,886	674	309	8,041
Acquisition of subsidiaries (Note 28(b))	—	—	34,397	190	—	34,587
Disposals	—	(923)	(3,410)	—	(1,401)	(5,734)
Exchange differences	—	—	4,041	25	—	4,066
As at 31st December, 2004	38	2,853	47,120	2,078	291	52,380
Net book value						
As at 31st December, 2004	2,262	2,187	10,189	817	200	15,655
As at 30th June, 2003	—	1,257	4,247	1,144	18	6,666

As at 31st December, 2004, the gross carrying amount of the leased equipment was approximately HK$5,459,000. The accumulated depreciation and depreciation charge for the Eighteen-Month Period were approximately HK$1,213,000.

15 Investments in subsidiaries - Company

	As at 31st December, 2004 HK$'000	As at 30th June, 2003 HK$'000
Investments, at cost, unlisted (Note (a))	**73,918**	73,918
Due from subsidiaries (Note (b))	**152,576**	100,187
Due to subsidiaries (Note (b))	**(1,895)**	(1,520)
	224,599	172,585

(a) The following was a list of the subsidiaries as at 31st December, 2004:

Name	Place of incorporation/ establishment	Principal activities and place of operation	Particulars of issued/registered share capital	Approximate effective interest held
泰思通軟件(上海)有限公司 ("TSTSH") (Note (i))	PRC	Research and development of software and related software consultancy services in Mainland China	US$510,000	83%
珠海萬佳達軟件開發有限公司 ("ZMSD") (Note(i))	PRC	Provision of computer software products, computer network system engineering, research and development and sale and provision of related services and maintenance in Mainland China	HK$1,000,000	61%
廣州市萬珈訊科技有限公司 (Note(i))	PRC	Provision of computer software products, computer network system engineering, research and development and sale and provision of related services and maintenance in Mainland China	HK$1,600,000	61%

15 Investments in subsidiaries - Company (Continued)

(a) The following was a list of the subsidiaries as at 31st December, 2004: (Continued)

Name	Place of incorporation/ establishment	Principal activities and place of operation	Particulars of issued/registered share capital	Approximate effective interest held
廣州市愛達利發展有限公司 ("GVDL") (Note (i))	PRC	Design, sale and implementation of data networking systems and provision of related engineering services in Mainland China	RMB3,000,000	54%
廣州市圖文資訊有限公司 ("GZIC") (Note (i))	PRC	Provision of internet related data services in Mainland China	RMB1,000,000	44% (Note (ii))
廣州愛達利科技有限公司 (Note (i))	PRC	Design, sale and implementation of data networking systems and provision of related engineering services in Mainland China	RMB3,000,000	100%
Capital Instant Limited	BVI	Investment holding in BVI	1,000 ordinary shares of US$1 each	91%
Communications Appliances Ou Chung Limited	Macao	Sale of mobile phones in Macao	MOP3,002,000	100%
Compañia Hispanoholandesa de Audiotex, S.L. (Note (i))	Spain	Dormant	500 ordinary registered shares of €6.01 each	60%
Guangzhou Thinker Vodatel Development Company Limited (Note (i))	PRC	Research and development of wireless data communications and internet related products in Mainland China	US$3,000,000	60%
Mediatel Finland Oy (Note (i))	Finland	Provision of multimedia value-added services via IVR, interactive internet solutions and premium SMS in Finland	100 shares of €192.86 each	60%

15 Investments in subsidiaries - Company (Continued)

(a) The following was a list of the subsidiaries as at 31st December, 2004: (Continued)

Name	Place of incorporation/ establishment	Principal activities and place of operation	Particulars of issued/registered share capital	Approximate effective interest held
Mega Datatech Limited (Note (i))	Macao	Provision of computer software, hardware and system integration in Macao	MOP100,000	100%
MegaInfo China Holdings Limited	BVI	Investment holding in Mainland China	1,000 ordinary shares of US$1 each	61%
MegaInfo Holdings Limited	Bermuda	Investment holding in Hong Kong	535,000,000 ordinary shares of HK$0.01 each	61%
MegaInfo Limited	BVI	Investment holding and provision of digital image processing management solutions in Macao	2,000 ordinary shares of US$1 each	61%
MegaInfo Software Limited	BVI	Owner of intellectual property rights in Macao	1,000 ordinary shares of US$1 each	61%
MegaInfo Solutions Holdings Limited	BVI	Owner of intellectual property rights in Mainland China	1,000 ordinary shares of US$1 each	61%
MegaInfo Technology Limited (formerly known as Eagle Insight Limited)	Hong Kong	Investment holding in Macao	1,000 ordinary shares of HK$1 each	61%
MegaInfo (Hong Kong) Limited	Hong Kong	Investment holding in Mainland China and Macao	1,000 ordinary shares of HK$0.10 each	61%
Ou Chung Company Limited	Hong Kong	Investment holding in Macao	1 ordinary share of HK$1 each	100%
PE Research and Development Limited	Macao	Investment holding in Mainland China	MOP25,000	61%
Power Express (Macau) Limited	Macao	Sale of communications equipment in Macao	MOP25,000	100%

15 Investments in subsidiaries - Company (Continued)

(a) The following was a list of the subsidiaries as at 31st December, 2004: (Continued)

Name	Place of incorporation/ establishment	Principal activities and place of operation	Particulars of issued/registered share capital	Approximate effective interest held
Servicios Telefónicos de Audiotex SA (Note (i))	Spain	Provision of multimedia value-added services via IVR, interactive internet solutions and premium SMS in Spain	150,000 ordinary registered shares of €6.01021 each	60%
SuperCom GmbH (Note (i))	Germany	Provision of multimedia value -added services via IVR, interactive internet solutions and premium SMS in Germany	DM25,000	60%
TeleConcept Multimedia B.V. (Note (i))	The Netherlands	Provision of multimedia value -added services via IVR, interactive internet solutions and premium SMS in the Netherlands	1,800 ordinary shares of €10 each	60%
Teleconcept-Multimedia N.V. (Note (i))	The Netherlands	Investment holding in Finland, Germany, the Netherlands and Spain	11,250,000 ordinary shares of €0.01 each	60%
Telefonía Inteligente Española, S.L. (Note (i))	Spain	Dormant	500 ordinary registered shares of €6.01021 each	60%
Tel-More Productions Oy (Note (i))	Finland	Provision of multimedia value-added services via IVR, interactive internet solutions and premium SMS in Finland	100 ordinary shares of €500 each	60%
Tidestone Science and Technology (Hong Kong) Company Limited	Hong Kong	Investment holding in Mainland China	1,000 ordinary shares of HK$1 each	83%

15 Investments in subsidiaries - Company (Continued)

(a) The following was a list of the subsidiaries as at 31st December, 2004: (Continued)

Name	Place of incorporation/ establishment	Principal activities and place of operation	Particulars of issued/registered share capital	Approximate effective interest held
VDT Data Holdings Limited	BVI	Investment holding in BVI	1,000 ordinary shares of US$1 each	100%
VDT Mobile Holdings Limited	BVI	Investment holding in BVI	1,000 ordinary shares of US$1 each	100%
VDT Operator Holdings Limited (formerly known as Vodatel Hong Kong Holdings Limited)	BVI	Investment holding in BVI	1,000 ordinary shares of US$1 each	100%
Vodatel China Holdings Limited	BVI	Investment holding in BVI	1,000 ordinary shares of US$1 each	100%
Vodatel China Investments Limited (formerly known as America Limited)	Hong Kong	Investment holding in Mainland China	1 ordinary share of HK$1 each	100%
Vodatel China Limited	BVI	Investment holding in Mainland China	1,000 ordinary shares of US$1 each	100%
Vodatel Data Limited	BVI	Investment holding in BVI	1,000 ordinary shares of US$1 each	100%
Vodatel Development Limited	Hong Kong	Dormant	1,000 ordinary shares of HK$1 each	100%
Vodatel Holdings Limited	BVI	Investment holding and design, sale and implementation of data networking systems and provision of related engineering services in Macao	10,000 ordinary shares of US$1 each	100%#
Vodatel Hong Kong Limited	Hong Kong	Investment holding in Macao	1,000 ordinary shares of HK$1 each	100%
Vodatel Information Limited	BVI	Investment holding in Hong Kong	1,000 ordinary shares of US$1 each	100%
Vodatel Integrated Solutions Limited	BVI	Dormant	1 ordinary share of US$1 each	100%

15 Investments in subsidiaries - Company (Continued)

(a) The following was a list of the subsidiaries as at 31st December, 2004: (Continued)

Name	Place of incorporation/ establishment	Principal activities and place of operation	Particulars of issued/registered share capital	Approximate effective interest held
Vodatel International Holdings Limited	BVI	Investment holding in the Netherlands	1,000 ordinary shares of US$1 each	100%
Vodatel Macao Holdings Limited	BVI	Investment holding in Hong Kong	1,000 ordinary shares of US$1 each	100%
Vodatel Networks Limited	BVI	Investment holding in Mainland China	1,000 ordinary shares of US$1 each	100%
Vodatel Networks (H.K.) Limited	Hong Kong	Sale of data networking systems and provision of related engineering services in Hong Kong	2 ordinary shares of HK$1 each	100%
Vodatel Software Limited	BVI	Investment holding in Hong Kong	1,000 ordinary shares of US$1 each	100%
Vodatel Systems Inc.	BVI	Design, sale and implementation of data networking systems and provision of related engineering services in Macao	1,000 ordinary shares of US$1 each	100%
Vodatel Systems Inc. - Macao Commercial Offshore (Note (i))	Macao	Dormant	MOP100,000	100%
Vodatel Systems (HK) Limited	BVI	Provision of warehouse services in Hong Kong	1,000 ordinary shares of US$1 each	100%
Vodatel Systems (Macau) Limited	BVI	Investment holding in Hong Kong	1,000 ordinary shares of US$1 each	100%
Vodatel Technology Limited	BVI	Owner of intellectual property rights and trade marks in PRC	1,000 ordinary shares of US$1 each	100%
Voxtel Finland Oy (Note (i))	Finland	Investment holding in Finland	200 shares of €50 each	60%

* Share held directly by the Company

All subsidiaries were limited liability companies.

Notes:

(i) Subsidiaries of which PricewaterhouseCoopers were not the statutory auditors. The aggregate net assets of these subsidiaries amounted to approximately 16.60% of the net assets of the Group.

(ii) GVDL held 81.82% interest directly in GZIC.

15 Investments in subsidiaries - Company (Continued)

(b) The amounts due from/to subsidiaries were unsecured, interest-free with no fixed terms of repayment.

(c) On 22nd September, 2003, the Group acquired approximately 61% interests in PERDL and ZMSD for HK$1,000,000, satisfied in cash. As a result, the loss of the Group for the Eighteen-Month Period and the net assets as at 31st December, 2004 had increased and decreased by approximately HK$1,879,000 respectively.

(d) On 22nd September, 2003, the Group acquired 100% interests in PEML for approximately HK$7,227,000, satisfied in cash. As a result, the loss of the Group for the Eighteen-Month Period and the net assets as at 31st December, 2004 had increased and decreased by approximately HK$953,000 respectively.

(e) On 9th July, 2004, the Group acquired 60% interests in TCM and its subsidiaries, namely STASA, VFO, SGMBH, TMBV, CHASL, TIESL, MFO and TMPO for €2,300,000 (approximately HK$22,996,000), satisfied in cash. As a result, the loss of the Group for the Eighteen-Month Period and the net assets as at 31st December, 2004 had increased and decreased by approximately HK$19,246,000 respectively.

(f) On 1st September, 2004, the Group acquired 100% interests in CAOCL for MOP5,800,000 (approximately HK$5,631,000), satisfied in cash. As a result, the loss of the Group for the Eighteen-Month Period and the net assets as at 31st December, 2004 had increased and decreased by approximately HK$1,751,000 respectively.

16 Investments in associated companies

	Group	
	As at 31st December, 2004 HK$'000	As at 30th June, 2003 HK$'000
Share of net assets, less impairment (Note (a))	**1,630**	5,257
Advance to an associated company (Note (b))	**3,164**	3,164
	4,794	8,421
Less: provision for advance to an associated company (Note (b))	**(3,164)**	(3,164)
	1,630	5,257
Unlisted shares, at cost	**37,341**	37,283

(a) The following was a list of the associated companies as at 31st December, 2004:

Name	Place of incorporation/ establishment and operation	Principal activities	Particulars of issued/registered capital held	Approximate effective interest held indirectly
Crossland Business Solution Limited	Hong Kong	Dormant	100 ordinary shares of HK$1 each	40%
CTM-Mega Technology Limited	Macao	Provision of information technology services and equipment	MOP30,000	30%
Guangzhou LG TOPS Communication Technologies Co., Ltd.	PRC	Research and development of wireless data communications and internet related products	US$6,000,000	12% (note (i))
Oriental Skill Limited	Hong Kong	Dormant	10 ordinary shares of HK$1 each	40%
Source Tech Limited	Macao	Provision of consultancy services	MOP100,000	45%
Vcshare Online Limited	Hong Kong	Dormant	1,000,000 ordinary shares of HK$1 each	40%
Vodatel Crossland Technology Holdings Limited	BVI	Investment holding	1,000 ordinary shares of US$1 each	40%

Note:

(i) GTVD held 20% interest directly in GLGTCT.

(b) Advance to an associated company was unsecured, interest-free with no fixed term of repayment. The advance was fully provided for.

17 Deposit on acquisition of subsidiaries

This amount as at 30th June, 2003 represented deposit made to independent third parties for the acquisition of shareholding in PEML and PERDL.

18 Non-trading securities

	Group	
	As at 31st December, 2004 HK$'000	As at 30th June, 2003 HK$'000
Equity securities:		
Listed in Hong Kong	**19,172**	3,694
Listed outside Hong Kong	**—**	1,533
Market value of listed equity securities	**19,172**	5,227
Unlisted equity securities	**48,526**	7,843
Less: impairment charge	**(3,002)**	(3,002)
	64,696	10,068
Convertible notes, unlisted (Note)	**7,754**	1,600
	72,450	11,668

Note:

The convertible notes bore interest at 1% per annum on the principal amount of the notes outstanding from time to time payable half yearly in arrears on 31st March and 30th September in each year. The Company had the right to convert the whole (or part) of the principal amount of the notes into fully-paid ordinary shares of the issuer of the notes at initial conversion prices specified in the subscription agreement dated 28th March, 2002 and 3rd August, 2002 respectively.

19 Inventories

	Group	
	As at 31st December, 2004 HK$'000	As at 30th June, 2003 HK$'000
Networking and system equipment	**107,896**	153,138
Mobile phones	**2,907**	—
Less: provision	**(63,211)**	(13,565)
	47,592	139,573

As at 31st December, 2004, the carrying amount of inventories that were carried at net realisable value amounted to HK$11,889,000 (30th June, 2003: HK$23,173,000).

20 Trade and bills receivables

The credit terms granted to customers varied and were generally the result of negotiations between individual customers and the Group. Customers were generally required to pay at various intervals over the life of the projects. As at 31st December, 2004, the ageing analysis of the trade and bills receivables were as follows:

	Group	
	As at 31st December, 2004 HK$'000	As at 30th June, 2003 HK$'000
Within three months	**143,579**	42,985
Four to six months	**20,544**	19,479
Seven to twelve months	**23,718**	54,437
Over twelve months	**77,398**	43,089
	265,239	159,990
Less: provision	**(86,703)**	(21,942)
	178,536	138,048

21 Bank balances and cash

Included in bank balances and cash of the Group was RMB27,131,000 (approximately HK$25,356,000) (2003: RMB16,909,000 (approximately HK$15,803,000)) which represented bank balances denominated in RMB and were placed with banks in Mainland China. RMB is not a freely convertible currency.

22 Trade and bills payables

As at 31st December, 2004, the ageing analysis of the trade and bills payables were as follows:

	Group	
	As at 31st December, 2004 HK$'000	As at 30th June, 2003 HK$'000
Within three months	**76,012**	39,129
Four to six months	**13,645**	2,536
Seven to twelve months	**6,961**	1,729
Over twelve months	**18,779**	5,745
	115,397	49,139

Included in trade and bills payables was HK$358,000, which was due to a related company owned by José Manuel dos Santos, a Director. The amount was unsecured, interest-free with no fixed term of repayment.

23 Convertible bonds

	As at 31st December, 2004 HK$'000	As at 30th June, 2003 HK$'000
Convertible bonds	—	9,725
Less: current portion	—	(9,725)
	—	—

On 14th April, 2004, the Company redeemed the convertible bonds in cash with aggregate principal amount of US$1,250,000 (approximately HK$9,725,000).

24 Bank loans, overdrafts and other loan

	Group	
	As at 31st December, 2004 HK$'000	As at 30th June, 2003 HK$'000
Bank loans and overdrafts, unsecured (Note (a))	**132,198**	9,346
Other loan, unsecured (Note (b))	**14,854**	—
	147,052	9,346

As at 31st December, 2004, the bank loans, overdrafts and other loan of the Group were repayable as follows:

	Bank loans and overdrafts		Other loan	
	As at 31st December, 2004 HK$'000	As at 30th June, 2003 HK$'000	**As at 31st December, 2004 HK$'000**	As at 30th June, 2003 HK$'000
Within one year	**132,198**	9,346	—	—
In the second year	—	—	**14,854**	—
	132,198	9,346	**14,854**	—

24 Bank loans, overdrafts and other loan (Continued)

Notes:

(a) Included in bank loans and overdraft was a loan of a principal amount of US$15,000,000 (approximately HK$116,700,000) which was to be repaid by VHL in four equal half-yearly instalments of US$3,750,000 (approximately HK$29,175,000), due in March and September, 2005 and March and September, 2006 respectively.

Pursuant to the announcement of its results for the Eighteen-Month Period, the Company recognised breaches of certain financial covenants under the Agreement. Accordingly, the whole bank loan had been reclassified under current liabilities. The Company is in discussion with the Lenders as to whether the loan should be repaid prior to its term or if it could be refinanced. In any event and for the time being, the Company will, with the consensus of the Lenders, deposit an amount of US$11,250,000 (approximately HK$87,525,000) with the Agent pending the outcome of such discussions.

(b) The other loan is interest-bearing at 8% per annum and repayable in March, 2006.

25 Share capital

	Number of Shares	HK$'000
Authorised		
As at 30th June, 2002, 2003 and 31st December, 2004	**2,000,000,000**	200,000
Issued and fully paid		
As at 1st July, 2002	**607,984,000**	60,798
Issue of shares (Note)	**5,835,000**	584
As at 30th June, 2003 and 31st December, 2004	**613,819,000**	61,382

Note:

In February, 2003, the Company exercised the rights of conversion of a convertible bond in the aggregate principal amount of US$1,500,000 (approximately HK$11,670,000). The convertible bond was converted into 5,835,000 Shares, representing approximately 1% of the enlarged issued share capital of the Company.

25 Share capital (Continued)

Share options

Pursuant to a special general meeting of the Company held on 5th November, 2002, the share option scheme adopted by the Company on 10th February, 2000 was terminated and a new share option scheme was approved and adopted. Under the new share option scheme approved by the Members, the Directors may, at their discretion, invite full-time employees including executive Directors to take up options to subscribe for the Shares representing up to a maximum of 10% of the Shares in issue from time to time (excluding Shares issued on exercise of options under the share option scheme). A nominal consideration at HK$1 was paid by the employees for each lot of share options granted. Share options can be exercised immediately after the date of grant and before the expiry date.

Movements in the number of share options outstanding during the Eighteen-Month Period were as follows:

	Number of options	
	Eighteen-Month Period	Twelve months ended 30th June, 2003
At the beginning of the Eighteen-Month Period/year	**17,138,000**	19,092,000
Granted	**—**	17,138,000
Lapsed*	**(2,672,000)**	(1,914,000)
Cancelled	**—**	(17,178,000)
At the end of the Eighteen-Month Period/year	**14,466,000**	17,138,000

* Options lapsed by reason of the grantees ceasing to be full-time employees of the Group.

Share options outstanding as at 31st December, 2004 were granted on 30th June, 2003 and exercisable from 30th June, 2003 until 29th June, 2006 at HK$0.42 per Share.

No share options were cancelled during the Eighteen-Month Period.

26 Reserves

	Group							
	Share premium HK$'000	Capital redemption reserve HK$'000	Investment revaluation reserve HK$'000	Merger reserve HK$'000 (Note (a))	Exchange reserve HK$'000	Statutory reserve HK$'000 (Note (b))	Retained earnings/ (accumulated losses) HK$'000	Total HK$'000
As at 1st July, 2003	97,676	702	(4,158)	35,549	108	49	149,146	279,072
Surplus on revaluation of non-trading securities	–	–	5,516	–	–	–	–	5,516
Reserves transferred to profit and loss account upon disposal of non-trading securities	–	–	3,957	–	–	–	–	3,957
Exchange differences arising on translation of the accounts of foreign subsidiaries and associated companies	–	–	–	–	2,926	–	–	2,926
Loss attributable to Members	–	–	–	–	–	–	(173,625)	(173,625)
Twelve months ended 30th June, 2003 final dividend paid	–	–	–	–	–	–	(3,069)	(3,069)
Eighteen-Month Period interim dividend paid	–	–	–	–	–	–	(3,069)	(3,069)
Eighteen-Month Period special interim dividend paid	–	–	–	–	–	–	(377)	(377)
As at 31st December, 2004	97,676	702	5,315	35,549	3,034	49	(30,994)	111,331
Company and subsidiaries	97,676	702	5,315	35,549	3,034	49	(23,614)	118,711
Associated companies	–	–	–	–	–	–	(7,380)	(7,380)
As at 31st December, 2004	97,676	702	5,315	35,549	3,034	49	(30,994)	111,331

NOTES TO THE ACCOUNTS

26 Reserves (Continued)

	Group							
	Share premium HK$'000	Capital redemption reserve HK$'000	Investment revaluation reserve HK$'000	Merger reserve HK$'000 (note (a))	Exchange reserve HK$'000	Statutory reserve HK$'000 (note (b))	Retained earnings HK$'000	Total HK$'000
As at 1st July, 2002	86,590	702	(2,372)	35,549	(10)	–	147,779	268,238
Issue of Shares (Note 25)	11,086	–	–	–	–	–	–	11,086
Surplus on revaluation of non-trading securities	–	–	114	–	–	–	–	114
Reserves transferred to profit and loss account upon disposal of a non-trading security	–	–	(1,900)	–	–	–	–	(1,900)
Exchange differences arising on translation of the accounts of foreign subsidiaries and associated companies	–	–	–	–	118	–	–	118
Provision for Macao statutory reserve	–	–	–	–	–	49	(49)	–
Profit attributable to Members	–	–	–	–	–	–	10,594	10,594
Twelve months ended 30th June, 2002 final dividend paid	–	–	–	–	–	–	(3,040)	(3,040)
Twelve months ended 30th June, 2003 interim dividend paid	–	–	–	–	–	–	(6,138)	(6,138)
As at 30th June, 2003	97,676	702	(4,158)	35,549	108	49	149,146	279,072
Representing:								
Twelve months ended 30th June, 2003 final dividend proposed								3,069
Reserves as at 30th June, 2003								276,003
								279,072
Company and subsidiaries	97,676	702	(4,158)	35,549	108	49	155,014	284,940
Associated companies	–	–	–	–	–	–	(5,868)	(5,868)
As at 30th June, 2003	97,676	702	(4,158)	35,549	108	49	149,146	279,072

Notes:

(a) The merger reserve of the Group included the difference between the nominal value of the share capital of a subsidiary acquired and the nominal value of the Shares in exchange thereof and also an existing balance on the share premium account of a subsidiary.

(b) The Macao Commercial Code required a company incorporated in Macao to set aside a minimum of 25% of the profit after taxation to the statutory reserve each financial year until the balance of the reserve reached a level equivalent to 50% of the capital of the company. Statutory reserve represented amount set aside from the profit and loss account and was not distributable to Members.

26 Reserves (Continued)

	Company				
	Share premium HK$'000	Contributed surplus HK$'000 (Note (a))	Capital redemption reserve HK$'000	Retained earnings/ (accumulated losses) HK$'000	Total HK$'000
As at 1st July, 2003	97,676	73,718	702	16,202	188,298
Loss attributable to Members	—	—	—	(20,776)	(20,776)
Twelve months ended 30th June, 2003 final dividend paid	—	—	—	(3,069)	(3,069)
Eighteen-Month Period interim dividend paid	—	—	—	(3,069)	(3,069)
Eighteen-Month Period special interim dividend paid	—	—	—	(216)	(216)
As at 31st December, 2004	97,676	73,718	702	(10,928)	161,168

	Company				
	Share premium HK$'000	Contributed surplus HK$'000 (Note (a))	Capital redemption reserve HK$'000	Retained earnings HK$'000	Total HK$'000
As at 1st July, 2002	86,590	73,718	702	13,047	174,057
Issue of Shares (Note 25)	11,086	—	—	—	11,086
Profit attributable to Members	—	—	—	12,333	12,333
Twelve months ended 30th June, 2002 final dividend paid	—	—	—	(3,040)	(3,040)
Twelve months ended 30th June, 2003 interim dividend paid	—	—	—	(6,138)	(6,138)
As at 30th June, 2003	97,676	73,718	702	16,202	188,298
Representing:					
Twelve months ended 30th June, 2003 final dividend proposed					3,069
Reserves as at 30th June, 2003					185,229
					188,298

Notes:

(a) The contributed surplus represented the difference between the consolidated shareholders' funds of the subsidiaries and the nominal value of the Shares issued for the acquisition at the time of the group reorganisation. Under the Companies Act 1981 of Bermuda (as amended), contributed surplus was distributable to Members, subject to the condition that the Company could not declare or pay a dividend, or make a distribution out of contributed surplus if (i) it was, or would after the payment be, unable to pay its liabilities as they become due, or (ii) the realisable value of its assets would thereby be less than the aggregate of its liabilities and its issued share capital and share premium account.

(b) Distributable reserves of the Company at 31st December, 2004 amounted to HK$62,790,000 (30th June, 2003: HK$89,920,000).

27 Deferred taxation

Deferred tax assets were recognised for tax losses carried forward to the extent that realisation of the related tax benefit through the future taxable profits is probable. The Group had unrecognised tax losses as at 31st December, 2004 of HK$148,735,000 (30th June, 2003: HK$251,000) respectively to carry forward against future taxable income. These tax losses had not been accounted for due to uncertainty on future realisation. The tax losses would expire according to the prevailing tax laws and regulations in the jurisdictions in which the Group operated.

There was no other material unprovided deferred taxation as at 31st December, 2004.

28 Consolidated cash flow statement

(a) Reconciliation of operating (loss)/profit to cash outflow from operating activities

	Group	
	Eighteen-Month Period HK$'000	Twelve months ended 30th June, 2003 HK$'000
Operating (loss)/profit	**(175,169)**	16,653
Amortisation of goodwill	**5,506**	145
Amortisation of software licences	**1,833**	—
Depreciation	**8,041**	2,503
Dividend income	**(112)**	(650)
Exchange differences	**(4,196)**	116
Impairment of a non-trading security	**—**	1,328
Impairment of investment in an associated company	**2,235**	—
Impairment of a software licence	**9,900**	—
Interest income	**(3,124)**	(1,851)
Loss on disposal of fixed assets	**390**	8
Loss on disposal of non-trading securities	**2,690**	—
Provision for doubtful debts	**51,170**	—
Realised gain on disposal of a trading security	**(311)**	—
Realised gain on disposal of a non-trading security	**—**	(2,717)
Write-down of inventories to net realisable value	**49,646**	10,236
Operating (loss)/profit before working capital changes	**(51,501)**	25,771
Decrease/(increase) in inventories	**46,126**	(38,353)
(Increase)/decrease in trade and bills receivables and other receivables, deposits and prepayments	**(73,297)**	46,534
Increase/(decrease) in trade and bills payables	**21,684**	(51,548)
Increase/(decrease) in other payables and accruals	**28,197**	(19,557)
Cash outflow from operating activities	**(28,791)**	(37,153)

28 Consolidated cash flow statement (Continued)

(b) Purchase of subsidiaries

	Eighteen-Month Period HK$'000	Twelve months ended 30th June, 2003 HK$'000
Net assets acquired		
Intangible assets	**1,492**	—
Fixed assets	**5,641**	183
Interest in an associated company	**—**	9,283
Inventories	**3,791**	644
Trade and bills receivables	**8,298**	14
Other receivables, deposits and prepayments	**25,067**	228
Bank balances and cash	**5,648**	2,200
Trade and bills payables	**(44,574)**	(2,222)
Other payables and accruals	**(32,014)**	(121)
Taxation payable	**(17)**	(2)
Loan payable	**(13,321)**	—
Minority shareholders' interests	**(8,919)**	(4,083)
	(48,908)	6,124
Goodwill	**89,507**	1,447
Carrying value of interest in an associated company	**—**	(5,003)
	40,599	2,568
Satisfied by		
Cash	**40,599**	2,568

Analysis of the net (outflow)/inflow in respect of the purchase of subsidiaries:

	Eighteen-Month Period HK$'000	Twelve months ended 30th June, 2003 HK$'000
Cash consideration	**(36,854)**	(1,846)
Professional fee	**(3,738)**	—
Cash injected as capital	**(7)**	(722)
	(40,599)	(2,568)
Add: cash advanced in previous year	**8,227**	2,568
Add: bank balances and cash in hand acquired	**5,648**	2,200
Net cash (outflow)/inflow in respect of the purchase of subsidiaries	**(26,724)**	2,200

28 Consolidated cash flow statement (Continued)

(c) Major non-cash transactions

On 23rd December, 2003, MIL allotted and issued an aggregate of 360 shares of US$1 each, representing approximately 18% of the enlarged issued share capital of MIL issue, as consideration of HK$11,000,000 for purchase of a software licence.

29 Contingent liabilities

	Group		Company	
	As at 31st December, 2004 HK$'000	As at 30th June, 2003 HK$'000	**As at 31st December, 2004 HK$'000**	As at 30th June, 2003 HK$'000
Guarantees for bank loans and overdrafts of subsidiaries	**—**	—	**300,836**	350,840
Trade receivables discounted with full recourse	**—**	18,376	**—**	—
	—	18,376	**300,836**	350,840

Management anticipated that no material liabilities would arise from the above bank and other guarantees in the ordinary course of business.

30 Operating lease commitments

As at 31st December, 2004, the Group had future aggregate minimum lease payments under non-cancellable operating leases in respect of land and buildings as follows:

	Group			
	Land and buildings		Others	
	As at 31st December, 2004 HK$'000	As at 30th June, 2003 HK$'000	**As at 31st December, 2004 HK$'000**	As at 30th June, 2003 HK$'000
Not later than one year	**3,893**	1,592	**311**	—
Later than one year and not later than five years	**5,750**	1,536	**70**	—
Later than five years	**—**	7	**—**	—
	9,643	3,135	**381**	—

31 Future operating lease arrangements

As at 31st December, 2004, the Group had future aggregate minimum lease receipts under non-cancellable operating leases as follows:

	Group	
	As at 31st December, 2004 HK$'000	As at 30th June, 2003 HK$'000
Not later than one year	**2,319**	—
Later than one year and not later than five years	**2,626**	—
	4,945	—

32 Related party transactions

Significant related party transactions, which were carried out in the normal course of the business of the Group were as follows:

	Eighteen-Month Period HK$'000	Twelve months ended 30th June, 2003 HK$'000
Sale of goods to a related company (Note (a))	**26**	67
Purchase of goods from a related company (Note (a))	**(212)**	—
Rental charges payable to a Director (Note (b))	**(566)**	(678)
Software development fee payable to a company (Note (c))	**(480)**	—
Acquisition of an associated company from a Director (Note (d))	**(44)**	—
Management fee receivable from a related company (Note (e))	**1,478**	—
Rental charges payable to a related company (Note (f))	**(335)**	—
Management fee payable to a related company (Note (g))	**(278)**	—

Notes:

(a) Various subsidiaries bought and sold goods to a company owned by José Manuel dos Santos, a Director.

(b) (i) The Group was permitted to use its Macao office premises from a company owned by José Manuel dos Santos who waived the Group rental payment. The Group also was permitted to use another premise of José Manuel dos Santos, who waived the rental payment, as staff quarter commencing 1st September, 2003.

(ii) In addition, the Group also leased the Hong Kong warehouse and its Guangzhou office premises from José Manuel dos Santos at a monthly rental of HK$30,000 and approximately RMB28,000 (approximately HK$26,000) respectively.

32 Related party transactions (Continued)

(c) During the Eighteen-Month Period, software development fees had been paid to a company owned by Kuok Cheong Ian, a director of a subsidiary. There were no such transactions after the appointment of Kuok Cheong Ian as a director of a subsidiary since 16th December, 2003.

(d) The Group acquired 45% equity interest in an associated company, Source Tech Limited, from José Manual dos Santos for consideration of MOP45,000 (approximately HK$44,000).

(e) The Group provided management services to a company owned by a minority shareholder of a subsidiary.

(f) A subsidiary entered into a lease agreement with a company owned by a minority shareholder of a subsidiary to lease office space for a period of five years commencing 1st July, 2004 at a monthly rental of approximately €6,000 (approximately HK$56,000). The lease was entered into on normal commercial terms.

(g) A subsidiary received management services from a company owned by a director of various subsidiaries.

(h) As at 31st December, 2004, the Group had unsecured advances to the following associated company:

	As at 31st December, 2004 HK$'000	As at 30th June, 2003 HK$'000
VCTHL (Note)	**3,164**	3,164

Note:

The advance to VCTHL was unsecured, interest-free with no fixed terms of repayment. The other shareholder of VCTHL, a third party, had also advanced to VCTHL an amount exceeding the proportion of its share of equity interest in VCTHL. The advance to VCTHL had been fully provided.

The Directors were of the opinion that the transactions as described in notes (a), (b)(ii), (c), (e), (f) and (g) above had been entered into and carried out in the ordinary and usual course of business of the Group on an arm's length basis, on normal commercial terms, were fair and reasonable and in the interest of the Members as a whole.

The Directors were of the opinion that the transactions as described in notes (b)(i) and (d) above were on terms better than normal commercial terms to the Group and were fair and reasonable and in the interest of so far as the Members as a whole.

33 Approval of accounts

The accounts were approved by the Board on 14th April, 2005.

For the Eighteen-Month Period

	Eighteen-Month Period HK$'000	Twelve months ended 30th June,			
		2003 HK$'000	2002 HK$'000	2001 HK$'000 (restated)	2000 HK$'000 (restated)
Turnover	**589,883**	388,794	601,108	546,915	482,267
(Loss)/profit attributable to Members	**(173,625)**	10,594	56,992	54,136	78,185
Total assets	**585,170**	491,822	552,275	548,449	459,699
Total liabilities	**412,457**	151,368	223,239	255,638	215,040
Net assets	**172,713**	340,454	329,036	292,811	244,659

The turnover, (loss)/profit attributable to Members, total assets and total liabilities of the Group for the twelve months ended 30th June, 2000 had been prepared on the basis of merger accounting as if the Group structure, at the time when the Group reorganisation in February, 2000 was completed, had been in existence throughout the accounting periods presented.

DEFINITIONS

In this annual report (excluding the "Auditors' Report to the shareholders of the Company"), unless the context otherwise requires, the following expressions shall have the following meanings:

"Agent"	Standard Chartered Bank (Hong Kong) Limited
"Agreement"	the loan facility agreement effective on 26th September, 2003 entered into between VHL and the Lenders referring to the US$15,000,000 (approximately HK$116,700,000) term loan facility
"Associated Corporation(s)"	corporation(s): (a) which are subsidiaries or holding companies of the Company or subsidiaries of the holding company of the Company; or (b) (not being subsidiaries of the Company) in which the Company has an interest in the shares of a class comprised in its share capital exceeding in nominal value one-fifth of the nominal value of the issued share of that class
"Audit Committee"	the audit committee of the Company
"Board"	the board of the Directors
"BVI"	the British Virgin Islands
"Bye-laws"	the existing bye-laws of the Company
"CAOCL"	Communications Appliances Ou Chung Limited, details of which can be referred to in note 15 to the accounts
"CHASL"	Compañia Hispanoholandesa de Audiotex, S.L., details of which can be referred to note 15 to the accounts
"Chief Executive"	a person who either alone or together with one or more other persons is or will be responsible under the immediate authority of the Board for the conduct of the business of the Company
"Company"	Vodatel Networks Holdings Limited
"Controlling Shareholder"	any person who is or group of persons who are together entitled to exercise or control the exercise of 30% (or such other amount as may from time to time be specified in the Code on Takeovers and Mergers approved by the Securities and Futures Commission, established under section 3 of the Securities and Futures Commission Ordinance (Cap. 24 of the Laws of Hong Kong) and continuing in existence under section 3 of the SFO, as amended from time to time, as being the level for triggering a mandatory general offer) or more of the voting power at general meetings of the Company or who is or are in a position to control the composition of a majority of the Board
"CPPCC"	Chinese People's Political Consultative Conference

"Director(s)"	the director(s) of the Company
"DM"	Deutsche Mark, the lawful currency of Germany before the introduction of €
"Eighteen-Month Period"	the eighteen months ended 31st December, 2004
"ERL"	Eve Resources Limited, a company incorporated in BVI with limited liability
"Exchange"	The Stock Exchange of Hong Kong Limited, a company incorporated in Hong Kong with limited liability
"Finland"	The Republic of Finland
"Gazetted Newspapers"	those newspapers which are, from time to time, specified in the list of newspapers issued and published in the Gazette for the purposes of section 71A of the Companies Ordinance (Cap. 32 of the Laws of Hong Kong) as amended from time to time by the Chief Secretary of the Government of Hong Kong
"GEM"	the Growth Enterprise Market operated by the Exchange
"GEM Listing Rules"	the Rules Governing the Listing of Securities on GEM, made by the Exchange from time to time
"GEM Website"	the internet website operated by the Exchange for the purposes of GEM
"Germany"	The Federal Republic of Germany
"GLGTCT"	Guangzhou LG TOPS Communication Technologies Co. Ltd., details of which can be referred to note 16 to the accounts
"Group" or "Vodatel"	the Company and its subsidiaries
"GTVD"	Guangzhou Thinker Vodatel Development Company Limited, details of which can be referred to note 15 to the accounts
"Guarantee"	the deed of guarantee and indemnity executed by the Company in favour of the Lenders on 26th September, 2003 in respect of the obligations of VHL under the Agreement
"GVDL"	廣州市愛達利發展有限公司, details of which can be referred to in note 15 to the accounts
"GZIC"	廣州市圖文資訊有限公司, details of which can be referred to in note 15 to the accounts
"HK cents"	Hong Kong cents, where 100 HK cents equal HK$1
"HK$"	Hong Kong Dollar, the lawful currency of Hong Kong
"HKFRS"	financial reporting standards approved by the Council of the HKICPA, and includes all SSAP and interpretations of HKFRS approved by the HKICPA from time to time

DEFINITIONS

"HKICPA"	the Hong Kong Institute of Certified Public Accountants, established under the Professional Accountants Ordinance (Cap. 50 of the Laws of Hong Kong)
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC (not applicable to the Hong Kong Institute of Certified Public Accountants, Standard Chartered Bank (Hong Kong) Limited, The Stock Exchange of Hong Kong Limited, MegaInfo (Hong Kong) Limited, Tidestone Science and Technology (Hong Kong) Company Limited and Vodatel Hong Kong Limited)
"IVR"	interactive voice response
"Lenders"	Banco Comercial de Macau S.A., CITIC Ka Wah Bank Limited, Industrial and Commercial Bank of China (Asia) Limited, HSH Nordbank AG, Hong Kong Branch and the Agent
"LRL"	Lois Resources Limited, a company incorporated in BVI with limited liability
"Macao"	the Macao Special Administrative Region of the PRC (not applicable to the Macao Chamber of Commerce, the Association of Economic Science of Macao, the Macao Junior Chamber of Commerce, Vodatel Macao Holdings Limited and Vodatel Systems Inc. - Macao Commercial Offshore)
"Main Board"	the stock market operated by the Exchange prior to the establishment of GEM (excluding the options market) and which stock market continues to be operated by the Exchange in parallel with GEM. For the avoidance of doubt, the Main Board excludes GEM
"Mainland China"	the PRC, other than the regions of Hong Kong, Macao and Taiwan
"Member(s)"	duly registered holder(s) from time to time of the Shares
"MFO"	Mediatel Finland Oy, details of which can be referred to note 15 to the accounts
"MIHL"	MegaInfo Holdings Limited, where Shares of MIHL are listed on GEM and details of which can be referred to in note 15 to the accounts
"MIL"	MegaInfo Limited, details of which can be referred to note 15 to the accounts
"MOP"	Patacas, the lawful currency of Macao
"NUPT"	Nanjing University of Posts and Telecommunications
"OSS"	Operation Support System
"PEML"	Power Express (Macau) Limited, details of which can be referred to note 15 to the accounts
"PERDL"	PE Research and Development Limited, details of which can be referred to note 15 to the accounts
"PRC"	The People's Republic of China

"RMB"	Renminbi, the lawful currency of Mainland China
"Santos' Family Trust"	the existing trust whereby the family members of José Manuel dos Santos are the discretionary objects and which assets include a controlling stake of 47.80% of the issued share capital of the Company
"SFO"	the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) as amended from time to time
"SGMBH"	SuperCom GmbH, details of which can be referred to note 15 to the accounts
"Shares of MIHL"	share(s) of HK$0.01 each in the capital of MIHL
"Share(s)"	share(s) of HK$0.10 each in the capital of the Company
"SMS"	short message services
"Spain"	The Kingdom of Spain
"SSAP"	Statement of Standard Accounting Practice
"STASA"	Servicios Telefónicos de Audiotex SA, details of which can be referred to note 15 to the accounts
"Substantial Shareholder"	in relation to a company means a person who is entitled to exercise, or control the exercise of, 10% or more of the voting power at any general meeting of the Company
"TCM"	Teleconcept-Multimedia N.V., details of which can be referred to in note 15 to the accounts
"The Netherlands"	The Kingdom of the Netherlands
"TIESL"	Telefonía Inteligente Española, S.L., details of which can be referred to note 15 to the accounts
"TMBV"	TeleConcept Multimedia B.V., details of which can be referred to note 15 to the accounts
"TMPO"	Tel-More Productions Oy, details of which can be referred to note 15 to the accounts
"TSTSH"	泰思通軟件(上海)有限公司, details of which can be referred to note 15 to the accounts
"UK"	The United Kingdom of Great Britain and Northern Ireland
"UM"	University of Macau
"US$"	United States Dollar, the lawful currency of the USA
"USA"	The United States of America

DEFINITIONS

"VCTHL"	Vodatel Crossland Technology Holdings Limited, details of which can be referred to note 16 to the accounts
"VFO"	Voxtel Finland Oy, details of which can be referred to note 15 to the accounts
"VHL"	Vodatel Holdings Limited, details of which can be referred to in note 15 to the accounts
"Zetronic"	Zetronic Communications (Macau) Limited, a company incorporated in Macao with limited liability
"ZMSD"	珠海萬佳達軟件開發有限公司, details of which can be referred to in note 15 to the accounts
"€"	Euro, the lawful currency of the European Union

「VCTHL」	指	Vodatel Crossland Technology Holdings Limited，有關詳情請參閱賬目附註16
「芬蘭公司」	指	Voxtel Finland Oy，有關詳情請參閱賬目附註15
「愛達利控股」	指	Vodatel Holdings Limited，有關詳情請參閱賬目附註15
「捷朗菱」	指	捷朗菱電訊有限公司，於澳門註冊成立的有限公司
「珠海萬佳達」	指	珠海萬佳達軟件開發有限公司，有關詳情請參閱賬目附註15
「歐元」	指	歐洲聯盟法定貨幣歐元

釋義

「人民幣」	指	中國內地法定貨幣人民幣
「Santos家族信託」	指	José Manuel dos Santos的家族成員為信託受益人的現有信託，其資產包括本公司已發行股本47.80%的控股股權
「《證券及期貨條例》」	指	香港法例第五百七十一章《證券及期貨條例》(經不時修訂)
「德國公司」	指	SuperCom GmbH，有關詳情請參閱賬目附註15
「萬佳訊股份」	指	萬佳訊股本中每股面值0.01港元的股份
「股份」	指	本公司股本中每股面值0.10港元的股份
「西班牙」	指	西班牙王國
「西班牙公司」	指	Servicios Telefónicos de Audiotex SA，有關詳情請參閱賬目附註15
「主要股東」	指	就公司而言，指有權於本公司任何股東大會上行使或控制行使10%或以上投票權的人士
「歐洲公司」	指	Teleconcept-Multimedia N.V.，有關詳情請參閱賬目附註15
「荷蘭」	指	荷蘭王國
「西班牙第二子公司」	指	Telefonía Inteligente Española, S.L.，有關詳情請參閱賬目附註15
「荷蘭公司」	指	TeleConcept Multimedia B.V.，有關詳情請參閱賬目附註15
「芬蘭第二子公司」	指	Tel-More Productions Oy，有關詳情請參閱賬目附註15
「泰思通」	指	泰思通軟件(上海)有限公司，有關詳情請參閱賬目附註15
「英國」	指	大不列顛及北愛爾蘭聯合王國
「澳大」	指	澳門大學
「美元」	指	美國法定貨幣美元
「美國」	指	美利堅合眾國

「香港會計師公會」	指	香港會計師公會，根據香港法例第五十章《專業會計師條例》成立
「香港」	指	中國香港特別行政區（不適用於香港會計師公會、渣打銀行（香港）有限公司、香港聯合交易所有限公司、萬佳訊（香港）有限公司、泰思通科技（香港）有限公司）、愛達利香港有限公司及愛達利網絡（香港）有限公司）
「貸款人」	指	澳門商業銀行、中信嘉華銀行有限公司、中國工商銀行（亞洲）有限公司、德國北方銀行香港分行及代理行
「LRL」	指	Lois Resources Limited，於英屬處女群島註冊成立的有限公司
「澳門」	指	中國澳門特別行政區（不適用於澳門商業銀行、澳門大學、澳門管理專業協會、亞洲（澳門）國際公開大學、澳門電訊有限公司、逸強（澳門）有限公司及愛達利電訊有限公司一澳門離岸商業服務）
「主板」	指	早於創業板建立之前已由聯交所營運並與創業板一同由聯交所營運的股票市場（不包括期權市場）。為釋疑起見，主板不包括創業板
「中國內地」	指	中國（香港、澳門和台灣地區除外）
「股東」	指	股份不時的正式登記持有人
「芬蘭第一子公司」	指	Mediatel Finland Oy，有關詳情請參閱賬目附註15
「萬佳訊」	指	MegaInfo Holdings Limited（萬佳訊控股有限公司*），其股份於創業板上市，有關詳情請參閱賬目附註15
「萬佳訊子公司」	指	MegaInfo Limited，有關詳情請參閱賬目附註15
「澳門元」	指	澳門法定貨幣澳門元
「南郵院」	指	南京郵電學院
「逸強」	指	逸強（澳門）有限公司，有關詳情請參閱賬目附註15
「科研」	指	PE科研發展有限公司，有關詳情請參閱賬目附註15
「中國」	指	中華人民共和國（不適用於中國工商銀行（亞洲）有限公司、阿爾卡特中國投資有限公司及愛達利中國投資有限公司）

* 僅供識別

釋義

「董事」	指	本公司的董事
「馬克」	指	馬克，引入歐元前德國的法定貨幣
「十八個月期間」	指	截至二○○四年十二月三十一日止十八個月
「ERL」	指	Eve Resources Limited，於英屬處女群島註冊成立的有限公司
「聯交所」	指	香港聯合交易所有限公司，於香港註冊成立的有限公司
「芬蘭」	指	芬蘭共和國
「憲報指定報章」	指	香港政府政務司司長就香港法例第三十二章《公司條例》(經不時修訂)第七十一A條而發佈及刊登於憲報的報章名單不時指明的報章
「創業板」	指	由聯交所營運的創業板市場
「《創業板上市規則》」	指	聯交所不時制訂的創業板證券上市規則
「創業板網頁」	指	聯交所為創業板設立的互聯網網頁
「德國」	指	德意志聯邦共和國
「拓普仕」	指	廣州LG拓普仕通信科技有限公司，有關詳情請參閱賬目附註16
「本集團」或「愛達利」	指	本公司及其附屬公司
「新科愛達利」	指	廣州新科愛達利電訊技術有限公司，有關詳情請參閱賬目附註15
「擔保」	指	本公司於二○○三年九月二十六日就愛達利控股根據協議的債務以貸款人為受益人而簽署的擔保及彌償保證契據
「廣州愛達利」	指	廣州市愛達利發展有限公司，有關詳情請參閱賬目附註15
「圖文資訊」	指	廣州市圖文資訊有限公司，有關詳情請參閱賬目附註15
「港仙」	指	港仙，100港仙等於1港元
「港元」	指	香港法定貨幣港元
「《香港財務滙報準則》」	指	由香港會計師公會理事會通過的一套財務滙報準則，包括香港會計師公會不時通過的所有《會計實務準則》及《香港財務滙報準則》的釋義

於本年度報告內(不包括「致本公司股東的核數師報告」),除非文義另有指明,否則下列詞彙具備以下涵義:

「代理行」	指	渣打銀行(香港)有限公司
「協議」	指	愛達利控股與貸款人就一項達15,000,000美元(約116,700,000港元)的定期貸款融資所訂立並於二〇〇三年九月二十六日起生效的貸款融資協議
「相聯法團」	指	(甲)身為本公司附屬公司或控股公司的法團或為本公司控股公司的附屬公司的法團;或 (乙)本公司於其股本內某類股份中擁有的權益超過該類已發行股份面值五份之一的法團,惟非本公司附屬公司
「審核委員會」	指	本公司的審核委員會
「公司細則」	指	本公司的現有公司細則
「澳門澳中」	指	澳中通訊設備有限公司,有關詳情請參閱賬目附註15
「西班牙第一子公司」	指	Compañia Hispanoholandesa de Audiotex, S.L.,有關詳情請參閱賬目附註15
「行政總裁」	指	獲董事會直接授權,單獨或夥拍其他一位或多位人士負責或將負責本公司業務經營的人士
「本公司」	指	Vodatel Networks Holdings Limited(愛達利網絡控股有限公司*)
「控股股東」	指	任何有權於本公司股東大會上行使或控制行使30%(或根據香港法例第二十四章《證券及期貨事務監察委員會條例》第三條成立的證券及期貨事務監察委員會所批准《公司收購及合併守則》不時規定的有關數額,並根據《證券及期貨條例》(經不時修訂)第三條繼續存在而引致須提出強制性全面收購建議)或以上投票權或有權控制董事會大多數成員組成的人士或多位人士
「政協」	指	中國人民政治協商會議

* 僅供識別

財務概要

十八個月期間

	十八個月期間 千港元	截至六月三十日止十二個月 二〇〇三年 千港元	二〇〇二年 千港元	二〇〇一年 千港元 (重列)	二〇〇〇年 千港元 (重列)
營業額	**589,883**	388,794	601,108	546,915	482,267
股東應佔(虧損)/溢利	**(173,625)**	10,594	56,992	54,136	78,185
總資產	**585,170**	491,822	552,275	548,449	459,699
總負債	**412,457**	151,368	223,239	255,638	215,040
資產淨值	**172,713**	340,454	329,036	292,811	244,659

本集團截至二〇〇〇年六月三十日止十二個月的營業額、股東應佔(虧損)/溢利、總資產及總負債，乃根據本集團的集團重組於二〇〇〇年二月完成時，於整個呈報會計期間一直存在的合併會計基準編製。

32 關連人士交易(續)

(丙) 於十八個月期間,本集團向一間附屬公司的董事郭昌仁擁有的公司支付軟件開發費用。自二〇〇三年十二月十六日郭昌仁獲委任為該附屬公司董事後,並無進行此等交易。

(丁) 本集團以代價45,000澳門元(約44,000港元)向José Manuel dos Santos收購聯營公司Source Tech有限公司的45%股本權益。

(戊) 本集團向一間附屬公司少數股東擁有的公司提供管理服務。

(己) 一間附屬公司與另一間附屬公司少數股東擁有的公司訂立租賃協議以租賃辦公室,租期自二〇〇四年七月一日起計,為期五年,月租為約6,000歐元(約56,000港元)。該租約乃按一般商業條款訂立。

(庚) 一間附屬公司獲多間附屬公司一名董事擁有的公司提供管理服務。

(申) 於二〇〇四年十二月三十一日,本集團向下列聯營公司給予無抵押墊款:

	於二〇〇四年十二月三十一日 千港元	於二〇〇三年六月三十日 千港元
VCTHL(附註)	**3,164**	3,164

附註:

給予VCTHL的墊款乃無抵押、免息及並無固定還款期。VCTHL其他股東(第三者)亦按其大於VCTHL的股本權益比例給予VCTHL墊款。給予VCTHL的墊款已全數作出撥備。

董事認為,上文附註(甲)、(乙)(二)、(丙)、(戊)、(己)及(庚)所述的交易乃在本集團一般及日常業務過程中按正常商業條款公平磋商後訂立及進行,屬公平與合理及符合股東的整體利益。

董事認為,上文附註(乙)(一)及(丁)所述的交易乃按優於本集團所獲一般商業條款的條款訂立,屬公平與合理及符合股東的整體利益。

33 賬目批准

該等賬目在二〇〇五年四月十四日由董事會批准。

31 未來經營租約安排

於二〇〇四年十二月三十一日，本集團根據不可取消經營租約的未來最少應收租約款額如下：

	本集團	
	於二〇〇四年十二月三十一日 千港元	於二〇〇三年六月三十日 千港元
一年內	**2,319**	—
一年後但五年內	**2,626**	—
	4,945	—

32 關連人士交易

按本集團日常業務進行的重大關連人士交易如下：

	十八個月期間 千港元	截至二〇〇三年六月三十日止十二個月 千港元
向關連公司銷售貨品(附註(甲))	**26**	67
向關連公司購買貨品(附註(甲))	**(212)**	—
應付董事的租金費用(附註(乙))	**(566)**	(678)
應付一間公司的軟件開發費用(附註(丙))	**(480)**	—
向董事收購聯營公司(附註(丁))	**(44)**	—
應收關連公司的管理費(附註(戊))	**1,478**	—
應付關連公司的租金費用(附註(己))	**(335)**	—
應付關連公司的管理費(附註(庚))	**(278)**	—

附註：

(甲) 多間附屬公司與董事José Manuel dos Santos擁有的公司買賣貨品。

(乙) (一) 本集團獲José Manuel dos Santos所擁有公司批准使用其澳門辦公室單位，而José Manuel dos Santos已豁免向本集團收取租金款項。本集團亦獲許可自二〇〇三年九月一日起使用José Manuel dos Santos的另一個單位作為員工宿舍，同樣獲豁免繳付租金款項。

(二) 此外，本集團亦向José Manuel dos Santos租賃香港倉庫及其廣州辦公室單位，月租分別為30,000港元及約人民幣28,000元(約26,000港元)。

28 綜合現金流量表(續)

(丙)主要非現金交易

於二〇〇三年十二月二十三日，萬佳訊子公司配發及發行合共360股每股面值1美元的股份(相當於萬佳訊子公司經擴大已發行股本約18%)，作為購買軟件特許權的代價11,000,000港元。

29 或然負債

	本集團		本公司	
	於二〇〇四年十二月三十一日 千港元	於二〇〇三年六月三十日 千港元	**於二〇〇四年十二月三十一日 千港元**	於二〇〇三年六月三十日 千港元
附屬公司銀行貸款及透支的擔保	**—**	—	**300,836**	350,840
就全面追索權作出貼現的應收貿易賬款	**—**	18,376	**—**	—
	—	18,376	**300,836**	350,840

管理層預測，上述銀行及於日常業務過程中產生的其他擔保將不會產生重大負債。

30 經營租約承擔

於二〇〇四年十二月三十一日，本集團就土地及樓宇的不可取消經營租約的未來最少應付租約款額如下：

	本集團			
	土地及樓宇		其他	
	於二〇〇四年十二月三十一日 千港元	於二〇〇三年六月三十日 千港元	**於二〇〇四年十二月三十一日 千港元**	於二〇〇三年六月三十日 千港元
一年內	**3,893**	1,592	**311**	—
一年後至五年內	**5,750**	1,536	**70**	—
五年後	**—**	7	**—**	—
	9,643	3,135	**381**	—

28 綜合現金流量表(續)

(乙)購買附屬公司

	十八個月期間 千港元	截至二〇〇三年六月三十日止十二個月 千港元
收購資產淨額		
無形資產	**1,492**	—
固定資產	**5,641**	183
於聯營公司的權益	**—**	9,283
存貨	**3,791**	644
應收貿易賬項及票據	**8,298**	14
其他應收款項、按金及預付款項	**25,067**	228
銀行結餘及現金	**5,648**	2,200
應付貿易賬項及票據	**(44,574)**	(2,222)
其他應付款項及應計費用	**(32,014)**	(121)
應付税項	**(17)**	(2)
應付貸款	**(13,321)**	—
少數股東權益	**(8,919)**	(4,083)
	(48,908)	6,124
商譽	**89,507**	1,447
聯營公司的權益的賬面值	**—**	(5,003)
	40,599	2,568
以現金支付	**40,599**	2,568

購買附屬公司的(流出)/流入淨額分析：

	十八個月期間 千港元	截至二〇〇三年六月三十日止十二個月 千港元
現金代價	**(36,854)**	(1,846)
專業費用	**(3,738)**	—
注入作資本的現金	**(7)**	(722)
	(40,599)	(2,568)
加：去年墊支的現金	**8,227**	2,568
加：已收購銀行結餘及手頭現金	**5,648**	2,200
購買附屬公司現金(流出)/流入淨額	**(26,724)**	2,200

27 遞延稅項

倘若有關稅項利益有可能透過日後應課稅溢利變現，則結轉的稅項虧損將確認為遞延稅項資產。本集團於二〇〇四年十二月三十一日的未確認稅項虧損為148,735,000港元(二〇〇三年六月三十日：251,000港元)，可結轉以抵銷日後應課稅收入。由於有關稅項利益日後能否變現仍屬未知之數，故並無將該等稅項虧損入賬。稅項虧損將根據本集團經營業務司法權區的現行稅務法例及規例屆滿。

於二〇〇四年十二月三十一日，並無其他重大未撥備遞延稅項。

28 綜合現金流量表

(甲)經營(虧損)／溢利與來自經營業務的現金流出對賬

	本集團	
	十八個月期間 千港元	截至二〇〇三年六月三十日止十二個月 千港元
經營(虧損)／溢利	**(175,169)**	16,653
商譽攤銷	**5,506**	145
軟件特許權攤銷	**1,833**	—
折舊	**8,041**	2,503
股息收入	**(112)**	(650)
折算賬目產生的差額	**(4,196)**	116
非買賣證券減值虧損	**—**	1,328
於一家聯營公司的投資減值	**2,235**	—
軟件特許權減值	**9,900**	—
利息收入	**(3,124)**	(1,851)
出售固定資產虧損	**390**	8
出售非買賣證券虧損	**2,690**	—
呆賬撥備	**51,170**	—
出售買賣證券的已變現收益	**(311)**	—
出售非買賣證券的已變現收益	**—**	(2,717)
撇減存貨至可變現淨值	**49,646**	10,236
未計營運資金變動的經營(虧損)／溢利	**(51,501)**	25,771
存貨減少／(增加)	**46,126**	(38,353)
應收貿易賬項及票據及其他應收款項、按金及預付款項(增加)／減少	**(73,297)**	46,534
應付貿易賬項及票據增加／(減少)	**21,684**	(51,548)
其它應付款項及應計費用增加／(減少)	**28,197**	(19,557)
經營業務的現金流出	**(28,791)**	(37,153)

26 儲備(續)

	本公司				
	股份溢價 千港元	繳入盈餘 千港元 (附註(甲))	資本贖回儲備 千港元	保留盈利／(累計虧損) 千港元	合共 千港元
於二〇〇三年七月一日	97,676	73,718	702	16,202	188,298
股東應佔虧損	—	—	—	(20,776)	(20,776)
截至二〇〇三年六月三十日止十二個月已付末期股息	—	—	—	(3,069)	(3,069)
十八個月期間已付中期股息	—	—	—	(3,069)	(3,069)
十八個月期間已付特別中期股息	—	—	—	(216)	(216)
於二〇〇四年十二月三十一日	97,676	73,718	702	(10,928)	161,168

	本公司				
	股份溢價 千港元	繳入盈餘 千港元 (附註(甲))	資本贖回儲備 千港元	保留盈利 千港元	合共 千港元
於二〇〇二年七月一日	86,590	73,718	702	13,047	174,057
發行股份(附註25)	11,086	—	—	—	11,086
股東應佔溢利	—	—	—	12,333	12,333
截至二〇〇二年六月三十日止十二個月已付末期股息	—	—	—	(3,040)	(3,040)
截至二〇〇三年六月三十日止十二個月已付中期股息	—	—	—	(6,138)	(6,138)
於二〇〇三年六月三十日	97,676	73,718	702	16,202	188,298
代表：					
截至二〇〇三年六月三十日止十二個月建議末期股息					3,069
於二〇〇三年六月三十日的儲備					185,229
					188,298

附註：

(甲) 繳入盈餘指於集團重組時附屬公司的綜合股東資金與已發行股份面值之間的差額。根據百慕大一九八一年公司法(經修訂)，繳入盈餘可分派予股東，但須受以下條件所規限：倘(一)本公司無法或在支付以下款項後無法償還其到期的負債，或(二)本公司在支付以下款項後，其可變現的資產值為少於其負債、已發行股本與股份溢價的總額，則本公司不可宣派或支付股息或從繳入盈餘中作出任何分派。

(乙) 於二〇〇四年十二月三十一日，本公司可供分派的儲備為62,790,000港元(二〇〇三年六月三十日：89,920,000港元)。

26 儲備(續)

	本集團							
	股份溢價 千港元	資本贖回儲備 千港元	投資重估儲備 千港元	合併儲備 千港元 (附註(甲))	外滙儲備 千港元	法定儲備 千港元 (附註(乙))	保留盈利 千港元	合共 千港元
於二〇〇二年七月一日	86,590	702	(2,372)	35,549	(10)	—	147,779	268,238
發行股份(附註25)	11,086	—	—	—	—	—	—	11,086
重估非買賣證券盈餘	—	—	114	—	—	—	—	114
出售非買賣證券後撥往損益表的儲備	—	—	(1,900)	—	—	—	—	(1,900)
海外附屬公司及一間聯營公司折算賬目產生的差額	—	—	—	—	118	—	—	118
澳門法定儲備撥備	—	—	—	—	—	49	(49)	—
股東應佔溢利	—	—	—	—	—	—	10,594	10,594
截至二〇〇二年六月三十日止十二個月已付末期股息	—	—	—	—	—	—	(3,040)	(3,040)
截至二〇〇三年六月三十日止十二個月已付中期股息	—	—	—	—	—	—	(6,138)	(6,138)
於二〇〇三年六月三十日	97,676	702	(4,158)	35,549	108	49	149,146	279,072
代表:								
建議截至二〇〇三年六月三十日止十二個月末期股息								3,069
於二〇〇三年六月三十日的儲備								276,003
								279,072
公司及附屬公司	97,676	702	(4,158)	35,549	108	49	155,014	284,940
聯營公司	—	—	—	—	—	—	(5,868)	(5,868)
於二〇〇三年六月三十日	97,676	702	(4,158)	35,549	108	49	149,146	279,072

附註:

(甲) 本集團的合併儲備,包括所收購附屬公司的股份面值與交換股份的面值之間的差額,及附屬公司股份溢價賬的任何現有結餘。

(乙) 澳門《商法典》規定在澳門註冊的公司須將各財政年度的除稅後溢利最少25%撥入法定儲備,直至儲備的結餘達到相當於公司資本50%的水平。法定儲備指從損益表撥出的款項,及並無可供分派予股東。

26 儲備

	本集團							
	股份溢價 千港元	資本贖回儲備 千港元	投資重估儲備 千港元	合併儲備 千港元 (附註(甲))	外匯儲備 千港元	法定儲備 千港元 (附註(乙))	保留盈利／(累計虧損) 千港元	合共 千港元
於二〇〇三年七月一日	97,676	702	(4,158)	35,549	108	49	149,146	279,072
重估非買賣證券盈餘	–	–	5,516	–	–	–	–	5,516
出售非買賣證券後撥往損益表的儲備	–	–	3,957	–	–	–	–	3,957
海外附屬公司及一間聯營公司折算賬目產生的差額	–	–	–	–	2,926	–	–	2,926
股東應佔虧損	–	–	–	–	–	–	(173,625)	(173,625)
截至二〇〇三年六月三十日止十二個月已付末期股息	–	–	–	–	–	–	(3,069)	(3,069)
十八個月期間已付中期股息	–	–	–	–	–	–	(3,069)	(3,069)
十八個月期間已付特別中期股息	–	–	–	–	–	–	(377)	(377)
於二〇〇四年十二月三十一日	97,676	702	5,315	35,549	3,034	49	(30,994)	111,331
公司及附屬公司	97,676	702	5,315	35,549	3,034	49	(23,614)	118,711
聯營公司	–	–	–	–	–	–	(7,380)	(7,380)
於二〇〇四年十二月三十一日	97,676	702	5,315	35,549	3,034	49	(30,994)	111,331

25 股本(續)

購股權

根據於本公司在二〇〇二年十一月五日舉行的股東特別大會，本公司於二〇〇〇年二月十日採納的購股權計劃被終止，並批准及採納新購股權計劃。根據股東批准的新購股權計劃，董事可酌情邀請全職僱員(包括執行董事)接納購股權，以認購最多佔不時已發行股份(購股權計劃項下購股權獲行使而發行的股份除外)10%的股份。僱員已就獲授的每手購股權支付1港元的象徵式代價。購股權可於緊隨授出日期起至屆滿日期前期間行使。

於十八個月期間內，尚未行使購股權的數目變動如下：

	購股權數目	
	十八個月期間	截至二〇〇三年六月三十日止十二個月
於十八個月期間期初／年初	**17,138,000**	19,092,000
已授出	**—**	17,138,000
已失效*	**(2,672,000)**	(1,914,000)
已註銷	**—**	(17,178,000)
於十八個月期間期終／年終	**14,466,000**	17,138,000

* 因承授人不再為本集團的全職僱員而失效的購股權。

於二〇〇四年十二月三十一日尚未行使的購股權乃於二〇〇三年六月三十日授出，並可於二〇〇三年六月三十日起至二〇〇六年六月二十九日止期間以每股股份0.42港元的價格予以行使。

於十八個月期間內，並無註銷任何購股權。

24 銀行貸款、透支及其他貸款(續)

附註：

(甲)銀行貸款及透支中包括本金額為15,000,000美元(約116,700,000港元)的貸款，該筆貸款將由愛達利控股分四期以每期3,750,000美元(約29,175,000港元)每半年支付一期的方式償還，分別於二〇〇五年三月及九月以及二〇〇六年三月及九月到期。

根據其十八個月期間的業績公佈，本公司確認協議項下的若干財務契諾已遭違反。因此，整筆銀行貸款已重新歸類為流動負債。本公司正與貸款人商討是否於到期前償還貸款，又或能否為貸款再次安排融資。無論如何且在目前情況下，本公司於等待有關商討結果之際，(與貸款人達成共識)，向代理行存入為數11,250,000美元(約87,525,000港元)的款項。

(乙)其他貸款按年利率8%計息，並須於二〇〇六年三月償還。

25 股本

	股份數目	千港元
法定		
於二〇〇二年，二〇〇三年六月三十日及二〇〇四年十二月三十一日	**2,000,000,000**	200,000
已發行及繳足		
於二〇〇二年七月一日	**607,984,000**	60,798
發行股份(附註)	**5,835,000**	584
於二〇〇三年六月三十日及二〇〇四年十二月三十一日	**613,819,000**	61,382

附註：

於二〇〇三年二月，本公司行使換股權，本金額合共1,500,000美元(約11,670,000港元)的可換股債券轉換為5,835,000股股份，相當於本公司經擴大的已發行股本約1%。

23 可換股債券

	於二〇〇四年十二月三十一日 千港元	於二〇〇三年六月三十日 千港元
可換股債券	—	9,725
減：在一年內償還或換股之款額	—	(9,725)
	—	—

於二〇〇四年四月十四日，本公司以現金贖回本金總額為1,250,000美元(約9,725,000港元)的可換股債券。

24 銀行貸款、透支及其他貸款

	本集團	
	於二〇〇四年十二月三十一日 千港元	於二〇〇三年六月三十日 千港元
銀行貸款及透支，無抵押(附註(甲))	**132,198**	9,346
其他貸款，無抵押(附註(乙))	**14,854**	—
	147,052	9,346

於二〇〇四年十二月三十一日，本集團的銀行貸款、透支及其他貸款須於下列期間償還：

	銀行貸款及透支		其他貸款	
	於二〇〇四年十二月三十一日 千港元	於二〇〇三年六月三十日 千港元	於二〇〇四年十二月三十一日 千港元	於二〇〇三年六月三十日 千港元
一年內	**132,198**	9,346	—	—
第二年	—	—	**14,854**	—
	132,198	9,346	**14,854**	—

20 應收貿易賬項及票據

授予客戶的信貸條件各有不同，但一般為個別客戶及本集團磋商的結果。客戶一般需於項目的不同階段支付款項。於二〇〇四年十二月三十一日，應收貿易賬項及票據的賬齡分析如下：

	本集團	
	於二〇〇四年十二月三十一日 千港元	於二〇〇三年六月三十日 千港元
三個月以下	**143,579**	42,985
四至六個月	**20,544**	19,479
七至十二個月	**23,718**	54,437
十二個月以上	**77,398**	43,089
	265,239	159,990
減：撥備	**(86,703)**	(21,942)
	178,536	138,048

21 銀行結餘及現金

本集團的銀行結餘及現金中包括存放於中國內地多家銀行以人民幣列值的銀行結餘人民幣27,131,000元(約25,356,000港元)(二〇〇三年：人民幣16,909,000元(約15,803,000港元))。人民幣並非可自由兑換的貨幣。

22 應付貿易賬項及票據

於二〇〇四年十二月三十一日，應付貿易賬項及票據的賬齡分析如下：

	本集團	
	於二〇〇四年十二月三十一日 千港元	於二〇〇三年六月三十日 千港元
三個月以下	**76,012**	39,129
四至六個月	**13,645**	2,536
七至十二個月	**6,961**	1,729
十二個月以上	**18,779**	5,745
	115,397	49,139

應付貿易賬項及票據中包括結欠董事José Manuel dos Santos所擁有的關連公司的款項358,000港元。該筆款項為無抵押、免息及無固定還款期。

17 收購附屬公司的按金

於二○○三年六月三十日的金額代表就收購逸強及科研的權益而存放於獨立第三者的按金。

18 非買賣證券

	本集團	
	於二○○四年十二月三十一日 千港元	於二○○三年六月三十日 千港元
股本證券：		
在香港上市	**19,172**	3,694
在香港以外上市	**—**	1,533
上市股本證券市值	**19,172**	5,227
非上市股本證券	**48,526**	7,843
減：減值虧損	**(3,002)**	(3,002)
	64,696	10,068
可換股票據，非上市(附註)	**7,754**	1,600
	72,450	11,668

附註：

可換股票據的年利率為不時未贖回票據本金金額的1%，於每半年(每年三月三十一日及九月三十日)付上結欠款項。本公司有權以分別於二○○二年三月二十八日及二○○二年八月三日訂立的認購協議列明的最初調換價格轉換全數(或部份)票據的本金金額為票據發行人的全數繳付普通股。

19 存貨

	本集團	
	於二○○四年十二月三十一日 千港元	於二○○三年六月三十日 千港元
網絡及系統設備	**107,896**	153,138
流動電話	**2,907**	—
減：撥備	**(63,211)**	(13,565)
	47,592	139,573

於二○○四年十二月三十一日，以可變現淨值計算的存貨達11,889,000港元(二○○三年六月三十日：23,173,000港元)。

16 於聯營公司的投資

	本集團	
	於二〇〇四年十二月三十一日 千港元	於二〇〇三年六月三十日 千港元
應佔資產淨值，減減值(附註(甲))	**1,630**	5,257
給予聯營公司的墊款(附註(乙))	**3,164**	3,164
	4,794	8,421
減：給予一家聯營公司的墊款撥備(附註(乙))	**(3,164)**	(3,164)
	1,630	5,257
非上市股份，按成本	**37,341**	37,283

(甲) 於二〇〇四年十二月三十一日的聯營公司如下：

名稱	成立／註冊地點	主要業務	所持已發行股本／註冊資本詳情	概約所持間接實際權益
高仕蘭管理顧問有限公司	香港	暫無業務	每股面值1港元的普通股100股	40%
CTM-Mega科技有限公司	澳門	提供資訊科技服務及設備	30,000澳門元	30%
廣州LG拓普仕通信科技有限公司	中國	無線數據及互聯網相關產品研究及開發	6,000,000美元	12% (附註(一))
東志有限公司	香港	暫無業務	每股面值1港元的普通股10股	40%
Source Tech有限公司	澳門	提供顧問服務	100,000澳門元	45%
維新電子金融有限公司	香港	暫無業務	每股面值1港元的普通股1,000,000股	40%
Vodatel Crossland Technology Holdings Limited	英屬處女群島	投資控股	每股面值1美元的普通股1,000股	40%

附註：

(一) 新科愛達利持有拓普仕的20%權益。

(乙) 給予聯營公司的墊款為無抵押、免息及無固定還款期。該等墊款已作出悉數撥備。

15 於附屬公司的投資－公司(續)

(乙)應收／付附屬公司的款項為無抵押、免息及無固定還款期。

(丙)於二〇〇三年九月二十二日，本集團以現金代價1,000,000港元收購科研及珠海萬佳達約61%權益。因此，本集團於十八個月期間的虧損及於二〇〇四年十二月三十一日的資產淨值分別增加及減少約1,879,000港元。

(丁)於二〇〇三年九月二十二日，本集團以現金代價約7,227,000港元收購逸強的100%權益。因此，本集團於十八個月期間的虧損及於二〇〇四年十二月三十一日的資產淨值分別增加及減少約953,000港元。

(戊)於二〇〇四年七月九日，本集團以現金代價2,300,000歐元(約22,996,000港元)收購歐洲公司及其附屬公司西班牙公司、芬蘭公司、德國公司、荷蘭公司、西班牙第一子公司、西班牙第二子公司、芬蘭第一子公司及芬蘭第二子公司的60%權益。因此，本集團於十八個月期間的虧損及於二〇〇四年十二月三十一日的資產淨值分別增加及減少約19,246,000港元。

(己)於二〇〇四年九月一日，本集團以現金代價5,800,000澳門元(約5,631,000港元)收購澳門澳中的100%權益。因此，本集團於十八個月期間的虧損及於二〇〇四年十二月三十一日的資產淨值分別增加及減少約1,751,000港元。

15 於附屬公司的投資－公司(續)

(甲)於二○○四年十二月三十一日的附屬公司如下：(續)

名稱	成立／註冊地點	主要業務及經營地點	已發行股本／註冊資本詳情	概約所持實際權益
Vodatel International Holdings Limited	英屬處女群島	投資控股／荷蘭	每股面值1美元的普通股1,000股	100%
Vodatel Macao Holdings Limited	英屬處女群島	投資控股／香港	每股面值1美元的普通股1,000股	100%
Vodatel Networks Limited	英屬處女群島	投資控股／中國內地	每股面值1美元的普通股1,000股	100%
愛達利網絡(香港)有限公司	香港	出售數據網絡系統及提供相關工程服務／香港	每股面值1港元的普通股2股	100%
Vodatel Software Limited	英屬處女群島	投資控股／香港	每股面值1美元的普通股1,000股	100%
Vodatel Systems Inc.	英屬處女群島	數據網絡系統設計、銷售與開發及提供相關工程服務／澳門	每股面值1美元的普通股1,000股	100%
愛達利電訊有限公司－澳門離岸商業服務(附註(一))	澳門	暫無業務	100,000澳門元	100%
Vodatel Systems (HK) Limited	英屬處女群島	提供存貨服務／香港	每股面值1美元的普通股1,000股	100%
Vodatel Systems (Macau) Limited	英屬處女群島	投資控股／香港	每股面值1美元的普通股1,000股	100%
Vodatel Technology Limited	英屬處女群島	擁有知識產權及商標／中國	每股面值1美元的普通股1,000股	100%
Voxtel Finland Oy (附註(一))	芬蘭	投資控股／芬蘭	每股面值50歐元的股份200股	60%

\# 本公司直接持有的股份

所有附屬公司均為有限公司。

附註：

(一) 羅兵咸永道會計師事務所並非該等附屬公司的法定核數師。該等附屬公司總資產淨值約佔本集團資產淨值的16.60%。

(二) 廣州愛達利直接持有圖文資訊的81.82%權益。

15 於附屬公司的投資－公司(續)

(甲)於二○○四年十二月三十一日的附屬公司如下：(續)

名稱	成立／註冊地點	主要業務及經營地點	已發行股本／註冊資本詳情	概約所持實際權益
VDT Data Holdings Limited	英屬處女群島	投資控股／英屬處女群島	每股面值1美元的普通股1,000股	100%
VDT Mobile Holdings Limited	英屬處女群島	投資控股／英屬處女群島	每股面值1美元的普通股1,000股	100%
VDT Operator Holdings Limited (前稱Vodatel Hong Kong Holdings Limited)	英屬處女群島	投資控股／英屬處女群島	每股面值1美元的普通股1,000股	100%
Vodatel China Holdings Limited	英屬處女群島	投資控股／英屬處女群島	每股面值1美元的普通股1,000股	100%
愛達利中國投資有限公司(前稱美洲有限公司)	香港	投資控股／中國內地	每股面值1港元的普通股1股	100%
Vodatel China Limited	英屬處女群島	投資控股／中國內地	每股面值1美元的普通股1,000股	100%
Vodatel Data Limited	英屬處女群島	投資控股／英屬處女群島	每股面值1美元的普通股1,000股	100%
愛達利發展有限公司	香港	暫無業務	每股面值1港元的普通股1,000股	100%
Vodatel Holdings Limited	英屬處女群島	投資控股，數據網絡系統設計、銷售與開發及提供相關工程服務／澳門	每股面值1美元的普通股10,000股	100%*
愛達利香港有限公司	香港	投資控股／澳門	每股面值1港元的普通股1,000股	100%
Vodatel Information Limited	英屬處女群島	投資控股／香港	每股面值1美元的普通股1,000股	100%
Vodatel Integrated Solutions Limited	英屬處女群島	暫無業務	每股面值1美元的普通股1股	100%

15 於附屬公司的投資－公司(續)

(甲)於二〇〇四年十二月三十一日的附屬公司如下:(續)

名稱	成立／註冊地點	主要業務及經營地點	已發行股本／註冊資本詳情	概約所持實際權益
Servicios Telefónicos de Audiotex SA (附註(一))	西班牙	透過互動語音回覆系統、互動互聯網解決方案及收費短訊提供多媒體增值服務／西班牙	每股面值6.01021歐元的普通註冊股150,000股	60%
SuperCom GmbH (附註(一))	德國	透過互動語音回覆系統、互動互聯網解決方案及收費短訊提供多媒體增值服務／德國	25,000馬克	60%
TeleConcept Multimedia B.V. (附註(一))	荷蘭	透過互動語音回覆系統、互動互聯網解決方案及收費短訊提供多媒體增值服務／荷蘭	每股面值10歐元的普通股1,800股	60%
Teleconcept-Multimedia N.V. (附註(一))	荷蘭	投資控股／芬蘭、德國、荷蘭及西班牙	每股面值0.01歐元的普通股11,250,000股	60%
Telefonía Inteligente Española, S.L. (附註(一))	西班牙	暫無業務	每股面值6.01021歐元的普通註冊股500股	60%
Tel-More Productions Oy (附註(一))	芬蘭	透過互動語音回覆系統、互動互聯網解決方案及收費短訊提供多媒體增值服務／芬蘭	每股面值500歐元的普通股100股	60%
泰思通科技(香港)有限公司	香港	投資控股／中國內地	每股面值1港元的普通股1,000股	83%

15 於附屬公司的投資－公司(續)

(甲)於二〇〇四年十二月三十一日的附屬公司如下：(續)

名稱	成立／註冊地點	主要業務及經營地點	已發行股本／註冊資本詳情	概約所持實際權益
萬訊電腦科技有限公司(附註(一))	澳門	提供電腦軟件、硬件及系統整合／澳門	100,000澳門元	100%
MegaInfo China Holdings Limited	英屬處女群島	投資控股／中國內地	每股面值1美元的普通股1,000股	61%
MegaInfo Holdings Limited	百慕大	投資控股／香港	每股面值0.01港元的普通股535,000,000股	61%
MegaInfo Limited	英屬處女群島	投資控股及提供數碼影像處理管理解決方案／澳門	每股面值1美元的普通股2,000股	61%
MegaInfo Software Limited	英屬處女群島	知識產權擁有人／澳門	每股面值1美元的普通股1,000股	61%
MegaInfo Solutions Holdings Limited	英屬處女群島	知識產權擁有人／中國內地	每股面值1美元的普通股1,000股	61%
萬佳訊科技有限公司(前稱凱祺有限公司)	香港	投資控股／澳門	每股面值1港元的普通股1,000股	61%
萬佳訊(香港)有限公司	香港	投資控股／中國內地及澳門	每股面值0.10港元的普通股1,000股	61%
澳中有限公司	香港	投資控股／澳門	每股面值1港元的普通股1股	100%
PE科研發展有限公司	澳門	投資控股／中國內地	25,000澳門元	61%
逸強(澳門)有限公司	澳門	銷售通訊設備／澳門	25,000澳門元	100%

15 於附屬公司的投資－公司(續)

(甲)於二〇〇四年十二月三十一日的附屬公司如下：(續)

名稱	成立／註冊地點	主要業務及經營地點	已發行股本／註冊資本詳情	概約所持實際權益
廣州市愛達利發展有限公司(附註(一))	中國	數據網絡系統設計、銷售及開發及提供相關工程服務／中國內地	人民幣3,000,000元	54%
廣州市圖文資訊有限公司(附註(一))	中國	提供互聯網相關數據服務／中國內地	人民幣1,000,000元	44%(附註二)
廣州愛達利科技有限公司(附註(一))	中國	數據網絡系統設計、銷售與開發及提供相關工程服務／中國內地	人民幣3,000,000元	100%
Capital Instant Limited	英屬處女群島	投資控股／英屬處女群島	每股面值1美元的普通股1,000股	91%
澳中通訊設備有限公司	澳門	銷售流動電話／澳門	3,002,000澳門元	100%
Compañia Hispanoholandesa de Audiotex, S.L.(附註(一))	西班牙	暫無業務	每股面值6.01歐元的普通註冊股500股	60%
廣州新科愛達利電訊技術有限公司(附註(一))	中國	研發無線數據通訊及互聯網相關產品／中國內地	3,000,000美元	60%
Mediatel Finland Oy(附註(一))	芬蘭	透過互動語音回覆系統、互動互聯網解決方案及收費短訊提供多媒體增值服務／芬蘭	每股面值192.86歐元的股份100股	60%

15 於附屬公司的投資－公司

	於二〇〇四年十二月三十一日 千港元	於二〇〇三年六月三十日 千港元
未上市投資，按成本(附註(甲))	**73,918**	73,918
應收附屬公司款項(附註(乙))	**152,576**	100,187
應付附屬公司款項(附註(乙))	**(1,895)**	(1,520)
	224,599	172,585

(甲)於二〇〇四年十二月三十一日的附屬公司如下：

名稱	成立／註冊地點	主要業務及經營地點	已發行股本／註冊資本詳情	概約所持實際權益
泰思通軟件(上海)有限公司(附註(一))	中國	研究與開發軟件及相關軟件顧問服務／中國內地	510,000美元	83%
珠海萬佳達軟件開發有限公司(附註(一))	中國	提供電腦軟件產品、電腦網絡系統工程、研發與銷售及提供相關服務及維護／中國內地	1,000,000港元	61%
廣州市萬珈訊科技有限公司(附註(一))	中國	提供電腦軟件產品、電腦網絡系統工程、研發與銷售及提供相關服務及維護／中國內地	1,600,000港元	61%

14 固定資產

	本集團					
	在香港以外的土地及樓宇	租賃物業裝修	傢具、裝置、辦公室設備及租賃設備	汽車	示範設備	合共
	千港元	千港元	千港元	千港元	千港元	千港元
成本						
於二○○三年七月一日	—	3,899	10,453	2,333	1,401	18,086
增置	—	2,013	9,141	143	210	11,507
收購附屬公司(附註28(乙))	2,300	51	37,217	379	281	40,228
出售	—	(923)	(3,800)	—	(1,401)	(6,124)
折算賬目產生的差額	—	—	4,298	40	—	4,338
於二○○四年十二月三十一日	2,300	5,040	57,309	2,895	491	68,035
累計折舊						
於二○○三年七月一日	—	2,642	6,206	1,189	1,383	11,420
十八個月期間折舊	38	1,134	5,886	674	309	8,041
收購附屬公司(附註28(乙))	—	—	34,397	190	—	34,587
出售	—	(923)	(3,410)	—	(1,401)	(5,734)
折算賬目產生的差額	—	—	4,041	25	—	4,066
於二○○四年十二月三十一日	38	2,853	47,120	2,078	291	52,380
賬面淨值						
於二○○四年十二月三十一日	2,262	2,187	10,189	817	200	15,655
於二○○三年六月三十日	—	1,257	4,247	1,144	18	6,666

於二○○四年十二月三十一日，租賃設備的賬面總值約為5,459,000港元，十八個月期間的累計折舊及折舊開支約為1,213,000港元。

13 無形資產

	本集團		
	商譽 千港元	軟件特許權 千港元	合共 千港元
十八個月期間			
期初賬面淨值	1,302	—	1,302
購買軟件特許權	—	11,567	11,567
收購附屬公司(附註28(乙))	89,507	1,492	90,999
減值(附註)	(25,931)	(9,900)	(35,831)
攤銷	(5,506)	(1,833)	(7,339)
折算賬目產生的差額	7,047	153	7,200
期終賬面淨值	66,419	1,479	67,898
於二〇〇四年十二月三十一日			
成本	99,507	20,877	120,384
累計攤銷及減值虧損	(33,088)	(19,398)	(52,486)
賬面淨值	66,419	1,479	67,898
於二〇〇三年六月三十日			
成本	2,287	—	2,287
累計攤銷及減值虧損	(985)	—	(985)
賬面淨值	1,302	—	1,302

附註：

由於預計收購若干附屬公司產生的商譽日後的經濟效益將低於賬面值，因此已於賬目計入商譽減值虧損。該商譽涉及以下分類：(一)數據網絡系統設計、銷售與開發、提供相關工程服務及貨品銷售；及(二)透過互動語音回覆系統、互動互聯網解決方案及收費短訊提供多媒體增值服務。

於二〇〇三年十二月就開發若干企業資源規劃軟件而向獨立第三方購買的軟件特許權減值虧損已計入賬目內，乃由於無法確定該特許權日後的經濟效益所致。該軟件特許權涉及的分類為提供數碼影像處理管理解決方案。

12 董事及高級管理人員酬金(續)

(乙)五位最高薪人士

於十八個月期間本集團最高薪的五位人士計有三位董事(截至二〇〇三年六月三十日止十二個月：四位)，彼等的酬金已反映於上述分析。於十八個月期間，應付其餘兩位(截至二〇〇三年六月三十日止十二個月：一位)人士的酬金如下：

	十八個月期間 千港元	截至二〇〇三年六月三十日止十二個月 千港元
基本薪金及津貼	**1,855**	558
酌情花紅	**871**	515
退休金計劃供款	**18**	—
	2,744	1,073

酬金在下列範圍的人士如下：

酬金範圍	**人數** 十八個月期間	截至二〇〇三年六月三十日止十二個月
1,000,000港元至1,500,000港元	**2**	1

於十八個月期間，本集團並無向董事或五位最高薪人士支付任何酬金，作為加入本集團的獎勵或離職賠償。

12 董事及高級管理人員酬金

(甲)董事酬金

於十八個月期間繳付及應付董事的酬金總額如下：

	十八個月期間 千港元	截至二〇〇三年六月三十日止十二個月 千港元
袍金	**1,483**	760
其他酬金		
－基本薪金及津貼	**10,473**	6,449
－酌情花紅	**983**	1,000
－退休金計劃供款	**36**	24
	12,975	8,233

上文所披露的董事袍金包括付予獨立非執行董事約423,000港元(截至二〇〇三年六月三十日止十二個月：240,000港元)。

於十八個月期間，各執行董事分別收取及應收取個人酬金約6,807,000港元(截至二〇〇三年六月三十日止十二個月：4,133,000港元)、3,022,000港元(截至二〇〇三年六月三十日止十二個月：1,994,000港元)、1,612,000港元(截至二〇〇三年六月三十日止十二個月：1,081,000港元)及1,111,000港元(截至二〇〇三年六月三十日止十二個月：785,000港元)。

概無董事放棄或同意放棄十八個月期間及截至二〇〇三年六月三十日止十二個月的酬金。

10 每股（虧損）／盈利

每股基本虧損是按本集團股東應佔虧損173,625,000港元（截至二〇〇三年六月三十日止十二個月：溢利10,594,000港元）及十八個月期間已發行股份的加權平均數613,819,000股（截至二〇〇三年六月三十日止十二個月：609,966,301股）計算。

由於行使本公司所有未行使之購股權將導致反攤薄作用，故並無呈列十八個月期間每股股份攤薄盈利。去年的加權平均數609,969,068股股份包括所有未行使購股權（具反攤薄作用的購股權除外），並假設所有購股權已經轉換。由於具有反攤薄影響，故並無計及去年的可換股債券。

11 員工成本

	十八個月期間 千港元	截至二〇〇三年六月三十日止十二個月 千港元
工資及薪金	**53,922**	18,394
未使用年假	**(380)**	262
社會保障成本（附註（甲））	**1,669**	100
終止福利	**86**	221
退休成本－界定供款計劃（附註（乙））	**1,629**	861
長期服務付款	**705**	—
	57,631	19,838

附註：

（甲） 本集團根據中國內地、澳門及歐洲的條例規定參與僱員社會保障計劃。於損益表內扣除的金額為本集團按該等計劃規則所規定的比率應繳付的供款。

（乙） 本集團已為在香港的所有合資格僱員設立一項強制性公積金計劃。強制性公積金計劃乃一項定額的供款退休計劃，而本集團及僱員對基金的供款乃按僱員的基本薪金的百分比計算。

7 税項(續)

本集團除税前(虧損)／溢利的税項與使用本集團所在地區税率計算的理論金額的差異如下：

	十八個月期間 千港元	截至二〇〇三年六月三十日止十二個月 千港元
除税前(虧損)／溢利	**(189,000)**	12,690
按有關地區適用税率計算的名義税項	**(35,497)**	1,479
毋須課税的收入	**28,465**	(1,109)
不可就税務用途扣減的開支	**8,553**	2,288
中國內地設定所得税	**260**	—
應佔聯營公司税項	**4**	—
過往年度撥備不足	**117**	—
税項支出	**1,902**	2,658

8 股東應佔虧損

本公司賬目所處理的股東應佔虧損為20,776,000港元(截至二〇〇三年六月三十日止十二個月：溢利12,333,000港元)。

9 股息

	十八個月期間 千港元	截至二〇〇三年六月三十日止十二個月 千港元
於十八個月期間已付中期股息每股股份0.005港元(截至二〇〇三年六月三十日止十二個月：0.01港元)	**3,069**	6,138
於十八個月期間已付特別中期股息(附註)	**377**	—
建議十八個月期間末期股息每股股份0港元(截至二〇〇三年六月三十日止十二個月：0.005港元)	**—**	3,069
	3,446	9,207

附註：

於二〇〇三年十二月十九日，作為萬佳訊獨立上市計劃的一部分，董事會批准派付特別中期股息，方法為將合共13,375,000股萬佳訊股份實物分派予股東，每持有46股股份可獲發1股萬佳訊股份。

董事並不建議派付末期股息。

6 財務成本

	十八個月期間 千港元	截至二〇〇三年六月三十日止十二個月 千港元
銀行貸款及透支利息－須於五年內悉數償還	**3,073**	—
其他貸款利息－須於五年內悉數償還	**1,087**	—
可換股債券利息	**186**	635
	4,346	635

7 稅項

十八個月期間的估計應課稅溢利按17.5%的稅率撥備香港利得稅。於二〇〇三年，香港政府更改利得稅稅率，二〇〇三／二〇〇四財政年度的稅率由16%改為17.5%。海外溢利稅項按十八個月期間的估計應課稅溢利按本集團經營業務地區的適用稅率計算。

於綜合損益表內列賬的稅項金額如下：

	十八個月期間 千港元	截至二〇〇三年六月三十日止十二個月 千港元
即期稅項		
－香港利得稅	**126**	—
－澳門補充利得稅	**26**	2,392
－中國內地企業所得稅	**1,600**	266
－海外稅項	**29**	—
－過往年度撥備不足	**117**	—
	1,898	2,658
應佔聯營公司稅項	**4**	—
稅項支出	**1,902**	2,658

4 經營(虧損)／溢利

經營(虧損)／溢利乃計入及扣除下列各項後列賬：

	十八個月期間 千港元	截至二〇〇三年六月三十日止十二個月 千港元
計入		
出售買賣證券的已變現盈利	311	—
出售非買賣證券的已變現盈利	—	2,717
扣除		
商譽攤銷	5,506	145
軟件特許權攤銷	1,833	—
核數師酬金	5,378	1,217
存貨成本	439,452	272,614
固定資產折舊	8,041	2,503
董事及高級管理人員酬金(附註12)	12,975	8,233
軟件特許權減值虧損	9,900	—
投資非買賣證券減值虧損	—	1,328
投資聯營公司減值虧損	2,235	—
出售固定資產虧損	390	8
出售非買賣證券虧損	2,690	—
匯兌虧損淨額	199	224
經營租賃		
－土地及樓宇	6,046	2,792
－汽車	244	—
給予聯營公司的墊款撥備	—	168
呆賬撥備	51,170	—
研究及開發成本	1,439	116
員工費用(不包括董事酬金)(附註11)	57,631	19,838
撇減存貨至可變現淨值	49,646	10,236

5 萬佳訊獨立上市的視作出售收益

於二〇〇四年一月十九日，透過發行新萬佳訊股份，萬佳訊股份於創業板上市及買賣。因此，本公司於萬佳訊的股權攤薄至61.05%，是次視作出售事項產生收益約17,953,000港元。

3 營業額、收益及分類資料(續)

次要申報格式－按地區劃分

	十八個月期間			
	營業額 千港元	**分類業績** 千港元	**總資產** 千港元	**資本開支** 千港元
中國內地	400,906	(94,376)	193,929	1,368
香港及澳門	149,127	(45,993)	198,920	24,010
歐洲	39,850	(15,353)	112,826	39,416
	589,883	(155,722)	505,675	64,794
未分配收入		5,726		
未分配開支		(25,173)		
經營虧損		(175,169)		
於聯營公司的投資			1,630	
未分配資產			77,865	
總資產			585,170	

	截至二〇〇三年六月三十日止十二個月			
	營業額 千港元	**分類業績** 千港元	**總資產** 千港元	**資本開支** 千港元
中國內地	334,641	27,863	246,906	3,408
香港及澳門	54,153	545	219,292	4,945
歐洲	—	—	—	—
	388,794	28,408	466,198	8,353
未分配收入		5,886		
未分配開支		(17,641)		
經營溢利		16,653		
於聯營公司的投資			5,257	
未分配資產			20,367	
總資產			491,822	

3 營業額、收益及分類資料(續)

主要申報格式-按業務劃分(續)

	截至二〇〇三年六月三十日止十二個月			
	數據網絡系統設計、銷售與開發、提供相關工程服務及貨品銷售 千港元	**提供數碼影像處理管理解決方案** 千港元	**透過互動語音回覆系統、互動互聯網解決方案及收費短訊提供多媒體增值服務** 千港元	**本集團** 千港元
分類資產	466,198	—	—	466,198
於聯營公司的投資				5,257
未分配資產				20,367
總資產				491,822
分類負債	73,354	—	—	73,354
未分配負債				78,014
總負債				151,368
資本開支	8,353	—	—	8,353
折舊	2,503	—	—	2,503
減值虧損	840	—	—	840
其他非現金開支	10,236	—	—	10,236
未分配非現金開支				176
未分配減值虧損				1,328

3 營業額、收益及分類資料(續)

主要申報格式－按業務劃分(續)

	截至二〇〇三年六月三十日止十二個月			
	數據網絡系統設計、銷售與開發、提供相關工程服務及貨品銷售 千港元	提供數碼影像處理管理解決方案 千港元	透過互動語音回覆系統、互動互聯網解決方案及收費短訊提供多媒體增值服務 千港元	本集團 千港元
營業額	388,794	—	—	388,794
分類業績	28,408	—	—	28,408
未分配收入				5,886
未分配開支				(17,641)
經營溢利				16,653
商譽減值	(840)	—	—	(840)
財務成本				(635)
應佔聯營公司虧損				(2,488)
除税前溢利				12,690
税項				(2,658)
除税後溢利				10,032
少數股東權益				562
股東應佔溢利				10,594

3 營業額、收益及分類資料(續)

主要申報格式－按業務劃分(續)

	十八個月期間			
	數據網絡系統設計、銷售與開發、提供相關工程服務及貨品銷售 千港元	提供數碼影像處理管理解決方案 千港元	透過互動語音回覆系統、互動互聯網解決方案及收費短訊提供多媒體增值服務 千港元	本集團 千港元
分類資產	373,725	19,124	112,826	505,675
於聯營公司的投資				1,630
未分配資產				77,865
總資產				585,170
分類負債	172,133	4,879	70,814	247,826
未分配負債				164,631
總負債				412,457
資本開支	11,955	13,423	39,416	64,794
折舊	6,241	612	1,188	8,041
攤銷	1,310	1,563	4,466	7,339
減值虧損	10,015	9,900	18,151	38,066
其他非現金開支	100,816	—	—	100,816

3 營業額、收益及分類資料(續)

次要申報格式－按地區劃分

三個業務分類在三個主要地區－中國內地、香港及澳門以及歐洲經營。

各地區分類之間並無進行銷售。

主要申報格式－按業務劃分

	十八個月期間			
	數據網絡系統設計、銷售與開發、提供相關工程服務及貨品銷售	提供數碼影像處理管理解決方案	透過互動語音回覆系統、互動互聯網解決方案及收費短訊提供多媒體增值服務	本集團
	千港元	千港元	千港元	千港元
營業額	532,339	17,694	39,850	589,883
分類業績	(118,883)	(21,487)	(15,352)	(155,722)
未分配收入				5,726
未分配開支				(25,173)
經營虧損				(175,169)
萬佳訊獨立上市的視作出售收益				17,953
商譽減值	(7,780)	—	(18,151)	(25,931)
財務成本				(4,346)
應佔聯營公司虧損				(1,507)
除税前虧損				(189,000)
税項				(1,902)
除税後虧損				(190,902)
少數股東權益				17,277
股東應佔虧損				(173,625)

3 營業額、收益及分類資料

本集團主要從事數據網絡系統設計、銷售與開發、提供相關工程服務及貨品銷售、提供數碼影像處理管理解決方案，並透過互動語音回覆系統、互動互聯網解決方案及收費短訊提供多媒體增值服務。於十八個月期間內已確認的收益如下：

	十八個月期間 千港元	截至二〇〇三年六月三十日止十二個月 千港元
營業額		
數據網絡系統設計、銷售與開發及提供相關工程服務	**502,441**	321,453
提供數碼影像處理管理解決方案	**17,694**	—
透過互動語音回覆系統、互動互聯網解決方案及收費短訊提供多媒體增值服務	**39,850**	—
貨品銷售	**29,246**	67,341
經營租賃租金收入	**652**	—
	589,883	388,794
其他收益		
佣金收入	**31**	668
上市投資股息收入	**112**	650
利息收入	**3,124**	1,851
管理費收入	**1,478**	—
其他	**670**	—
	5,415	3,169
收益總額	**595,298**	391,963

由於收購歐洲公司及萬佳訊獨立上市，故產生額外兩類業務。為內部財務呈報用途，管理層已改變若干業務分類申報格式。主要改變為將兩項相似的業務(數據網絡系統設計、銷售與開發、提供相關工程服務及貨品銷售)合併成為一類，並重列比較數字以配合十八個月期間的呈報格式。

主要申報格式－按業務劃分

本集團主要業務分為以下三類：

- 數據網絡系統設計、銷售與開發、提供相關工程服務及貨品銷售；
- 提供數碼影像處理管理解決方案；及
- 透過互動語音回覆系統、互動互聯網解決方案及收費短訊提供多媒體增值服務。

各業務分類之間並無進行銷售或其他交易。

2 主要會計政策(續)

(辰)借貸成本

所有借貸成本均於其產生的期間在損益表內列賬。

(巳)分類報告

根據本集團內部財務報告，本集團決定以業務劃分為主要分類申報格式，而以地區劃分為次要申報格式。

未分配成本為公司開支。分類資產主要包括無形資產、固定資產、存貨、應收款項及經營現金，而主要不包括於聯營公司投資及非買賣證券。分類負債包括經營負債而不包括税項及若干公司借貸等項目。資本開支指增購無形資產及固定資產，其中包括因收購附屬公司而添置的淨資產。

就地區劃分而言，銷售額以進行工程及提供服務的地區為基礎劃分。總資產及資本開支為客戶所在的地點。

(午)比較數字

若干比較數字已經重新分類以配合十八個月期間的呈報格式。

2 主要會計政策(續)

(丑)遞延税項

遞延税項採用負債法就資產與負債的税基與彼等於賬目內的賬面值兩者間的暫時差異作全數撥備。遞延税項採用在結算日及之前已頒佈或實質頒佈的税率釐定。

遞延税項資產乃於有可能將未來應課税溢利與可動用的暫時差異抵銷時確認。

遞延税項乃就於附屬公司及聯營公司的投資產生的暫時差異而撥備，但假若可以控制暫時差異的撥回時間，並有可能在可預見未來不會撥回則除外。

(寅)或然負債

或然負債指因已發生的事件而可能引起的責任，此等責任需於某一宗或多宗事件發生或不會發生時方始確認，而本集團並不能完全控制該等未來事件會否實現。或然負債亦可能是因已發生的事件引致的現有責任，但由於可能不需要消耗經濟資源，或責任金額未能可靠地衡量而未有確認。

或然負債不會被確認，但會在賬目附註內披露。倘資源流出的可能性改變導致可能出現資源流出，此等負債將被確認為撥備。

(卯)收入確認

數據網絡系統設計、銷售與開發及提供相關工程服務的收入，乃於安裝妥當後確認，一般與系統交付客戶時同時發生。

銷售貨品所得收入乃於在擁有權之風險及回報轉移交付後確認，一般與貨品付運予客戶及所有權轉交時同時發生。

提供數碼影像處理管理解決方案的收入於擁有權的風險及回報轉移後確認，一般與交付貨品予客戶及轉讓所有權的時間相同。

透過互動語音回覆系統、互動互聯網解決方案及收費短訊提供多媒體增值服務的收入於提供服務時確認。

經營租賃租金收入乃按直線基準確認。

佣金收入及管理費收入於提供服務時確認。

股息收入是在擁有收取股息權利時確認。

利息收入是按時間比例基準及未償還本金金額及適用利率計算確認。

2 主要會計政策(續)

(癸)撥備

當本集團因已發生的事件須承擔現有的法律性或推定性的責任，而解除有關的責任時有可能導致資源流出，並在責任金額能夠可靠地作出估算的情況下，須確認有關責任的撥備。當本集團預計撥備款可獲償付，則將償付款額確認為一項獨立資產，惟只能在償付款額可實質地確定時才可予以確認。

(子)僱員福利

(一) *僱員應享假期*

僱員在年假的權利在僱員應享有時確認。本集團為截至結算日止僱員已提供的服務而產生的年假的估計負債作出撥備。

僱員的病假及產假或陪妻分娩假不作確認，直至僱員正式休假為止。

(二) *花紅*

倘本集團由於僱員提供的服務而有現有法定或推定責任時及可作出可靠的責任估計時，則確認預計支付花紅成本為負債。

有關支付花紅的負債預計在十二個月內清償，並按清償時預期支付的金額計算。

(三) *退休金責任*

本集團參與界定供款計劃，該計劃適用於所有合資格僱員，其資產一般由獨立信託人管理基金持有。退休金計劃的資金由僱員及本集團支付。

本集團就界定供款退休計劃的供款乃於產生時作為費用支銷。

(四) *權益補償福利*

本公司按照於授出日期根據本公司購股權計劃釐定的價格向董事及僱員授出購股權，有關購股權可按該價格行使，本公司不會確認補償成本。倘購股權獲行使，所得款項(經扣減任何交易成本)將計入股本及股份溢價。

2 主要會計政策(續)

(戊)經營租約

擁有資產風險及回報差不多全部由出租公司保留的租約，皆作為經營租約入賬。經營租約的租金(經扣減租賃公司所得的任何獎勵)在租約期內以直線法在損益表中支銷。

根據經營租約出租的資產乃計入資產負債表的固定資產內。該等資產按與相似的自持固定資產一致的基準以其估計可使用年期折舊。租金收入(經扣減給予承租人的任何獎勵)按直線基準於租約期內確認。

(己)投資證券

(一) *非買賣證券*

持有作非買賣用途的投資是按公平價格於資產負債表列賬。個別證券的公平值變動於投資重估儲備內列賬，直至證券出售或決定為無效益後。出售投資證券後，累計收益或虧損(指有關證券的出售所得款項淨額及賬面值的差額)，連同自投資重估儲備轉撥的盈餘／虧絀，均於損益表中處理。

倘客觀憑證認為投資減值時，重估儲備錄得的累計虧損將於損益表內列賬。

(二) *買賣證券*

買賣證券按公平價格列賬。於各結算日，因買賣證券的公平價值變動而產生的未變現收益或虧損淨額於損益表內確認。出售買賣證券的損益(指出售所得款項淨額及賬面值的差額)在產生時於損益表內確認。

(庚)存貨

存貨是按成本值及可變現淨值兩者之較低者入賬。成本值以加權平均法計算，包括存貨的發票成本值。可變現淨值是按預計出售所得款項減估計銷售支出計算。

(申)應收賬項

凡被視為屬呆賬的應收賬項，均提撥準備。在資產負債表內列賬的應收賬項已扣除有關準備。

(壬)現金及現金等值項目

現金及現金等值項目在資產負債表內以成本列賬。於現金流量表中，現金及現金等值項目包括現金、銀行通知存款、自投資日期起計於三個月內到期的現金投資及銀行透支。

2 主要會計政策（續）

（丁）固定資產

（一）*土地及樓宇*

土地及樓宇是按成本值減累計折舊及累計減值虧損列賬。

（二）*其他固定資產*

其他固定資產（包括租賃物業裝修、傢俬、裝置、辦公室設備及租貸設備、汽車及示範設備）是按成本值減累計折舊及累計減值虧損列賬。

（三）*折舊*

固定資產是以直線法按足以撇銷其成本值減累計減值虧損的比率於其估計可用年期內扣除。主要年率如下：

土地及樓宇	5%
租賃物業裝修	20%或按租約年期（以較短期間為準）
傢俬、裝置、辦公室設備及租賃設備	20%-50%
汽車	20%
示範設備	33⅓%

於重修固定資產至一般營運狀況的主要費用乃於損益表中入賬。

裝修成本均資本化，並按其對本集團的預計可使用年期折舊。

（四）*減值及出售盈虧*

於每個結算日考慮內部及外界資料，以評估土地及樓宇中計入的資產及其他固定資產是否有任何減值跡象出現。倘出現該等跡象，須估計資產的可收回價值，及在有需要時確認減值虧損以減低資產至其可收回價值。該等減值虧損於損益表內確認，惟倘資產按估值列賬，而減值虧損不超過同一資產的估值盈餘，則在此情況下按重估減值處理。

出售一項固定資產的收益或虧損乃出售所得款項淨額與有關資產賬面數額間的差別，並於損益表內確認。

2 主要會計政策(續)

(丙)無形項目

(一)*商譽*

商譽指收購成本超出本集團於收購當日應佔收購的附屬公司及聯營公司的資產淨值的公平值。

因收購產生的商譽乃計入無形資產，並按直線法以其估計可使用年期攤銷。商譽一般按十年攤銷。

(二)*軟件特許權*

購入軟件特許權的開支予以資本化，並按直線法以其可使用年期或特許使用期(以較短者為準)攤銷。

(三)*研究與開發成本*

研究成本在發生時作為費用支銷。當能夠證明開發中產品技術的可行性及有意完成該產品，而亦有資源協助、成本可予識別，及有能力出售或使用該資產而能賺取盈利，則將新產品或改良產品的設計及測試的開發所涉及的成本確認為無形資產。有關開發成本確認為資產，並以直線法按不超過五年的期間攤銷，以反映將相關經濟效益確認的模式。不符合上述條件的開發成本在發生時作為費用支銷。以往確認為入賬為開支的開發成本不會在往後期間確認為資產。

(四)*無形資產減值*

倘出現任何減值跡象，須估計任何無形資產的賬面值，並即時撇減至其可收回價值。

2 主要會計政策(續)

(乙)集團會計(續)

(一)*綜合賬目(續)*

少數股東權益指外界股東於附屬公司的經營業績及資產淨值中擁有的權益。

在本公司的資產負債表內，於附屬公司的投資是以成本值減任何減值虧損準備入賬。附屬公司的業績由本公司按已收及應收股息入賬。

(二)*聯營公司*

聯營公司是附屬公司以外而本公司長期持有其股本權益，以及對其管理具有重大影響力的公司。

綜合損益表包括本集團應佔聯營公司於十八個月期間的業績，而綜合資產負債表則包括本集團應佔聯營公司的資產淨值及收購所產生的商譽／負商譽(扣除累計攤銷)。

除本集團就聯營公司產生的責任或擔保責任外，當聯營公司的投資的賬面值為零時，即終止權益會計處理。

(三)*外幣兑換*

外幣交易按交易日期的滙率換算。於結算日以外幣計算的貨幣資產及負債按結算日的滙率換算。上述兑換政策所引致的換算差額在損益表中處理。

以外幣結算的附屬公司及聯營公司資產負債表按結算日的滙率換算，而損益表則以平均滙率換算。所產生之滙兑差額列為外滙儲備變動。

1 更改財政年度年結日

為配合十八個月期間所收購附屬公司的財政年度年結日及與附屬公司的課稅年度年結日保持一致，本公司的財政年度年結日已由六月三十日改為十二月三十一日。因此，綜合損益表、綜合現金流量表、綜合權益變動報表及賬目內有關附註的比較金額不可直接比較。

2 主要會計政策

編製該等賬目時所採納的主要會計政策載述如下：

(甲)編製基準

該等賬目已根據香港公認會計原則及香港會計師公會發出的會計準則編製。該等賬目並按照歷史成本法編製，惟非買賣證券按公平值列賬。

於十八個月期間，本集團採納由香港會計師公會發出的會計實務準則第十二號《所得稅》，並於二○○三年一月一日或之後開始的會計期間生效。採納此新會計實務準則對本集團的業績並無重大影響。

香港會計師公會已頒佈多項全新及經修訂《香港財務滙報準則》，於二○○五年一月一日或之後開始的會計期間生效。本集團並無提前於十八個月期間的賬目中採納該等新《香港財務滙報準則》。本集團已開始評估該等新《香港財務滙報準則》之影響，惟尚未能確定該等新《香港財務滙報準則》會否對其經營業績及財政狀況構成重大影響。

(乙)集團會計

(一)*綜合賬目*

綜合賬目包括本集團截至十二月三十一日止的賬目。

附屬公司指本公司直接或間接控制過半數投票權；有權控制財政及營運決策；委任或撤換董事會大多數成員；或在董事會會議上有大多數投票權的實體。

於十八個月期間購入或出售的附屬公司的業績，由收購生效日起計或計至出售生效日止(如適用)均列入綜合損益表內。

所有集團內公司間的重大交易及結餘已於綜合賬目時對銷。

出售附屬公司的盈虧，指銷售所得款項與本集團應佔其資產淨值，連同先前並無於綜合損益表或累計外幣兌換儲備中扣除或確認的任何未攤銷商譽或已在儲備記賬之商譽之間的差額。

綜合現金流量表

十八個月期間

	附註	十八個月期間 千港元	截至二〇〇三年六月三十日止十二個月 千港元
經營業務的現金流出淨額	28(a)	**(28,791)**	(37,153)
已收利息		**3,124**	1,851
已付利息		**(4,346)**	(635)
已付税項		**(1,231)**	(1,195)
經營業務的現金流出淨額		**(31,244)**	(37,132)
投資業務			
收購附屬公司的按金		**—**	(8,227)
已收投資所得股息		**112**	650
購買固定資產		**(11,507)**	(5,767)
購買無形資產		**(567)**	—
購買附屬公司，扣除所收購的現金	28(b)	**(26,724)**	2,200
購買附屬公司的額外權益		**—**	(216)
購買聯營公司		**(58)**	—
購買非買賣證券		**(56,798)**	(4,732)
購買買賣證券		**(15,560)**	—
出售非買賣證券		**2,801**	9,117
出售買賣證券		**15,871**	—
投資業務的現金流出淨額		**(92,430)**	(6,975)
融資前的現金流出淨額		**(123,674)**	(44,107)
融資活動			
已付股息		**(6,138)**	(9,178)
增加銀行貸款		**133,494**	9,346
萬佳訊股份發行成本		**(9,697)**	—
償還銀行貸款		**(9,346)**	—
發行可換股債券贖回		**(9,725)**	(5,835)
萬佳訊獨立上市的銷售所得款項		**30,093**	—
融資的現金流入／(流出)淨額		**128,681**	(5,667)
現金及現金等值項目增加／(減少)		**5,007**	(49,774)
十八個月期間初／年初的現金及現金等值項目		**163,586**	213,360
十八個月期間終／年終的現金及現金等值項目		**168,593**	163,586
現金及現金等值項目結餘的分析			
銀行結餘及現金		**168,830**	163,586
銀行透支		**(237)**	—
		168,593	163,586

綜合權益變動報表

十八個月期間

	十八個月期間 千港元	截至二〇〇三年六月三十日止十二個月 千港元
十八個月期間初／年初股東權益總額	**340,454**	329,036
發行股份	**—**	584
發行股份的股份溢利	**—**	11,086
重估非買賣證券盈餘	**5,516**	114
因出售非買賣證券後撥往損益表的儲備	**3,957**	(1,900)
海外附屬公司及一間聯營公司折算賬目產生的差額	**2,926**	118
未於綜合損益表確認的收益淨額	**12,399**	10,002
	352,853	339,038
於十八個月期間／年內的(虧損)／溢利	**(173,625)**	10,594
已付截至二〇〇二年六月三十日止十二個月末期股息	**—**	(3,040)
已付截至二〇〇三年六月三十日止十二個月中期股息	**—**	(6,138)
已付截至二〇〇三年六月三十日止十二個月末期股息	**(3,069)**	—
已付截至十八個月期間中期股息	**(3,069)**	—
已付截至十八個月期間特別中期股息	**(377)**	
十八個月期間終／年終股東權益總額	**172,713**	340,454

資產負債表

於二〇〇四年十二月三十一日

	附註	**於二〇〇四年十二月三十一日 千港元**	於二〇〇三年六月三十日 千港元
非流動資產			
於附屬公司的投資	15	**224,599**	172,585
流動資產			
應收股息		**—**	80,000
其他應收款項、按金及預付款項		**802**	70
銀行結餘及現金		**2,402**	8,965
		3,204	89,035
流動負債			
其他應付款項及應計費用		**5,253**	2,215
可換股債券	23	**—**	9,725
		5,253	11,940
流動(負債)／資產淨額		**(2,049)**	77,095
總資產減流動負債		**222,550**	249,680
資金來源：			
股本	25	**61,382**	61,382
儲備	26	**161,168**	185,229
建議股息		**—**	3,069
股東權益		**222,550**	249,680

承董事會命

董事
José Manuel dos Santos

董事
羅嘉雯

綜合資產負債表

於二○○四年十二月三十一日

	附註	於二○○四年十二月三十一日 千港元	於二○○三年六月三十日 千港元
非流動資產			
無形資產	13	**67,898**	1,302
固定資產	14	**15,655**	6,666
於聯營公司的投資	16	**1,630**	5,257
收購附屬公司的按金	17	**—**	8,227
非買賣證券	18	**72,450**	11,668
流動資產			
存貨	19	**47,592**	139,573
預付税項		**80**	—
應收貿易賬項及票據	20	**178,536**	138,048
其他應收款項、按金及預付款項		**32,499**	17,495
銀行結餘及現金	21	**168,830**	163,586
		427,537	458,702
流動負債			
應付貿易賬項及票據	22	**115,397**	49,139
其他應付款項及應計費用		**84,426**	24,215
可換股債券	23	**—**	9,725
應付税項		**53,490**	52,728
短期銀行貸款及透支，無抵押	24	**132,198**	9,346
		385,511	145,153
流動資產淨值		**42,026**	313,549
總資產減流動負債		**199,659**	346,669
資金來源：			
股本	25	**61,382**	61,382
儲備	26	**111,331**	276,003
建議股息	26	**—**	3,069
股東權益		**172,713**	340,454
少數股東權益		**12,092**	6,215
長期貸款	24	**14,854**	—
		199,659	346,669

承董事會命

董事　　　　　　　　　　　　董事
José Manuel dos Santos　　**羅嘉雯**

綜合損益表

十八個月期間

	附註	十八個月期間 千港元	截至二〇〇三年六月三十日止十二個月 千港元
營業額	3	**589,883**	388,794
銷售成本		**(551,922)**	(301,986)
毛利		**37,961**	86,808
其他收益	3	**5,415**	3,169
其他經營收入		**311**	2,717
銷售開支		**(14,026)**	(8,773)
行政開支		**(131,496)**	(65,795)
其他經營開支		**(73,334)**	(1,473)
經營(虧損)／溢利	4	**(175,169)**	16,653
萬佳訊獨立上市的視作出售收益	5	**17,953**	—
商譽減值	13	**(25,931)**	(840)
財務成本	6	**(4,346)**	(635)
應佔聯營公司虧損		**(1,507)**	(2,488)
除税前(虧損)／溢利		**(189,000)**	12,690
税項	7	**(1,902)**	(2,658)
除税後(虧損)／溢利		**(190,902)**	10,032
少數股東權益		**17,277**	562
股東應佔(虧損)／溢利	8	**(173,625)**	10,594
股息	9	**3,446**	9,207
每股(虧損)／盈利(港仙)			
一基本	10	**(28.29)**	1.74
一攤薄	10	**不適用**	1.74

核數師報告
致愛達利網絡控股有限公司（在百慕大註冊成立之有限公司）

全體股東

本核數師已完成審核第29至第76頁之賬目，該等賬目乃按照香港普遍採納的會計原則編製。

董事及核數師各自之責任

編製真實兼公平的賬目乃　貴公司董事的責任。在編製該等真實兼公平之賬目時，董事必須採用適當之會計政策，並且貫徹應用該等會計政策。

本核數師之責任是根據審核之結果，對該等賬目作出獨立意見，並按照百慕大一九八一年《公司法》第九十條僅向整體股東報告，除此之外本報告別無其他目的。本核數師不會就本報告的內容向任何其他人士負上或承擔任何責任。

意見之基礎

本核數師已按照香港會計師公會所頒佈之核數準則進行審核工作。審核範圍包括以抽查方式查核與賬目所載數額及披露事項有關之憑證，亦包括評審董事於編製賬目時所作之重大估計和判斷，所採用之會計政策是否適合　貴公司與　貴集團之具體情況，及有否貫徹應用並足夠披露該等會計政策。

本核數師在策劃和進行審核工作時，均以取得所有本核數師認為必需之資料及解釋為目標，以便獲得充分憑證，就該等賬目是否存有重大錯誤陳述，作出合理的確定。在作出意見時，本核數師亦已評估該等賬目所載之資料在整體上是否足夠。本核數師相信我們之審核工作已為下列意見提供合理之基礎。

意見

本核數師認為，上述賬目足以真實兼公平地顯示　貴公司與　貴集團於二〇〇四年十二月三十一日結算時之財務狀況，及　貴集團截至二〇〇四年十二月三十一日止十八個月的虧損及現金流量，並按照香港公司條例之披露規定妥為編製。

羅兵咸永道會計師事務所
執業會計師

香港，二〇〇五年四月十四日

董事會報告書

審核委員會

有關審核委員會權力及職責的職權範圍書乃參考香港會計師公會發出的《成立審核委員會指引》編製及採納。

審核委員會的主要工作包括檢討及監察本集團的財務申報程序及內部控制。審核委員會由崔世昌、盧景昭及馮祈裕三名獨立非執行董事組成。於十八個月期間，審核委員會共舉行了六次會議。

董事於競爭業務的權益

董事或任何有權在本公司的股東大會上行使或控制行使5%或以上投票權，及實際上有能力指導或影響本公司管理層或一組人士概無擁有與本集團業務構成競爭或可能構成競爭的業務權益。

核數師

有關賬目已經由羅兵咸永道會計師事務所審核，其將任滿辭任，惟符合資格，願膺選連任。

承董事會命

主席
José Manuel dos Santos

香港，二〇〇五年四月十四日

違反協議（續）

(三) 本公司於二〇〇四年十二月三十一日的綜合流動資產與綜合流動負債的比率低於與貸款人協定的1.6:1比率；及

(四) 根據十八個月期間的經審核賬目計算的股息與溢利的比率高於與貸款人協定的50%比率。

本公司現正與貸款人商討是否須於到期前償還貸款，又或能否為貸款再次安排融資。無論如何且在目前情況下，本公司將於等待有關商討結果之際，(與貸款人達成共識)，向代理行存入為數11,250,000美元(約87,525,000港元)的款項。

於二〇〇五年三月三十一日，本集團的銀行結餘及現金約為147,721,000港元(5,000,000美元(約38,900,000港元)的特惠收益債券除外)，故即使向代理行存入有關款項或悉數償還貸款後，本集團的業務亦不會受到重大不利影響。

此節乃根據《創業板上市規則》第17.21條項下發表。

本公司將遵照《創業板上市規則》第17.23條的責任，並於引致第17.20條及第17.21條項下披露責任的情況持續出現時，於隨後的中期、季度及年度報告中作出披露。

管理合約

於十八個月期間內並無訂立或存在涉及本公司全部或任何主要部分業務的管理及行政合約。

主要客戶及供應商

於十八個月期間，本集團向五大供應商購買的貨物及服務不足30%，而向五大客戶銷售的貨物亦少於30%。

關連交易

本集團於十八個月期間訂立的重大關連人士交易(根據《創業板上市規則》構成獲豁免關連交易)，在賬目附註32甲、乙及丁中披露。

董事會常規及程序

於十八個月期間，本公司已遵從舊《創業板上市規則》第5.34條至5.45條所載的董事會常規及程序的規定，有關規定於二〇〇五年一月一日前開始的會計期間生效。

與控股股東特定履約有關的有契諾協議

貸款的本金額為15,000,000美元(約116,700,000港元),由愛達利控股分四期每期3,750,000美元(約29,175,000港元)每半年償還一次,即分別於二○○五年三月及九月,以及二○○六年三月及九月到期。第一期還款已於二○○五年三月支付,故二○○五年三月三十一日尚未償還的本金額為11,250,000美元(約87,525,000港元)。

貸款乃用作一般企業用途及一般營運資金。愛達利控股只可於協議日期起(包括該日)直至其後六個月止日期期間動用貸款。愛達利控股須於協議日期後十八個月的日期起,連續分四期以相同金額每半年支付一次的分期款項償還所動用的貸款。儘管上述列明,根據協議的所有未償還款額須於協議日期後三十六個月的日期償還。利率為倫敦銀行同業拆息加1.35厘。

根據《創業板上市規則》,倘本公司或其任何附屬公司所訂立的其他協議包括對任何控股股東施加特定履約責任的條件,而違反該責任將就貸款引致失責,而有關失責對本公司業務而言屬重大,本公司須作出披露。根據擔保及協議,本公司及愛達利控股向各貸款人承諾,彼等須各自確保:

(一) Santos家族信託的受託人(為控股股東)於任何時間均須直接或間接持有不少於本公司各類已發行具投票權股本35%作為其信託資產,而José Manuel dos Santos與本公司於二○○四年二月十日訂立的服務協議,未經代理行發出事先書面同意的情況下,並無予以修訂或終止;及

(二) 在未經貸款人,而當中參與者佔貸款逾66⅔%,或倘並無提供墊款或尚未償還,則指其承諾佔未動用承諾餘額逾66⅔%的貸款人發出事先書面同意(該項同意不得無理隱瞞反對或延遲)的情況下,Santos家族信託不得(無論以單一交易或多項相關或無關交易及無論同時或於某段期間內進行)自願出售其於本公司股權5%以上。

倘未能履行上述承諾,代理行可宣佈根據協議的所有債務即時到期償還。

此節乃應《創業板上市規則》第17.20條的規定而發表。

違反協議

下列擔保項下的財務契諾將(其中包括)於刊發本報告連同十八個月期間的經審核賬目後被違反:

(一) 本公司於二○○四年十二月三十一日的綜合有形淨值少於與貸款人協定的380,000,000港元;

(二) 本公司於二○○四年十二月三十一日的綜合負債總額高於與貸款人協定的綜合有形淨值125%;

主要股東於股份及相關股份中的權益及淡倉

於二〇〇四年十二月三十一日，根據《證券及期貨條例》第三百三十六條記入該條規定存置的登記冊內於股份及相關股份的權益或淡倉的人士(不包括董事或行政總裁)如下：

股份及（就股票衍生工具而言）相關股份的好倉及淡倉總額

名稱	好倉／淡倉	權益性質	所持股份數目	所持相關股份(就購股權而言)數目	佔本公司已發行股本的概約百分比
ERL	好倉	公司權益(附註一)	293,388,000	—	47.80%
	淡倉	公司權益(附註二)	—	14,466,000	2.36%
LRL	好倉	公司權益(附註一)	293,388,000	—	47.80%
	淡倉	公司權益(附註二)	—	14,466,000	2.36%
李漢健(附註三)	好倉	家族權益	293,988,000	—	47.89%
	淡倉	公司權益	—	14,466,000	2.36%

附註：

(一) 於二〇〇四年十二月三十一日，該等股份乃以ERL的名義持有，而ERL的全部已發行股本則由LRL持有。

(二) 本公司根據購股權計劃授出購股權。由於ERL及LRL於二〇〇四年十二月三十一日均於本公司逾三份之一的已發行股本中擁有權益，故彼等被視為於14,466,000股相關股份中擁有淡倉。

(三) 李漢健(José Manuel dos Santos的配偶)被視為擁有José Manuel dos Santos全部股權的權益。

董事於本公司或任何相聯法團的股份、相關股份及債券中的權益及淡倉（續）

股份及(就股票衍生工具而言)相關股份的好倉及淡倉總額

董事姓名	好倉／淡倉	權益性質	所持股份數目	所持相關股份(就購股權而言)數目	佔本公司已發行股本的概約百分比
José Manuel dos Santos	好倉	公司權益／全權信託的創辦人(附註一)	293,388,000	—	47.80%
	好倉	個人(附註二)	—	600,000	0.10%
	淡倉	公司權益(附註三)	—	14,466,000	2.36%
嚴康	好倉	個人(附註四)	7,357,500	900,000	1.35%
關鍵文	好倉	個人(附註五)	12,262,500	900,000	2.14%
羅嘉雯	好倉	個人(附註六)	2,452,500	900,000	0.55%
馮祈裕	好倉	個人(附註七)	210,000	—	0.03%

附註：

(一)於二〇〇四年十二月三十一日，該等股份是以ERL的名義持有。ERL的全部已發行股本則由José Manuel dos Santos(作為Santos家族信託的信託人)全資擁有的公司LRL持有。

(二)José Manuel dos Santos的個人權益包括本公司授予其購股權有關的600,000股相關股份。上述權益由作為實益擁有人的José Manuel dos Santos持有。

(三)購股權是獲本公司根據一項購股權計劃而授出。由於José Manuel dos Santos於二〇〇四年十二月三十一日擁有本公司已發行股本中多於三份之一的權益，José Manuel dos Santos被視為於14,466,000股相關股份中擁有淡倉。

(四)嚴康的個人權益包括7,357,500股股份及本公司授予其購股權有關的900,000股相關股份。上述權益由作為實益擁有人的嚴康持有。

(五)關鍵文的個人權益包括12,262,500股股份及本公司授予其購股權有關的900,000股相關股份。上述權益由作為實益擁有人的關鍵文持有。

(六)羅嘉雯的個人權益包括2,452,500股股份及本公司授予其購股權有關的900,000股相關股份。上述權益由作為實益擁有人的羅嘉雯持有。

(七)馮祈裕的個人權益包括210,000股股份。上述權益由作為實益擁有人的馮祈裕持有。

董事於合約的權益

José Manuel dos Santos於對本集團業務而言屬重大的合約中所持有的權益詳情，載於賬目附註32。

除本年報所披露者外，於十八個月期間的結算日或十八個月期間內任何時間本公司及其附屬公司概無簽訂任何涉及本集團的業務而董事直接或間接在其中擁有重大權益的重要合約。

董事及高級管理層的資料詳情

董事及高級管理層的資料詳情載於第14至17頁。

董事於本公司或任何相聯法團的股份、相關股份及債券中的權益及淡倉

於二〇〇四年十二月三十一日，董事或行政總裁於本公司或其相聯法團的股份、相關股份及債券中，擁有根據《證券及期貨條例》第十五部第七及第八分部，須知會本公司及聯交所的有關權益及淡倉（包括根據《證券及期貨條例》的該等條文，彼被當作或視作擁有的權益及淡倉），或根據《證券及期貨條例》第三百五十二條，須載入該條例所述股東名冊的權益及淡倉，或根據《創業板上市規則》第5.46至5.68條有關董事進行的證券交易，須知會本公司及聯交所的權益及淡倉如下：

董事會報告書

董事

於十八個月期間內任職的董事如下：

José Manuel dos Santos
嚴康
關鍵文
羅嘉雯
崔世昌
盧景昭
馮祈裕 （於二〇〇四年九月三十日首次獲委任）

獨立非執行董事

根據公司細則第八十七條的規定，羅嘉雯將輪值告退，但其符合資格，願膺選連任。

崔世昌、盧景昭及馮祈裕均為獨立非執行董事。崔世昌與盧景昭再次獲委任為期兩年，於二〇〇六年十二月十三日屆滿。馮祈裕獲委任為期兩年，於二〇〇六年九月二十九日屆滿。

董事服務合約

羅嘉雯於二〇〇四年二月十日與本公司訂立服務合約，年期由二〇〇四年二月十二日起計，為期一年半；此後一直存續，直至本公司或羅嘉雯向對方發出不少於六個月的書面通知終止有關服務合約為止。根據該服務合約，彼可獲發定額月薪、董事袍金、額外第十三個月月薪及董事袍金，以及年終酌情花紅。根據服務合約支付的金額每年為580,450港元，由本公司薪酬委員會每年於財政年度結算日進行審閱。支付予全體董事的年終花紅的總額，不得超逾該財政年度經審核綜合除税及少數股東權益後但未計非經常項目前盈利10%。本公司的薪酬政策按有關董事的經驗、責任、工作量及為本集團付出的時間而定。

除於本公司擔任的董事職務以及本年報所述者外，彼與任何董事、本公司高級管理層成員、主要股東或控股股東概無關連。

購股權（續）

(己)接納購股權須付的款項

根據該計劃，承授人須就獲授購股權向本公司支付1港元作為代價。

(庚)釐定行使價的基準

行使價須不低於以下兩項價格中的較高者：(一)在發出購股權要約之日聯交所每日報價表所列股份收市價及(二)緊接發出購股權要約前五個營業日聯交所每日報價表所列股份平均收市價。

(申)該計劃的餘下年期

在二〇一二年十一月四日前，該計劃將仍然有效。

於二〇〇四年十二月三十一日，根據該計劃下已授出而未行使的購股權詳情如下：

參加者姓名或類別	於二〇〇三年七月一日持有的購股權	十八個月期間內失效的購股權	於二〇〇四年十二月三十一日持有的購股權	行使價 港元	授出日期	可行使期間開始	可行使期間屆滿
José Manuel dos Santos	600,000	—	600,000	0.42(一)	二〇〇三年六月三十日	二〇〇三年六月三十日	二〇〇六年六月二十九日
嚴康	900,000	—	900,000	0.42(一)	二〇〇三年六月三十日	二〇〇三年六月三十日	二〇〇六年六月二十九日
關鍵文	900,000	—	900,000	0.42(一)	二〇〇三年六月三十日	二〇〇三年六月三十日	二〇〇六年六月二十九日
羅嘉雯	900,000	—	900,000	0.42(一)	二〇〇三年六月三十日	二〇〇三年六月三十日	二〇〇六年六月二十九日
持續合約僱員	13,838,000	(2,672,000)	11,166,000	0.42(一)	二〇〇三年六月三十日	二〇〇三年六月三十日	二〇〇六年六月二十九日

附註：

(一)於授出購股權前一日，即二〇〇三年六月二十七日，每股股份的市價為0.41港元。

優先購股權

公司細則並無載有任何有關優先購股權的規定，而百慕大法例項下亦並無有關該等權利的限制，致使本公司須按比例基準向現有股東發售新股份。

五個財政期間財務概要

本集團於截至二〇〇四年六月三十日止過去四個財政年度及十八個月期間的業績及資產負債概要載於第77頁。

購買、出售或贖回證券

於十八個月期間，本公司並無贖回任何股份。而本公司或其任何附屬公司概無於十八個月期間購買或出售任何股份。

購股權

購股權根據股東於二〇〇二年十一月五日舉行的股東特別大會上批准的購股權計劃授予若干董事、行政人員及僱員。計劃詳情如下：

(甲) 目的

該計劃旨在給予在本公司或其任何附屬公司擔任執行、管理或監察職位的執行董事及高級僱員於本公司的股權，提高長遠的股東價值。授予購股權亦有助本公司吸引及激勵富經驗及才能的人士，以及就個別人士過往及將來的表現給予獎勵。

(乙) 合資格參加者

任何全職僱員(包括執行董事及其附屬公司的董事)。

(丙) 最高股數

於二〇〇四年十二月三十一日，該計劃下可供發行的股份總數為61,381,900股，佔本公司於二〇〇四年十二月三十一日已發行股本的10%。

(丁) 每名合資格參加者的最高配額

倘授予任何合資格參加者的購股權在悉數行使時，將會引致該人士根據購股權計劃已獲發行及可獲發行的股份超過當時根據購股權計劃已發行及可予發行的股份總數30%，則不得授出購股權予該人士。

(戊) 購股權行使期間

購股權可由購股權授出並獲承授人接納日期起三年期間內行使，並於二〇一二年十一月四日屆滿，以較早者為準。

董事謹此提呈十八個月期間的董事會報告及經審核賬目。

主要業務及按地域劃分的業務分析

本公司的主要業務為投資控股。各附屬公司的業務載於賬目附註15。

本集團十八個月期間按業務及地域劃分的業績的分析載於賬目附註3。

更改財政年度

為配合於十八個月期間所收購附屬公司的財政年度年結日及與附屬公司的課税年度年結日保持一致，本公司財政年度年結日已由六月三十日改為十二月三十一日。因此，綜合損益表、綜合現金流量表、綜合權益變動報表及賬目內有關附註的比較金額不可直接比較。

業績及分派

本集團十八個月期間的業績載於第29頁的綜合損益表。

十八個月期間所建議及／或支付的股息詳情載於賬目附註9。

董事並不建議派付末期股息。

儲備

本集團及本公司十八個月期間的儲備變動載於賬目附註26。

捐款

本集團十八個月期間作出的慈善及其他捐款約為120,000澳門元(約117,000港元)。

固定資產

本集團固定資產之變動詳情載於賬目附註14。

股本

本公司的股本變動詳情載於賬目附註25。

可供分派儲備

於二〇〇四年十二月三十一日，根據百慕大一九八一年公司法(經修訂)計算的本公司可供分派儲備達62,790,000港元(二〇〇三年六月三十日：89,920,000港元)。

王慶，現年三十四歲，本集團地區業務經理。一九九二年彼畢業於位於中國的南郵院，取得理學士學位。彼於一九九四年加入本集團。彼於加入本集團前曾於一間電信設備公司出任工程師。

黃自平，現年五十五歲，本集團業務拓展主管。彼在中國積逾二十多年音響及電子行業經驗。彼於一九九九年加入本集團前，曾於捷朗菱工作達十年以上，負責話音通訊業務營運及推廣。

王偉勤，現年四十歲，本集團高級地區業務主管。彼畢業於位於中國的暨南大學，取得理學士學位。彼於一九九三年加入本集團，之前從事採購行業及銀行業務。

鄔文華，現年四十一歲，目前為泰思通的行政總裁，負責整體業務運作，以及泰思通的銷售及市場推廣、技術發展及管理工作。彼擁有位於加拿大的 University of Waterloo博士學位，以往曾任職於多家國際軟件開發企業，於產品開發方面擁有逾十三年經驗，專長於為電訊服務供應商開發網絡管理系統，並與位於中國的電訊服務供應商建立了良好的關係。

曾青石，現年三十四歲，本集團地區業務經理。彼於位於中國的南郵院及湖南大學分別取得理學士學位及工商管理碩士學位。彼於一九九四年加入本集團。彼於加入本集團前曾於中國政府航天部屬下一間工廠出任工程師。

高級管理層 (以英文姓氏排序)

陳子標，現年三十五歲，本集團技術支援經理。一九九二年畢業於位於中國的華僑大學，取得理學士學位，同年加入本集團工作。

何偉深，現年四十二歲，本集團技術服務主管。彼自位於中國的亞洲(澳門)國際公開大學畢業，取得工商管理碩士學位。彼曾於澳門電訊有限公司工作十八年，並於其運輸網絡部門出任主任，其運輸網絡部門涉及國際及本地工程學行業如光學纖維、準同步及同步數字分層結構傳送、水底裝置電纜、微波及衛星地面收發站。彼於二OOO年加入本集團。

吳家樑，現年三十五歲，本集團技術支援經理。於一九九四年畢業於位於中國的澳大，取得理學士學位。彼於一九九五年加入本集團。

史貽雄，現年三十六歲，本集團高級地區業務主管，畢業於位於中國的澳大，取得理學士學位。彼於一九九四年加入本集團。彼於加入本集團前曾從事銀行與酒店行業。

Wouter Rudolf Karel STEINER，現年四十七歲，目前為歐洲公司的董事總經理，負責荷蘭、德國、西班牙及芬蘭的整體業務運作。彼的行業知識豐富，對在歐洲提供增值服務方面具備逾十五年經驗，以往曾擔任負責拓展墨西哥合眾國、芬蘭、瑞典王國及意大利共和國等新市場的職位，累積了廣泛的國際業務經驗。彼畢業於位於荷蘭的Universiteit van Amsterdam，主修傳媒及通訊法。

徐偉明，現年四十五歲，本集團地區總監。彼畢業於位於英國的Imperial College of Science, Technology and Medicine，取得航天工程理學士及結構機械理學碩士。彼於二OO三年五月加入本集團之前曾出任阿爾卡特中國投資有限公司的業務拓展及產品支援總監。



獨立非執行董事

崔世昌，現年五十一歲，於一九九九年十二月十四日首次獲委任為獨立非執行董事。彼為澳門註冊核數師及建築商及澳州會計師公會資深會員，持有位於美國的檀香山善美納大學工商管理碩士學位。彼亦為數個主要政府委員會成員，計有政協全國委員會及澳門立法會、澳門籌備委員會、澳門第一屆政府推選委員會、澳門第二屆政府選舉委員會，彼並於不同專業團體出任要職，該些團體計有Macao Chamber of Commerce(董事會副主席)、澳門管理專業協會(會長)及Association of Economic Sciences of Macao(會長)。彼為萬佳訊及Innovo Leisure Recreation Holdings Limited澤新遊樂控股有限公司*的獨立非執行董事，該公司於百慕大成立為有限公司，其股份於主板上市。

盧景昭，現年六十一歲，於一九九九年十二月十四日首次獲委任為獨立非執行董事。彼於位於美國的Lake Forest University主修經濟，持有文學士學位。彼為政協江西省委員、位於加拿大的University of Victoria校長(亞洲)特別顧問及澳門British American Tobacco Plc的公共關係顧問。彼並為Macao Junior Chamber of Commerce創辦人、澳門扶輪會前會長。

馮祈裕，現年五十二歲，於二〇〇四年九月三十日首次獲委任為獨立非執行董事。彼為位於加拿大的Mitel Networks Corporation的全資附屬公司敏迪網絡亞太有限公司之董事總經理。彼於位於加拿大的University of Toronto畢業，持有工業工程應用理學士學位。彼曾為位於加拿大的Professional Engineers Ontario的成員，彼於電訊及電子業方面積逾二十年經驗。

董事及高級管理層的履歷詳情

執行董事

José Manuel DOS SANTOS，現年五十七歲，於一九九九年十二月十三日獲委任為執行董事，彼為本集團創辦人兼本公司主席，積逾三十年亞太區電訊行業經驗。於先後創辦捷朗菱及本集團之前，彼曾於澳門政府電訊機關出任高級職位。彼現為萬佳訊的執行董事。

嚴康，現年四十七歲，於一九九九年十二月十四日獲委任為執行董事，彼為本集團董事總經理，負責整體營運。彼畢業於位於英國的University of London，取得理學士學位。彼於一九九八年加入本集團，積逾二十年資訊科技行業經驗。彼於加入本集團前，曾出任Newbridge地區業務主管及3Com Corporation地區經理。彼現為萬佳訊的非執行董事。

關鍵文，現年四十歲，於一九九九年十二月十四日首次獲委任為執行董事。彼為本集團總經理，負責銷售及推廣。彼於一九八五年加入捷朗菱出任工程師，其後轉往從事推廣工作。彼於一九九二年七月八日加入愛達利電訊(該公司的資產及負債已於一九九八年七月一日轉讓愛達利控股)，出任銷售經理一職。彼於一九九四年被擢升為總經理。彼為萬佳訊的非執行董事。

羅嘉雯，現年三十六歲，於一九九九年十二月十三日首次獲委任為執行董事，彼為本集團財務總監。彼畢業於位於加拿大的University of Calgary，取得商學士學位。於一九九九年加入本集團，積逾十年會計及銀行業務經驗。彼本身持有加拿大Certified Managemet Accountants of Alberta的Certified Management Accountant執業資歷。

資本承擔及重大投資

除下文「重大收購及出售事項的詳情」一段所載者外，於二○○四年十二月三十一日，本集團概無任何重大資本承擔及重大投資。

集團資產的抵押

於二○○四年十二月三十一日，本集團並無任何本集團資產的抵押。

重大收購及出售事項的詳情

於十八個月期間，本集團以代價15,700,000港元收購流動電訊的7.3%股權及本金額達1,600,000港元的可換股票據，並以代價2,300,000歐元（約24,403,000港元）收購歐洲公司60%股權及向歐洲公司提供2,300,000歐元（約24,403,000港元）股東貸款，以及以代價5,800,000澳門元（約5,600,000港元）收購澳門澳中的100%股權。本集團亦於萬佳訊獨立在創業板上市後，出售萬佳訊38.95%的權益。除上文所披露者外，本集團並無重大收購或出售事項。

重大投資或資本資產的未來計劃詳情

於二○○五年一月十二日，本集團認購歐洲公司發行的約759,000歐元（約8,053,000港元）可換股票據。除上文所披露者外，董事並無就重大投資或資本資產制定任何未來計劃。

外匯風險

本集團主要以港元、澳門元、美元、歐元及人民幣賺取收益及產生成本。董事認為本集團的外滙風險的影響屬微不足道。

資本架構、流動資金及財務資源

於十八個月期間，由於成功籌集15,000,000美元的銀團定期貸款，本集團的現金結餘得以改善。現金乃用於註銷之前發行予Riverstone Networks, Inc.的1,250,000美元可換股債券，償還用作撥付中國內地附屬公司營運資金的短期銀行貸款，增加於流動電訊的持股比例及認購流動電訊額外可換股票據，以及收購歐洲公司及澳門澳中。有關流動電訊、歐洲公司及澳門澳中的交易，請參閱「重大收購及出售事項的詳情」一節。

於二〇〇四年十二月三十一日，本集團資產負債比率（借貸總額／股東資金）為85%。借貸總額包括約15,000,000美元（約116,700,000港元）的銀團定期貸款、16,200,000港元的營運資金及歐洲公司產生的14,200,000港元貸款。儘管本集團的借貸總額為147,100,000港元，於二〇〇四年十二月三十一日的手頭現金達168,800,000港元，不包括購買以增加本集團收益的5,000,000美元金融債券。

本集團確認根據十八個月期間的業績公佈，愛達利控股與貸款人就15,000,000美元（約116,700,000港元）定期貸款融資訂立並於二〇〇三年九月二十六日生效的貸款融資協議項下的若干財務契諾已遭違反。如本公司無法取得貸款人同意豁免有關違反情況，本集團仍有充足的現金結餘償還未償還的定期貸款融資。

僱員資料

於二〇〇四年十二月三十一日，本集團僱用三百四十三名僱員，其中一百一十八名、十六名、一百六十七名及四十二名僱員分別於澳門、香港、中國內地及歐洲工作。十八個月期間的員工成本，不包括董事酬金，總計為57,631,000港元。

本集團的酬金及花紅政策基本上根據個別僱員的表現而定。

本公司採納購股權計劃，據此，本集團的若干僱員可獲授購股權以購買股份。有關購股權計劃的詳情載於董事會報告內「購股權」一節內。

本集團亦為市場推廣及技術員工提供多項培訓計劃及產品介紹，以提升其整體質素，讓彼等繼續緊貼最新的行業及技術發展。

經營業績回顧

更改財政年度

為配合十八個月期間所收購附屬公司的財政年度年結日及與附屬公司的課税年度年結日保持一致，本公司的財政年度年結日已由六月三十日改為十二月三十一日。因此，綜合損益表及相關賬目附註的比較金額不可直接比較。

營業額及盈利能力

於十八個月期間，本集團的營業總額為589,883,000港元。以往來自中國內地的營業額比例較高，但於十八個月期間，由於澳門的業務量增加，加上收購歐洲公司帶來額外營業額，使來自中國內地的營業額佔本集團營業總額的比例由約86.1%下降至約68.0%，而香港／澳門及歐洲的營業額目前分別佔本集團營業總額約25.3%及6.8%。由於十八個月期間的營業額只包括歐洲公司六個月的營業額及澳門澳中四個月的營業額，因此，本集團預期二〇〇五年來自香港／澳門及歐洲的營業額比例將會改變。

本集團的毛利由約22.3%減至約6.4%，原因為設備製造商的市場競爭漸趨激烈，加上澳門的項目及流動電話貿易的邊際溢利較低，而且中國內地市況欠佳，須撇銷49,646,000港元的存貨以計及滯銷數據網絡設備。

若本集團不計及撇銷存貨、呆賬撥備、減值、折舊及攤銷，本集團錄得經營虧損46,838,000港元，其中11,569,000港元及12,765,000港元分別為萬佳訊及歐洲公司的經營虧損。數據網絡系統設計、銷售與開發、提供相關工程服務及貨品銷售業務分類所佔的經營虧損佔22,504,000港元。

分拆萬佳訊產生確認視作出售收益17,953,000港元，本集團於十八個月期間仍錄得虧損淨額173,625,000港元。



歐洲 — 轉型為領先固網及流動互動服務供應商

收購歐洲公司標誌著本集團進軍歐洲多媒體增值互動服務市場。歐洲公司將會繼續專注透過互動語音回覆系統及短訊平台提供娛樂資訊，以及提供資訊及娛樂服務，例如鈴聲及遊戲下載、塔羅牌占卜、聊天室、電話競猜遊戲等等。本集團將會透過以下措施，將歐洲公司轉型為首屈一指的固網及流動增值服務供應商：

- 建立迅速可靠的接駁平台傳送及分銷娛樂資訊；
- 構思流動網絡推廣及宣傳的創新意念；
- 利用現有及新渠道購買及分銷新內容；
- 開發歐洲公司品牌的產品及內容，並在全球分銷；
- 引進遊戲及娛樂市場的創新應用程式；及
- 進軍中國內地等新興市場。


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隨著增值服務及內容提供業務成為推動收益增長的主要因素，公司的成功亦視乎能否與流動電話及固網電話營運商建立緊密的合作關係。因此，除了成立專責小組推行上述措施外，本集團亦重新調配市場推廣隊伍，致力與現有策略電訊合作夥伴及潛在新合作夥伴維持緊密的合作關係。

澳門－善用本地領導地位

於十八個月期間，隨著開放博彩業、即將舉行的二〇〇五年東亞運動會及澳門政府致力推廣電子政府，大力推動了澳門的商業發展，為本集團帶來大量商機。憑著本集團在當地的領導地位，配合實力雄厚的軟件開發人員及工程人員，本集團在澳門成功取得多個項目，包括博彩經營商、第四屆東亞運動會澳門組織委員會及澳門政府的基建項目。

於十八個月期間，本集團夥拍摩托羅拉亞太有限公司，取得澳門政府司警／保安部門的數碼TETRA無線電系統項目。TETRA無線電系統項目價值60,600,000港元，預期將於二〇〇五年完成。



管理層討論及分析

業務回顧

中國內地－採納新法，再創輝煌

來自設備製造商的市場競爭越趨激烈，加上電訊服務供應商在本集團產品範圍以外的資本開支增加，使本集團在中國內地的核心業務面對重重考驗。隨著本集團經營業務的市場情況不斷變化，以及本集團拓展業務至多個不同地區，來自主要客戶的收益佔本集團營業總額的比例由約86.1%下降至約68.0%。

於十八個月期間，本集團實施一系列降低成本措施，包括將代表辦事處由十二間合併縮減至七間，並將主要負責中國內地關於數據網絡系統設計、銷售與開發及提供相關工程服務業務的員工裁減28%。

憑著現有寶貴客戶群這項最重要的資產，本集團在產品組合中加入自行研發的操作支援系統，藉以提升中國內地業務的整體邊際利潤。於十八個月期間，本集團成功為多間電訊服務供應商安裝操作支援系統，包括廣東中國電信、重慶中國電信、無錫中國電信及新疆中國電信。為了提升操作支援系統的銷售及擴大其應用範圍，本集團進一步提升操作支援系統的功能，將操作支援系統升級以支援數目日增的本地及國際設備供應商建立的數據網絡。



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愛達利要走的路將會充滿起伏，但由於我們已經轉型，我們相信憑著明確直接的目標、堅毅的精神，合作夥伴的支持及竭誠的員工，我們已準備就緒展開新的旅程。

José Manuel dos Santos
主席
香港，二〇〇五年四月十四日



根據務實的目標及明確的策略以達致持續發展及帶來收益，我們必須進行收購。於二○○四年，愛達利進行一項具象徵意義的收購事項，收購歐洲公司60%的權益。

收購歐洲公司將愛達利的業務拓展至流動多媒體增值服務，讓我們朝國際市場邁出第一步。歐洲公司讓愛達利得以向歐洲廣大客戶提供新型及升級的資訊與娛樂服務。我們相信，隨著我們逐步改善歐洲公司的財務狀況，同時配合流動電訊在亞太區的地域覆蓋及市場經驗，並透過整合愛達利的資源協助歐洲公司進入中國內地市場，我們將可釋放這家國際企業的潛力，為愛達利帶來長期貢獻，推動各方業務向前。


OPER
OSS

在中國內地，為適應市場未來發展的趨勢及配合即將頒佈的新規則，我們精簡業務，主動求變，而非揣測變動後才作出反應。我們合併代表辦事處的數量，同時裁減員工以控制成本。此外，我們還推出自行開發的解決方案，改善因為經營環境艱困及競爭加劇而減少的整體邊際利潤。

另一方面，澳門這個面積不大但備受矚目的城市，提供了蓬勃興旺的營運環境，未來數年的發展勢頭依然強勁。由於我們總部設於澳門，我們亦重新調配資源，以鞏固我們的領導地位，並將業務範圍由支持當地博彩經營商網絡基建及監視解決方案，拓展至司警／保安部門的核心通訊基建項目。

主席報告

各位股東：

過去十八個月，愛達利管理人員經歷了不少挑戰。我們建立的公司、我們保持成功的能力，甚至愛達利的前景也受到考驗。我們的信心有沒有因為市況欠佳而動搖？愛達利的前景是否未明？答案絕對是「不」。我們的目標一如以往，非常清晰--愛達利為客戶提供各種優質方案，讓客戶隨時隨地處理事務，獲取資訊--而我們亦具備所需的實力與條件，讓本集團重振聲威。

自二OOO年於創業板上市後，愛達利首次錄得虧損及不派股息。過去三年，愛達利面對各種不利的環境。不過，我們仍然專注致力實踐我們的目標—向客戶推出新產品，並成為中國內地數據網絡方案供應商的「不二之選」。然而，愛達利現在進入變革的時期，我們過去對客戶及經營市場所作的不少設定與現實相違。毫無疑問，愛達利及其他外國數據網絡設備分銷商也面對前所未見的艱困經營環境。現在不但面對競爭及價格壓力，更面對電訊服務運營商將資本開支投資於愛達利產品及服務範圍以外的情況。

我們審慎評估了影響本集團及行業的多變環境因素，制訂轉型策略，讓本集團能抵禦逆轉，同時為愛達利確立新目標。我們已實施一系列措施，將策略付諸實行。

首先，我們分散於萬佳訊的投資，使其成為獨立在創業板上市的公司，以便愛達利專注經營核心業務。



公司簡介

本集團鋭意為客戶提供優質方案，讓客戶隨時隨地處理事務，獲取資訊。本集團主要提供網絡及系統基礎設施、企業方案及多媒體增值服務。

本集團提供網絡及系統基礎設施集成服務，服務範圍由規劃、設計、提供網絡設備及軟件、安裝及開通網絡及系統，以至為公共電訊服務運營商及中國內地與澳門經挑選的垂直市場企業用戶提供維修及技術支援服務，客戶包括中國電信、中國網通、中國聯通、中國移動、博彩經營商、有線電視運營商、電力機關及政府部門。

透過獨立上市的萬佳訊，本集團進行創新優質增值應用產品的研發及交付工作，務求提升企業的經營效益與效率。

本集團亦在亞太區及歐洲提供多媒體增值服務，透過互動語音回覆系統、互動互聯網解決方案及收費短訊服務等多個平台提供內容及項目管理、分銷及計費等流動及固網服務。

本集團的總部設於澳門，並在創業板上市，現已在澳門確立領導地位，將會積極拓展國際市場。

公司資料

董事
執行董事
José Manuel dos Santos
嚴康
關鍵文
羅嘉雯

獨立非執行董事
崔世昌
盧景昭
馮祈裕

授權代表
嚴康
羅嘉雯

公司秘書
傅俊毅
(會計師，特許公認會計師公會資深會員)

合資格會計師
傅俊毅
(會計師，特許公認會計師公會資深會員)

法規主管
羅嘉雯

審核委員會
崔世昌
盧景昭
馮祈裕

核數師
羅兵咸永道
執業會計師
香港
中環
太子大廈二十二樓

註冊辦事處
Clarendon House
2 Church Street
Hamilton HM11
Bermuda

總辦事處兼主要營業地點
澳門
氹仔永福街七十四號
愛達利大廈
電話：(八五三) 七二一一八二，七一八〇三三
傳真：(八五三) 七一七八〇〇，七五二九〇九

香港營業地點
香港
北角電氣道一百八十三號
友邦廣場三十二樓三二〇一室
電話：(八五二) 二五八七八八六八
傳真：(八五二) 二五八七八〇三三

網站
http://www.vodatelsys.com

往來銀行
澳門商業銀行
德國北方銀行
中國工商銀行(亞洲)有限公司
渣打銀行(香港)有限公司

香港股份登記分處
雅柏勤證券登記有限公司
香港
灣仔
告士打道五十六號
東亞銀行港灣中心地下


VODATEL

目錄

創業板的特色

創業板乃為帶有高投資風險的公司提供一個上市的市場。尤其在創業板上市的公司無須有過往溢利記錄，亦毋須預測未來溢利。此外，在創業板上市的公司可因其新興性質及該等公司經營業務的行業或國家而帶有風險。有意投資的人士應了解投資於該等公司的潛在風險，並應經過審慎周詳的考慮後方作出投資決定。創業板的較高風險及其他特色表示創業板較適合專業及其他老練投資者。

由於創業板上市公司新興的性質所然，在創業板買賣的證券可能會較於主板買賣的證券承受較大的市場波動風險，同時無法保證在創業板買賣的證券會有高流通量的市場。

創業板所發佈的資料的主要方法為在聯交所為創業板而設的互聯網網站刊登。上市公司無須在憲報指定報章刊登付款公佈披露資料。因此，有意投資的人士應注意彼等能閱覽創業板網站，以便取得創業板上市發行人的最新資料。



年報
二〇〇四